Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145260

AMERICAN LORAIN CORPORATION

8,838,716 Shares of Common Stock

     This prospectus relates to 8,838,716 shares of common stock, par value $0.001 per share, of American Lorain Corporation (formerly known as Millennium Quest, Inc.) that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

  6,968,988 shares of our common stock; and

  1,869,727 shares of our common stock issuable upon the exercise of three-year warrants owned by the selling stockholders named in this prospectus.

     We will not receive any proceeds from the sales of any shares of common stock by the selling stockholders. We will, however, receive proceeds of up to $4.25 per share from the exercise of warrants held by selling stockholders if and when such warrants are exercised, which would result in proceeds to us of approximately $8 million in the event that all such warrants are exercised.

     Our common stock is quoted on the OTC Bulletin Board under the symbol “ALRC.OB”. The closing bid price for our common stock on October 30, 2008 was $0.78 per share, as reported on the OTC Bulletin Board.

     Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 5 to read about factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 31, 2008

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no person named in this prospectus is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

The following summary highlights some of the information contained in this prospectus, and it may not contain all of the information that is important to you in making an investment decision. You should read the following summary together with the more detailed information regarding our Company and the common stock being sold by the selling stockholders in this offering, including the “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

Conventions

In this prospectus, unless indicated otherwise,

  “American Lorain” and “ALC” refer to American Lorain Corporation, a Delaware corporation (formerly known as Millennium Quest, Inc.).

  “Lorain Holding” and “ILH” refer to International Lorain Holding, Inc., a Cayman Islands company that is wholly-owned by American Lorain, and ILH's direct and indirect Chinese subsidiaries.

  “we,” “us” or “our” refer to the combined business of ALC, ILH and the direct and indirect Chinese subsidiaries of Lorain Holding.

  “ALC,” “ILH,” “we,” “us” or “our” do not include the selling stockholders.

  “Junan Hongrun” means Junan Hongrun Foodstuff Co., Ltd. and its Chinese operating subsidiaries.

  “Luotian Lorain” means Luotian Green Foodstuff Co., Ltd. and its Chinese subsidiaries.

  “Beijing Lorain” means Beijing Green Foodstuff Co., Ltd. and its Chinese subsidiaries.

  “Shandong Lorain” means Shandong Green Foodstuff Co., Ltd. and its Chinese subsidiaries.

  “RMB” means Renminbi, the legal currency of China.

  “U.S. dollar,” “$” and “US$” mean the legal currency of the United States.

  “China” and “PRC” refer to the People's Republic of China.

  “Cayman” and “Cayman Islands” refer to the Cayman Islands.

The Company

Overview of Our Business

We are a Delaware corporation that was incorporated on February 4, 1986 as Millennium Quest, Inc. and we are headquartered in Shandong Province, China. From our inception through May 3, 2007, when we completed a recapitalization transaction with ILH, we did not engage in any active business operations other than search for, and evaluate a potential business opportunity to become an acquiree of ours through a reverse-merger transaction.

As an integrated food manufacturing company, our product mix varies by season. We develop, manufacture and sell convenience foods (including lightly processed foods such as cut fruit and premixed salads, ready-to-cook (or RTC) meals, ready-to-eat (or RTE) meals and meals ready-to-eat (or MREs)); chestnut products; and frozen foods, canned foods and bulk foods, in hundreds of varieties. Food products are categorized into three types:

  chestnut products,

  convenience food, and

  frozen, canned, and bulk food. Our production activities are in China and we derive most of our revenue from sales in China, Japan and South Korea. In 2007, we expanded our market to Europe and certain countries in the Middle East (including Kuwait, the United Arab Emirates, Saudi Arabia, Israel, and Qatar).

Our products are sold in 19 provinces and administrative regions in China and 42 foreign countries. We currently have limited operations in the United States, although our long-term plan is to significantly expand our operations in the United States.

ALC owns 100% of ILH. ILH presently has two direct, wholly-owned Chinese operating subsidiaries: Luotian Lorain and Junan Hongrun; one indirect wholly owned operating subsidiary: Beijing Lorain; and one majority-owned subsidiary: Shandong Lorain, which is 80.2% owned by us (with Shandong Economic Development Investment Co. Ltd. owning the remaining 19.8% interest). We sometimes refer to these four Chinese operating subsidiaries as the Lorain Group Companies. Below is an organizational chart showing our ownership of the Lorain Group Companies:

American Lorain Corporation
100%
International Lorain Holding. Inc.
100%
Luotian Lorain
30%
100%
Junan Hongrun
70%
State Ownership
Beijing Lorain
25%
100%
55.2%
Shandong Economic Development Investment
19.8%
Shandong Lorain

Risk Factors

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous risks as discussed more fully below in the section entitled “Risk Factors,” including for example:

  Potential inability to secure necessary raw materials in sufficient quantities, and fluctuations in raw material prices;

  Potential for product liability and product recall claims, and potential litigation arising from these claims;

  Increased costs associated with increasing levels of governmental regulations;

  Inability to effectively manage rapid growth;

  Increased competition;

  Increases in energy costs;

  Potential loss of key members of our senior management; and

  Potential failure to have complied with PRC regulations regarding our restructuring.

Any of the above risks could materially and adversely affect our business, financial position and results of operations. An investment in our common stock involves risks. You should read and consider the information set forth below in the section entitled “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

The address of our principal executive office in China is Beihuan Road, Junan County, Shandong, China 276600, and our telephone number is (+86) 539-7317959. Our address for correspondence in the United States is c/o Yinglee Tseng, 4401 Prudence St., Baltimore, MD 21226 and our telephone number in the United States is 443-552-4796. We maintain a website at www.loraingroup.com that contains information about the Lorain Group Companies, but no information contained on our website is part of this prospectus.

Summary of the Offering

Common stock offered by selling stockholders

8,838,716 shares of our common stock, par value $0.001 per share, consisting of 6,968,988 outstanding shares owned by selling stockholders and 1,869,727 shares of our common stock issuable upon the exercise of certain warrants held by the selling stockholders. This number represents approximately 35.6% of the outstanding shares of our common stock as of the date of this prospectus (1)

Common stock to be outstanding immediately after this offering	25,172,640 shares (2)

Proceeds to us

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, but we will receive up to $4.25 per share from the exercise of warrants held by the selling stockholders if and when such warrants are exercised, which would result in proceeds to us of approximately $8 million if all warrants are exercised. We will use any of such proceeds for general working capital purposes.

(1) Based on 25,172,640 shares of common stock outstanding as of October 27, 2008.

(2) Does not include 1,869,727 shares of our common stock issuable upon the exercise of certain warrants held by the selling stockholders.

Summary Consolidated Financial Information

The following tables set forth a summary of the consolidated financial data for ILH, which became our wholly owned subsidiary on May 3, 2007 and is the holding company for our commercial operations. This information should be read in conjunction with the section below entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	For the Six Months Ended		For the Years Ended
	June 30,	June 30,	December 31,	December 31,		December 31,	December 31,		December 31,
	2008	2007	2007	2006		2005	2004		2003

Net Revenues	$38,953	$25,242	$82,094	$49,561		$30,195	$27,736		$19,958
Cost of Revenue	$(29,819)	$(19,341)	$(61,932)	$(37,533)		$(22,250)	$(21,082)		$(15,116)
Gross Profit	$9,134	$5,901	$20,162	$12,028		$7,945	$6,653		$4,842
Total Operating					$			$
Expenses	$(2,867)	$(1,243)	$(5,488)	$(3,374)		(2,287)	$(2,816)		(1,886)
Income from					$			$
Operations	$6,267	$4,658	$14,675	$8,654		5,657	$3,837		2,955
Total Other Income					$
(Expense)	$(1,234)	$(2,602)	$(2,079)	$(1,321)		(1,095)	$(810)		$6,349
Income Before Taxes	$5,033	$2,055	$12,595	$7,333		$4,562	$3,028		$2,278
Provision for					$
income taxes	$(884)	$(616)	$(2,135)	$(1,064)		(325)	$(214)		$(297)
Income before					$
Minority Interests	$4,150	$1,439	$10,460	$6,269		4,238	$2,813		$—
Minority Interest	$(300)	$(156)	$(715)	$(340)		$(23)	$—		$—
Net Income	$3,849	$1,283	$9,745	$5,928		$4,215	$2,813		$1,981
Net Income per
share, basic
and diluted	$0.15	$0.06	$0.39	$0 33		$0.24	$0.16		$0.11
Weighted Average
Shares
Outstanding of
Common Stock	$24,923	$20,185	$24,923	$17,933		$17,933	$197,933		$17,933

BALANCE SHEET
DATA
(in thousands)

Current Assets	$65,868	$44,738	$73,390	$36,094		$42,872	$35,710		$29,540
Total Assets	$100,896	$60,691	$100,459	$52,390		$54,493	$45,839		$35,677
Current Liabilities	$43,556	$26,651	$51,927	$32,753		$33,276	$31,534		$23,287
Total Liabilities	$44,124	$28,068	$52,030	$32,858		$33,276	$31,534		$24,287
Minority interest	$4,333	$3,630	$3,887	$2,922		$2,500	—		—
Stockholders'
Equity	$52,439	$28,993	$44,542	$16,609		$18,717	$14,304		$11,390

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of our common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occur, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information about us contained in this prospectus, including our consolidated financial statements and related notes.

BUSINESS RISKS

We may not be able to obtain sufficient raw materials to satisfy our production requirements and any decline in the amount or quality of raw materials could reduce our sales and negatively affect our financial prospects.

Our business depends on obtaining a reliable supply of various agricultural products, including fresh produce, red meat, fish, eggs, rice, flour and chestnuts. We self-supplied approximately 4% of our total raw material needs in 2007. In 2007, we procured approximately 39,630 metric tons of chestnuts and approximately 28,034 metric tons of vegetables and other raw materials from a number of third party suppliers and produced approximately 265 metric tons of chestnuts and approximately 2,752 metric tons of vegetables and other raw materials from our own agricultural operations. During the first six months of 2008, our raw materials inventory increased from $5,225,248 to $11,220,624, for an increase of approximately 115%. We may have to increase the number of our suppliers of raw materials and expand our own agricultural operations in the future to meet growing production demands. We may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs and we may not be able to expand our own agricultural operations in a timely manner to satisfy our needs. Any interruptions to or decline in the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

Despite our efforts to control our supply of raw materials and maintain good relationships with our suppliers, we could lose one or more of our suppliers at any time. We believe that we could replace the loss of one or more suppliers with other domestic and international suppliers. However, the loss of several suppliers may be difficult to replace and could increase our reliance on higher cost or lower quality suppliers, which could negatively affect our profitability. In addition, if we have to increase the number of our suppliers of raw materials and expand our own agricultural operations in the future to meet growing production demands, we may not be able to locate new suppliers who could provide us with sufficient materials to meet our needs. Although we have entered into a few supply contracts, they are inadequate for all of our supply needs. In addition, reliance on foreign suppliers would likely increase costs and reduce our margins or profitability. Any interruptions to or decline in the amount or quality of our raw materials supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

The average price we paid for our raw materials experienced significant fluctuation during the three years ended December 31, 2007. If these price fluctuations continue, it could result in fluctuations in our profit margins and could materially adversely affect our financial condition.

The average prices we paid for chestnuts in 2005, 2006 and 2007 were approximately $884 per metric ton, $713 per metric ton and $787 per metric ton, respectively, excluding any value added tax assessed on the purchased chestnuts. The prices that we pay for our raw materials may not be stable in the future. Price changes may result in unexpected increases in production costs, and we may be unable to increase the prices of our products to offset these increased costs. Consequently, we may suffer a reduction to our profit margins. Due to the financing in May of 2007, we have been able to manage the price changes to raw materials. We have been able to enter contracts in advance to secure stable price with our suppliers to minimize the risk of price fluctuation of raw materials. We have also procured more of our own planting base and sought vertical integration with our suppliers to reduce cost of raw materials and the possible risks from the increase of prices. We do not currently hedge against changes in our raw material prices. If the costs of raw materials or other costs of production and distribution of our products increase further, and we may not be able to entirely offset these increases by raising the prices of our products, our profit margins and financial condition could be adversely affected.

Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.

The sale of products for human consumption involves an inherent risk of injury to consumers. We face risks associated with product liability claims, litigation, or product recalls, if our products cause injury, or become adulterated or misbranded. Our products are subject to product tampering, and to contamination risks, such as mold, bacteria, insects, and other pests, shell fragments and off-flavor contamination during the various stages of the procurement, production, transportation and storage processes. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this, our products could be subject to product liability claims or product recalls. Our ability to sell products could be reduced if certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by other agents.

We have never had a product recall in the past but we have experienced product liability claims that were made by our customers. On average, we experience and expect to continue to experience product liability claims in the amount of approximately $30,000 to $40,000 per year. However, we have no control over the amount of claims made in any year and larger claims of product defect or product liability may be made in the future.

We would be liable for the full amount of any damages awarded against us in any product liability claim. Because the insurance industry in China is still in an early stage of development, business insurance is not readily available in China. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment. Product liability claims and product recalls could have a material adverse effect on the demand for our products and on our business goodwill and reputation. Adverse publicity could result in a loss of consumer confidence in our products.

We may be unable to manage future rapid growth.

We have grown rapidly over the last few years. Our sales increased by 296% from $27,735,833 in 2004 to $82,094,963 in 2007 with sales in the first six months of 2008 of $38,952,726. The number of product types we sold increased from approximately 100 in 2004 to approximately 192 in early 2008. We intend to continue to expand the volume and variety of products we offer, as well as the geographical scope of our sales and production facilities. Our business growth could place a significant strain on our managerial, operational and financial resources. Our ability to manage future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our workforce. Our personnel, systems, procedures and controls may not be adequate to support our future growth. Failure to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our expansion strategy may not prove successful and could adversely affect our existing business.

Our growth strategy includes the expansion of our manufacturing operations, including new production lines and agricultural operations. In the past few years, we have expanded rapidly. In 2003, Luotian Lorain set up one production line with a production of 600 metric tons per year, and in 2004, a second production line with a production of 9,912 metric tons per year. In 2003, Beijing Lorain set up one production line with a production of 9,912 metric tons per year, and in 2004, three additional production lines with a production of 1,425 metric tons per year per line. In both 2005 and 2006, Shandong Lorain established chestnut planting bases. Beijing Lorain established a chestnut planting base in 2005, a sticky corn and sweet corn planting base in 2004 and pumpkin planting base in 2005. In 2008, we plan to construct another new production facility addition at a new facility in Luotian county, China with three production lines for the production of our convenience food products and deep freezing at an approximate cost of $17,525,000. We also plan to expand our agricultural operations in 2008, including development of an 824 acre Korean-type chestnut farm, located in China, at an approximate cost of $2 million.

We also plan to expand our sales in China and internationally. We will need to engage in various forms of promotional and marketing activities in order to develop branding of our products and increase our market share in new and existing markets. We plan to commence a branding and advertising strategy in the near future, provided that we are able to raise adequate funds for such expansion. We are planning to spend approximately US$1.5 million for marketing activities that focus mainly on the Chinese market in 2008.

We currently have limited operations in the United States, although our long-term plan is to significantly expand our operations in the United States.

The implementation of this strategy may involve large transactions and present financial, managerial and operational challenges. We could also experience financial or other setbacks if any of our growth strategies incur problems of which we are not presently aware. We may have difficulty in successfully expanding the sale of our products in areas in which we have not traditionally experienced high levels of consumption due to lack of familiarity. If we fail to generate sufficient sales in new markets or increase our sales in existing markets, we may not be able to recover the production, distribution, promotional and marketing expenses, as well as administrative costs, we have incurred in developing such markets.

The acquisition of other businesses could pose risks to our profitability.

We may try to grow through acquisitions in the future. Any proposed acquisition could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our existing business and the market price of our common stock. Acquisitions, in general, entail many risks, including risks relating to the failed integration of the acquired operations, diversion of management's attention, and the potential loss of key employees of the acquired organizations. We may be unable to integrate successfully businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

We are subject to risks of doing business internationally. If the international market does not grow as we expect, our business and financial condition may be adversely affected.

We conduct a substantial amount of business with overseas distributors primarily from Japan, South Korea, and other countries in Asia, Europe, the Middle East (including Kuwait, the United Arab Emirates, Saudi Arabia, Israel, and Qatar) and the United States. During the years ended 2005, 2006, and 2007, sales outside of China accounted for approximately 44%, 52%, and 39% of our total sales, respectively. For the second quarter of 2007 and 2008, sales outside of China accounted for approximately 22% and 17% of our total sales, respectively. Our international operations are subject to a number of inherent risks, including:

  chestnut products may not be widely recognized internationally, especially in western countries;

  local economic and political conditions, including disruptions in trading markets;

  restrictive foreign governmental actions, including restrictions on transfers of funds and trade;

  protection measures, including export duties and quotas and customs duties and tariffs;

  currency exchange rate fluctuations;

  earthquakes, tsunamis, floods or other major disasters may limit the imported food products; and

  unexpected incidents related to food safety.

Any of the foregoing risks could have a material and adverse effect on our operating results. As a result, our products and our revenues would be decreased and we may need to adjust our market strategy.

We mainly rely on distributors to sell our products. Any delays in delivery or poor handling by distributors and third-party transport operators may affect our sales and damage our reputation.

In 2007, we sold over 93% of our products through over 715 distributors. We rely on these distributors for the distribution of our products. A significant portion of our revenues historically have been derived from a limited number of customers, particularly in our chestnut processing business. The sales to our five largest customers and overseas retailers accounted for approximately 37%, 43%, and 31% of our total revenue in 2005, 2006 and 2007, respectively. The loss of any of these customers and international distributors or a material decrease in purchases could result in decreased sales and adversely impact our revenues.

Additionally, the distribution service provided by these distributors could be suspended and could cause interruption to the supply of our products to overseas retailers in the case of unforeseen events. Delivery disruptions may occur for various reasons beyond our control, including poor handling by distributors or third party transport operators, transportation bottlenecks, natural disasters and labor strikes, and could lead to delayed or lost deliveries. Poor handling by distributors and third-party transport operators could also result in damage to our products. If our products are not delivered to retailers on time, or are delivered damaged, or our products are contaminated during the stage of transportation or storage, we would be liable to pay for any damages incurred, we could lose business and our reputation could be harmed.

The development and introduction of new products is key to our expansion strategy. Failure to do so may cause us to lose our competitive position in the food industry and may cause our profits to decline.

If we are unable to gain market acceptance or significant market share for the new products we introduce, then we will incur development, production and marketing costs which we would not be able to recover. We constantly introduce new packaging and new flavors for our products. We produced 192 products in 2007. We introduced 15 new products in 2006 and 20 new products in 2007. We plan to introduce about 25 products in 2008. As of August 20, 2008, we have introduced 10 new products in 2008. The success of the new products we introduce depends on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We intend to introduce new product lines including different flavors, different sizes and packaging. We may not be able to gain market acceptance or significant market share for our new products. Consumer preferences change, and any new products that we introduce may fail to meet the particular tastes or requirements of consumers, or may be unable to replace their existing preferences. Our failure to anticipate, identify or react to these particular tastes or changes could result in reduced demand for our products, which could in turn cause us to be unable to recover our development, production and marketing costs, thereby leading to a decline in our profitability.

In addition, we have regulatory approvals for products that are currently in production at our facilities. If we wish to produce other products, we would have to obtain additional regulatory approvals. If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to R&D to produce such product and any acquisitions of equipment to produce such product. If we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues my be harmed, which could materially and adversely effect our operations and financial condition.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our research and development, operations and revenue.

The Lorain Group Companies were founded in 1995 by Mr. Si Chen, our Chairman and Chief Executive Officer. Since then, Mr. Chen and our senior management team have developed the Company into a leading food production company. Mr. Chen, together with other senior management, have been the key driver of our strategy and have been fundamental to our achievements to date. The successful management of our business is, to a considerable extent, dependent on the services of Mr. Chen and other senior management. The loss of the services of any key management employee or failure to recruit a suitable or comparable replacement could have a significant impact upon our ability to manage our business effectively, and our business and future growth may be adversely affected.

We compete for qualified personnel with other food processing companies, food retailers and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We face increasing competition from both domestic and foreign companies, which may affect our market share and profit margins.

The food industry in China is fragmented. Our ability to compete against other national and international enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing large volumes and high quality products at reasonable prices that appeal to consumers' tastes and preferences. Some of our competitors may have been in business longer than we have, may be better established in their markets. Our current or future competitors may provide products comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. Increased competition may result in price reductions, higher raw materials prices, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

We may be adversely affected by a change in consumer preferences, which may result in decreased demand for our products.

Consumer tastes can change rapidly due to many factors, including shifting consumer preferences, and spending habits. A general decline in the consumption of our chestnuts products and other products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on our ability to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Our failure to adapt our products offering to respond to such changes may result in reduced demand and lower prices for our products and a decline in the market share of our products. Any changes in consumer preferences could result in lower sales of our products, put pressure on pricing or lead to increased levels of selling and promotional expenses, resulting in a material adverse effect on our sales volumes, sales and profits.

An increase in the cost of energy could affect our profitability.

Recently, we have experienced significant increases in energy costs, and energy costs could continue to rise, which would result in higher distribution, freight and other operating costs. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases.

Our chestnut products and brand names may be subject to counterfeiting or imitation, which could impact upon our reputation and brand name as well as lead to higher administrative costs.

While we sell our products both under our brand name and under private labels, we regard brand positioning as the core of our competitive strategy, and intend to position our “Lorain” and “Yimeng Lorain” brand to promote the consumption of green foods by our customers. We believe our advanced processing technology makes it difficult for illegal manufacturers to counterfeit our products. To date, we have experienced limited counterfeiting and imitation of our chestnut products, it is possible that counterfeiting or imitation of our products may occur in the future and that we may not be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our corporate and brand image, particularly if the counterfeit or imitation products cause sickness, or injury to consumers. In addition, counterfeit or imitation products could result in a reduction in our market share, a loss of revenues or an increase in our administrative expenses in respect of detection or prosecution.

We rely on an outside contractor to provide a majority of our labor.

We hired Linyi Zhifu Labor Service Company to provide employees to our production facilities. During normal production times, Linyi Zhifu Labor Service Company provides about 5 out of every 6 of our production line personnel. During times of peak production Linyi Zhifu Labor Service Company usually provides the additional personnel needed to meet the additional production demand which increases the ratio of Linyi Zhifu Labor Service Company employees to our employees above the 5 out of every 6 mark. Under our arrangement with Linyi Zhifu Labor Service Company we pay their employees directly for services rendered to our Company and we pay Linyi Zhifu Labor Service Company a fee for their services related to providing employees to our business. Linyi Zhifu Labor Service Company pays for state pension contribution and social insurance for its employees.

Should Linyi Zhifu Labor Service Company be unable continue to provide the number of employees we need for our facilities our production could be disrupted. Linyi Zhifu Labor Service Company could raise their service fees or terminate their relationship with us in the future which may result in increased production costs which we may not be able to pass on to our customers.

REGULATORY RISKS

Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

Our business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of the Chinese economy. The food industry is subject to extensive regulations by Chinese government agencies. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, exportation, distribution and labeling of our products. New or amended statutes and regulations, increased production at our existing facilities, and our expansion into new operations and jurisdictions may require us to obtain new licenses and permits and could require us to change our methods of operations at costs that could be substantial. If the relevant regulatory authorities set standards with which we are unable to comply or which increase our production costs, our ability to sell products may be limited.

Changes in the existing laws and regulations or additional or stricter laws and regulations on environmental protection in China may cause us to incur capital expenditures.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control and properly dispose of waste gases, waste water, industrial waste, dust and other environmental waste materials, as well as fee payments from producers discharging waste substances. Fines may be levied against producers causing pollution. If failure to comply with such laws or regulations results in environmental pollution, the administrative department for environmental protection can levy fines. If the circumstances of the breach are serious, it is at the discretion of the central government of the PRC including all governmental subdivisions to cease or close any operation failing to comply with such laws or regulations. The Chinese government may also change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditures, which we may be unable to pass on to our customers through higher prices for our products.

Changes in existing PRC food hygiene laws may cause us to incur additional costs to comply with the more stringent laws and regulations, which could have an adverse impact on our financial position.

Manufacturers in food industry operating in China are subject to compliance with PRC food hygiene laws and regulations. These food hygiene laws require all enterprises engaged in the production of chestnut and other various vegetables and fruits to obtain a hygiene license for each of their production facilities. They also set out hygiene standards with respect to food and food additives, packaging and containers, information to be disclosed on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and sale of food. Failure to comply with PRC food hygiene laws may result in fines, suspension of operations, loss of hygiene licenses and, in more extreme cases, criminal proceedings against an enterprise and its management. While we are in compliance with current food hygiene laws, in the event that the PRC government increases the stringency of such laws, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers.

FINANCIAL RISKS

We are subject to credit risk in respect of account receivables.

We have shortened credit terms for many of our international and domestic distributors from between 30 to 180 days to between 30 to 55 days. Although we have informed the distributors of the shortened credit terms, many of them delayed their payments for up to 60 to 90 days beyond their term. In addition, some of our large customers were delayed in making their payments. For instance, some of our main supermarket customers did not make their payments for 2 to 3 months after the delivery of our products. As a result, our cash flow suffered while waiting for such payments because we must pay for raw materials and labor related to such sales before receiving payment for goods sold. Consequently, at times we have had to delay payments to our suppliers and postpone business expansion as a result of these delayed payments. In order to reduce account receivables, we began to transfer domestic sales to agents in the second quarter rather than selling through wholesalers or directly to retailers. We do not provide credit terms to sales agents so that we expect to see gradual reduction of our account receivables in the future. We also discussed under the headings “Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Three Months Ended June 30, 2008 and 2007” and “—Comparison of Six Months Ended June 30, 2008 and 2007” on pages 27 and 30, respectively, below.

For each of the three years ended December 31, 2005, 2006 and 2007, our third party trade receivables outstanding were $7,992,923, $11,805,231 and $32,859,688, which accounted for 14.7%, 24.8%, and 32.7% of our total assets, respectively. For the six months ended June 30, 2008, our third party trade receivables outstanding were $20,730,615, which accounted for approximately 20.6% of our total assets during such period. Should a significant number of our customers fail to settle the account receivables in full for any reasons, our financial conditions and profitability could be adversely affected.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We spent a significant amount of cash in our operations, principally to fund our raw material procurement. Our suppliers, in particular farmers of chestnuts, vegetables and fruits, and suppliers of packaging materials usually grant us a credit period. In turn, we require our customers and distributors to make payment either prior to or shortly after delivery, although we offer some of our long-standing customers credit terms. We generally fund a substantial portion of our working capital requirements out of cash flow generated from operations. If we fail to generate sufficient sales, or if we suffer decreasing sales to customers as a result of failing to offer credit terms, if our suppliers stop to offer us credit terms, or if we were to experience difficulties in collecting our accounts receivables, we may not have sufficient cash flow to fund our operating costs and our business could be adversely affected.

Our borrowing levels and significant interest payment obligations could limit the funds we have available for various business purposes.

We have relied mainly on a high level of short-term borrowings to fund a portion of our capital requirements, and may continue to do so in the future. As of June 30, 2008, we had total borrowings of $25,513,018. Our ratio of total indebtedness to total assets stood at 43.73% as of June 30, 2008. As of June 30, 2008, approximately 98% of such borrowings were due within one year, primarily from our use of short-term loans from Chinese banks to satisfy our working capital needs. Historically, we have repaid a significant portion of such short-term loans by rolling over the loans on an annual basis. In addition, we may not have sufficient funds available to pay all of our borrowings upon maturity. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in rates of interest that we pay on our debt and legal actions against us by our creditors, or even insolvency. We currently plan to raise additional capital within the next 12 months. We can provide no assurances that we will be able to enter into any financing or refinancing agreements on terms favorable to us, especially considering the current instability of the capital markets. We also have no current credit facilities or other lines of credit. If we are unable to complete any such financing or refinancing efforts, our net income may not be sufficient to satisfy our working capital and operating expansion needs in 2008 and our operations and financial condition may be negatively impacted.

The discontinuation of any preferential tax treatment or other incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries enjoy certain special or preferential tax treatments regarding foreign enterprise income tax in accordance with the “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises” and its implementing rules.

Accordingly, they have been entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. However, on March 16, 2007, the PRC's National People's Congress passed a new corporate income tax law, which was effective on January 1, 2008. This new corporate income tax unifies the corporate income tax rate, cost deduction and tax incentive policies for both domestic and foreign-invested enterprises. According to the new corporate income tax law, the applicable corporate income tax rate of our operating subsidiary will be moved up to a rate of 25% over a five-year grandfather period. This tax rate increase is across the board for all enterprises whether domestic or foreign without any tax holiday (which is defined as “two-year exemption followed by three-year half exemption”) enjoyed by taxpayers until now. As a result of the new standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, the PRC government has established a set of transition rules to allow enterprises that already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized. We expect the measures to implement this grandfather period to be enacted by the PRC government in the coming months and we will make an assessment of what the impact of the new unified tax law is expected to be in the grandfather period. The discontinuation of any such special or preferential tax treatment or other incentives could have an adverse affect our business, financial condition and results of operations.

Under current PRC tax law, regulations and rulings, dividends from our operations in China paid to us (as a foreign legal person) are not currently subject to PRC income tax. If these distributions become subject to tax in the future, our net income would be adversely affected.

RISKS RELATING TO OUR CORPORATE GOVERNANCE STRUCTURE

The concentration of ownership of our securities by our controlling stockholder who does not participate in the management of our business and who may have conflicting interests can result in stockholder votes that are not in our best interests or the best interests of our minority stockholders.

Hisashi Akazawa is the record owner of approximately 65.43% of our outstanding voting securities, giving him a controlling interest in the Company. However, Mr. Akazawa is not an executive officer or director of the Company and is not a participant in any way in the day to day affairs of the Company. Mr. Akazawa may have little knowledge of the details of the Company's operations and does not participate in the corporate governance of the Company. To the extent that Mr. Akazawa does participate as a stockholder in the governance of the Company's affairs, his interests may be conflicted since he is an affiliate of one of our largest customers and he may act in his best interests or in our customer's best interest instead of our best interests. Additionally, Mr. Akazawa may act as if he has little or no economic interest in the Company in his role as stockholder since he has granted an option to our Chairman and Chief Executive Officer, Mr. Chen, allowing Mr. Chen to buy 90% of Mr. Akazawa's interest in the Company at a fixed price at a future time in accordance with the terms of an option agreement between the two parties. The result of this option agreement is that Mr. Akazawa has only limited economic benefit if our financial performance excels as he will have only limited benefit from any upward movement in our stock price since most of the stock that he currently owns is subject to the option in favor of Mr. Chen.

We may enter into additional financing agreements which may have a dilutive effect to our earnings per share and the rights of certain stockholders.

Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

The SEC, under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), adopted rules requiring public companies to include a report of management on the company's disclosure controls and procedures and internal controls over financial reporting in their Annual Reports on Form 10-K. We are currently required to comply with this requirement. In addition, SOX 404(b) requires the independent registered public accounting firm auditing a company's financial statements to also attest to and report on the operating effectiveness of such company's internal controls. However, we are not subject to the requirements of SOX 404(b) until our fiscal year ended December 31, 2009. We can provide no assurance that we will comply with all of the requirements imposed thereby. Further, we cannot assure that we will receive a positive attestation from our independent auditors. Investors and others may lose confidence in the reliability of our financial statements in the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or if we are unable to receive a positive attestation from our independent auditors with respect to our internal controls.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

  Level of government involvement in the economy;

  Control of foreign exchange;

  Methods of allocating resources;

  Balance of payments position;

  International trade restrictions; and

  International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance traditions and a lack of flexible currency exchange policy continue to persist. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to affect service of process in the U.S., or to enforce a judgment obtained in the U.S. against our Chinese operations and subsidiaries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

Only recently has China permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business profitably in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2% . These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation in the future may cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Likewise, negative inflation could have an unfavorable effect on our business profitability in China. Negative inflation may cause a period where consumers are reluctant to spend, as consumers anticipate lower prices for products in the future. In the event of negative inflation, the Chinese government may impose controls on credit and/or prices, or take other actions, which could inhibit economic activity, harming the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. The Chinese regulatory authorities may impose more stringent restrictions on the convertibility of the Renminbi in the future.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (i) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; (ii)adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (iii)covering the use of existing offshore entities for offshore financings; (iv)purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (v)making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

ILH acquired certain interests in the Lorain Group Companies from a British Virgin Islands company controlled by Si Chen, our Chairman and Chief Executive Officer. Pursuant to Notice No. 75 and Notice 106, if a PRC resident has completed a round-trip investment through its established SPV but has not yet completed the required procedures of SAFE registration for offshore investment of the SPV, he must retroactively register the SPV with SAFE.

In order to avoid such SAFE registration requirements, a Japanese individual, Hisashi Akazawa, was designated as a nominee holder of ILH when ILH was established. Mr. Akazawa has granted an option to our Chairman and Chief Executive Officer, Mr. Chen, allowing Mr. Chen to buy 90% of Mr. Akazawa's interest in the Company at a fixed price at a future time in accordance with the terms of an option agreement between the two parties. As a result, Mr. Chen may be deemed to be the actual beneficiary of ILH, regardless of the nominee. If Mr. Chen is deemed to be the beneficiary of ILH, he may be required to register with and obtain approvals from SAFE or its agency in connection with respect to the direct offshore investment activities related to the acquisition of the Lorain Group Companies.

If Mr. Chen is required to register with the relevant authorities to disclose the offshore investment of the SPV, according to the Notice No. 75, the PRC subsidiaries of Mr. Chen's SPV may be prohibited from making distributions of their profit and dividends and from paying proceeds from any of their reduction in capital, share transfer or liquidation to the SPV. In case the PRC subsidiaries had already distributed the above-mentioned profit and dividends or paid the aforesaid proceeds to the SPV before the date for application for retroactive SAFE registration with regard to the SPV, according to the Notice 106, the behavior of such distribution or payment may constitute evasion of foreign exchange rules in the PRC. In such case, according to the PRC Regulation on Administration of Foreign Exchange, the PRC subsidiaries and the actual controlling beneficiary of the SPV may have liability for evasion of foreign exchange rules, including, being ordered by the competent SAFE authorities to recall their foreign exchanges within specified time limit, fined of an amount of more than 30% and below five times the foreign exchange they had evaded. Criminal liabilities may also be possible if the violations are deemed particularly egregious. Moreover, according to the Notice 106, the application for retroactive SAFE registration for the SPV will not be granted until the liabilities for evasion of foreign exchange have been fully pursued. Further, if the retroactive SAFE registration for the SPV has not been granted, the SAFE registration for acquisition of the PRC subsidiaries by the SPV will not be granted, which, in return, will affect our acquisition of interests in Lorain Group Companies from this British Virgin Islands company and cause potential action against British Virgin Islands company, ILH and the Lorain Group Companies. We have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. We cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75 or that any required future registrations, or amendments thereto, will comply with applicable registrations or approvals required by Circular 75.

In addition, if the failure to identify and characterize Mr. Chen as a beneficial owner of ILH is determined by the PRC authorities to be a serious violation of the requirements of the PRC Company Law and the PRC Regulation of Registration of Companies, the Lorain Group Companies may be ordered by the company registration authority in the PRC to make corrections on its filed registration, to be fined an amount no less than RMB 5,000 and no more than RMB 50,000 or, in the worse scenario, to have its company registration certificate revoked or its business licenses canceled.

Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the Company, and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi; the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our strategy to procure raw ingredients supply is to diversify our suppliers both in the PRC and overseas. Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollars appreciate against Renminbi, our costs will increase. If we cannot pass the resulting cost increase on to our customers our profitability and operating results will suffer. In addition, since our sales to international customers grew rapidly, we are subject to the risk of foreign currency depreciation.

Our licenses are subject to governmental control and renewal, failure to obtain renewal will cause all or part of our operations to be suspended or terminated.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business at each of our production facilities including, without limitation, hygiene permits, and industrial products production permits. We are required to comply with applicable hygiene and food safety standards in relation to our production processes. Our premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with the Detailed Rules for Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises. Failure to pass these inspections, or the loss of or failure to renew our licenses and permits, could require us to temporarily or permanently suspend some or all of our production activities, which could disrupt our operations and adversely affect our business.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Certain of our stockholders may delay or prevent adoption of important business decisions by their ownership of significant percentage of outstanding voting securities.

Mr. Akazawa is the record owner of approximately 65.43% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of October 30, 2008, the closing price for our common stock was $0.78 per share and our recent trading history has also shown prices below $5.00 per share. Consequently, our stock could be designated a “penny stock.” As a “penny stock,” our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

Our common stock may not qualify for exemption from the Penny Stock Rule at all times. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b) (6) of the Securities Exchange Act of 1934, or “Exchange Act”, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain provisions of our Certificate of Incorporation may make it more difficult for a third party to effect a change- in-control.

Our Certificate of Incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SECTION 144 RISKS

Certain stockholders may be able to sell their securities pursuant to Rule 144 due to our corporate history as a shell company.

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies like we were prior to the reverse merger, to their promoters or affiliates despite technical compliance with the requirements of Rule 144. The SEC has codified and expanded this position by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

  the issuer of the securities that was formerly a shell company has ceased to be a shell company;

  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

  the issuer of the securities has filed all Exchange Act reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

  at least one year has elapsed from the time that the issuer filed current Form 10 information with the SEC reflecting its status as an entity that is no longer a shell company.

As a result, provided that all of these conditions are satisfied, the selling stockholders and any subsequent stockholders would be eligible to sell their securities pursuant to Rule 144 without registration.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to; the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sales of any shares of common stock by the selling stockholders, but we will receive up to $4.25 per common share from the exercise of warrants held by selling stockholders if and when those warrants are exercised, which will result in proceeds to us of approximately $8 million if all warrants are exercised. Any such proceeds will be used for general working capital.

DIVIDEND POLICY

Pursuant to a Preferred Stock Purchase Agreement with Halter Financial Investments, L.P. or HFI, dated April 5, 2007, we paid a special cash dividend in the aggregate amount of $415,000, or $0.18 per share, to holders of common stock outstanding on April 16, 2007.

Other than the cash dividend described above, we have never declared or paid any cash dividends. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “ALRC.OB”, but until May 2008 were traded in the over-the-counter market only on a limited and sporadic basis. The CUSIP number is 027297100.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Bid Prices*
	High	Low

Fiscal Year Ended December 31, 2008

1st Fiscal Quarter (1/1/08-3/31/08)	23.00*	8.00*
2nd Fiscal Quarter (4/1/08-6/30/2008)	19.50*	2.00*
3rd Fiscal Quarter (7/1/08-9/30/08)	3.25*	2.10*
4th Fiscal Quarter (10/1/08 - 10/30/08)	2.15*	0.78*

Fiscal Year Ended December 31, 2007

1st Fiscal Quarter (1/1/07-3/31/07)	N/A	N/A
2nd Fiscal Quarter (4/1/07-06/30/07)	35.20*	8.00*
3rd Fiscal Quarter (7/1/07- 9/30/07)	10.24*	4.00*
4th Fiscal Quarter (10/1/07- 12/31/07)	8.00*	3.00*

Fiscal Year Ended December 31, 2006

1st Fiscal Quarter (1/1/06-3/31/06)	33.60*	33.60*
2nd Fiscal Quarter (4/1/06-6/30/06)	N/A	N/A
3rd Fiscal Quarter (7/1/06-9/30/06)	N/A	N/A
4th Fiscal Quarter (10/1/06-12/31/06)	35.20*	35.20*

Year Ended December 31, 2005

1st Fiscal Quarter (1/1/05-3/31/05)	N/A	N/A
2nd Fiscal Quarter (4/1/05-6/30/05)	N/A	N/A
3rd Fiscal Quarter (7/1/05-9/30/05)	N/A	N/A
4th Fiscal Quarter (10/1/05-12/31/05)	N/A	N/A

________________________

* All prices reflected herein have been adjusted for the one-for-32.84 reverse split which occurred on July 17, 2007.

Approximate Number of Holders of Our Common Stock

On October 27, 2008, there were 155 stockholders of record of our common stock.

DILUTION

Our net tangible book value as of December 31, 2007 was $2.69 per share of common stock. Net tangible book value is determined by dividing our tangible book value (total assets less intangible assets including know-how, trademarks and patents and less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering. However, we have issued 1,875,672 warrants which can be exercised at $4.25 per common share. The warrants may have a dilutive effect depending on our tangible book value at the time of their exercise. In addition, if the warrants are exercised, there may be a dilutive effect on any person who is known to us to be the beneficial owner of more than five percent of our common stock; each director and nominee that may be the beneficial owner of our common stock; or all directors and officers as a group. The actual dilutive effect will be determined from time to time as based on the number of shares of our common stock held by such person and the amount of warrants exercised.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data relates to ILH, which became our wholly owned subsidiary on May 3, 2007, and is the holding company of our commercial operations. It should be read in conjunction with our consolidated financial statements and the related notes, and with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this registration statement. The statement of operations data and the balance sheet data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by Samuel H. Wong & Co., LLP, independent auditors, and that are included in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future.

(All amounts, other
than percentages, in
thousands of U.S.
dollars)	For the Six Months Ended on		For the Year Ended on
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2007	2006	2005	2004	2003

Net Revenues	$38,953	$25,242	$82,094	$49,561	$30,195	$27,735	$19,958
Cost of Revenues	(29,819)	(19,341)	(61,932)	(37,533)	(22,250)	(21,082)	(15,116)
Gross profit	9,134	5,901	20,162	12,028	7,945	6,653	4,842
Operating Expenses:
Selling	(1,235)	(423)	(2,623)	(1,441)	(1,089)	(1,663)	(1,129)
General and
administrative	(1,632)	(820)	(2,865)	(1,933)	(1,198)	(1,154)	(757)
Income from
continuing operations	6,267	4,658	14,675	8,654	5,657	3,837	2,955
Non-operating Income
(Expenses):
Government grant	37	-	1,373	481	320	487	166
Other income	108	34	369	166	122	126	3,612
Other expense	(105)	(1,333)	(1,446)	(134)	(18)	(44)	3,513
Interest Expense	(1,274)	(1,303)	(2,376)	(1,834)	(1,519)	(1,378)	(942)

Income before taxes	5,033	2,055	12,595	7,333	4,562	3,028	2,278
Income Taxes	(884)	(616)	(2,135)	(1,064)	(325)	(214)	(297)
Net Income before
Minority Interest	4,150	1,439	10,460	6,269	4,238	2,813	1,981
Minority interest	(300)	(156)	(715)	(340)	(23)	—	—

Net Income	3,849	1,283	9,745	5,928	4,215	2,813	1,981

Cash Flows Data: (in
thousands of U.S.
dollars)	For the Six Months Ended on		For the Year Ended on
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2007	2006	2005	2004	2003

Net cash flows provided
by (used in) operating
activities	$3,284	$(8,997)	$(3,585)	$7,970	$(441)	$65	$(1,513)
Net cash flows provided
by (used in) investing
activities	(9,132)	(5,776)	(12,440)	(12,326)	(3,015)	(4,654)	(3,588)
Net cash flows provided
by (used in) financing
activities	5,147	14,595	19,664	(921)	5,933	4,056	7,115

(in thousands of
U.S. Dollars)
	As of the Six Months Ended on		As of the Fiscal Year Ended on
Balance Sheet	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
Data	2008	2007	2007	2006	2005	2004	2003

Current Assets	$65,868	$44,738	$73,390	$36,094	$42,872	$35,710	$29,540
Total Assets	100,896	60,691	100,459	52,390	54,493	45,839	35,677
Current Liabilities	43,556	26,651	51,927	32,753	33,276	31,534	23,287
Long-Term
Obligations	568	1,417	103	106	0	0	0
Total Liabilities	44,124	28,068	52,030	32,858	33,276	31,534	24,287
Minority Interest	4,333	3,630	3,887	2,922	2,500	—	—
Stockholders'
Equity	52,439	28,993	44,542	16,609	18,717	14,304	11,390
Cash Dividends	—	—	—	185	25	—	—

The following tables set forth key components of our results of operations for the periods indicated as a percentage of net revenues:

	For the Six Months Ended on		For the Year Ended on
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2007	2006	2005	2004	2003
Net Revenues	100.0%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Revenues	76.55%	76.62%	75.44%	75.73%	73.69%	76.01%	75.74%

Gross profit	23.45%	23.38%	24.56%	24.27%	26.31%	23.99%	24.26%
Operating Expenses:
Selling	3.17%	1.68%	3.20%	2.91%	3.61%	6.00%	5.66%
General and	4.19%	3.25%	3.49%	3.90% %	3.97%	4.06%	3.79%
administrative
Income from continuing	16.09%	18.45%	17.87%	17.46%	18.74%	13.94%	14.81%
operations
Non-operating
Income(Expenses):
Investment income	---- %	--- %	0.01%	—	—	—	—
Government grant	0.09%	--- %	1.67%	0.97%	1.06%	1.76%	0.83%
Interest income	0.28%	0.13%	0.25%	0.33%	0.40%	—	—
Other income	--- %	--- %	0.19%	—		0.43%	3%
Other expense	0.27%	5.28%	1.76%	0.27%	0.06%	-0.18%	2.6%
Finance costs, net	---	---	—	—	—	-4.87%	4.72%
Interest Expense	3.27%	5.16%	2.89%	3.70%	5.03%	—	—

Income before taxes	12.92%	8.14%	15.35%	14.80%	15.11%	10.99%	11.41%

Income Taxes	2.27%	2.44%	2.60%	2.15%	1.07%	0.77%	1.49%
Income before Minority	10.65%	5.7%	12.74%	12.65%	14.03%	10%	—
Interest
Minority interest	0.77%	0.62%	-0.87%	-0.69%	-0.08%	0.00%	0.00%

Net Income	9.88%	5.08%	11.87%	11.96%	13.96%	10.1%	9.93%

	For the Six Months Ended on		For the Year Ended on
(unaudited) (in	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
thousands of U.S.	2008	2007	2007	2006	2005	2004	2003
Dollars)
Total Revenue	$38,953	$25,242	$82,094	$49,561	$30,195	$27,735	$19,958

Net Income	$3,849	$1,283	$9,745	$5,926	$3,833	$2,813	$—

Total Assets	$100,895	$60,691	$100,459	$52,390	$54,493	$45,839	$35,677

The following table presents the percentage of revenues derived from each products and main geographic segment for the period ended December 31, 2007.

Products/Geographic	Revenue	China	Japan	South Korea	US
Chestnut Products	53.23%
Bottom-open Chestnut in Shells	17.62%	81.98%	13.65%	0.74%	—
Chestnut Pulp	16.35%	78.48%	16.22%	1.04%	0.14%
Fresh Chestnut	10.53%	77.58%	—	12.30%	—
Sugar Coated Chestnut Pulp	9.01%	46.52%	49.98%	1.56%	—
Boiled Chestnut Pulp	7.49%	66.30%	5.76%	19.08%	—
Syrup Chestnut Pulp	7.62%	67.39%	21.76%	8.04%	—
Roasted Chestnut with Sugar	6.25%	72.54%	11.50%	8.78%	1.55%
Golden Chestnut Pulp	5.19%	64.66%	18.31%	4.29%	5.36%
Aerated Chestnut Kernel	6.71%	43.10%	40.53%	10.12%	4.46%
Processing Products	41.44%

Asparagus Series	26.96%	71.27%	5.93%	1.67%	4.44%
French Fries	19.33%	96.01%	—	—	—
Sweet Corn Series	8.33%	96.01%	—	—	—
Strawberry Series	4.97%	35.54%	62.99%	—	—
Sweet Pea Series	4.50%	96.01%	—	—	—
Vegetables Series	4.29%	90.88%	5.16%	0.18%
Yellow Peach Series	4.29%	94.98%	—	—	1.07%
Frozen Sweet Potato Chunk	3.03%	96.01%	—	—
Fresh Onion	2.84%	89.89%	—	—	6.38%
Convenience Products	5.332%
Beef, mutton and pork	63%	96.01%	—	—	—
Oden Eggs	29.24%	3.61%	96.24%	—	—
Total	100%	—	—	—	—

SELECTED QUARTERLY FINANCIAL INFORMATION

     The following table sets forth certain unaudited financial information for each of the twelve quarters ended December 31, 2005, 2006, and 2007 and the quarters ended March 31, 2008 and June 30, 2008. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included herein and, in the opinion of management, include all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere herein.

(in thousands of U.S.
dollars,
except data per share)			Three Months Ended
	March 31,		June 30,	September 30,	December 31,	Total
	2005		2005	2005	2005

Revenues	$3,388		$3,069	$5,001	$18,737	$30,195
Gross Profit	$759		$649	$1392	$5145	$7,945
Income (loss) before	$5		$(102)	$628	$3271	$3,802
extraordinary items and
cumulative effect of a
change in accounting
Net Income	$5	$	(102)	$628	$3271	$3,802
Earnings per Share
Basic and Diluted:	0.05		(1.02)	6.28	32.71	38.02

	March 31,	June 30,	September 30,	December 31,	Total
	2006	2006	2006	2006

Revenues	$5,588	$8,891	$12,180	$22,902	$49,561
Gross profit	$1,301	$2,014	$2,960	$5,863	$12,138
Income (loss) before	$245	$814	$1,478	$3,422	$5,959
extraordinary items and
cumulative effect of a
change in accounting
Net income	$245	$814	$1,478	$3,422	$5,959
Earnings per Share
Basic and Diluted:	$2.45	$8.14	$14.78	$34.22	$59.59

	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007	Total

Revenues	$11,899	$13,343	$22,834	$34,018	82,094
Gross profit	$2,946	$2,955	$4,712	$9,549	20,162
Income (loss) before	$1,528	$(210)	$2,443	$5,984	9,744
extraordinary items and
cumulative effect of a
change in accounting
Net income	$1,528	$(210)	$2,443	$5,984	9,744
Earnings per Share
Basic and Diluted:	$15.28	$0.01	$0.17	$0.24	0.39

	March 31,		June 30,
	2008		2008

Revenues	$17,428		$21,524
Gross profit	$3,948		$5,1186
Income (loss) before	$1,732		$2,117
extraordinary items and
cumulative effect of a
change in accounting
Net income	$1,732		$2,117
Earnings per Share		$
Basic and Diluted:	$0.07		0.09

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware corporation that was incorporated on February 4, 1986 as Millennium Quest, Inc. and we are headquartered in Shandong Province, China. From our inception through May 3, 2007, when we completed a recapitalization with ILH, we did not engage in any active business operations other than search for, and evaluate a potential business opportunity to become an acquiree of ours through a reverse merger transaction.

As an integrated food manufacturing company, our product mix varies by season. We develop, manufacture and sell convenience foods; chestnut products; and frozen, canned and bulk foods, in hundreds of varieties. Food products are categorized into three types:

  chestnut products,

  convenience foods, and

  frozen, canned, and bulk food.

We operate through our indirect Chinese subsidiaries, Junan Hongrun, Shandong Lorain, Luotian Lorain, and Beijing Lorain.

Our convenience foods include ready-to-cook (“RTC”), ready-to-eat (“RTE”) and meals ready-to-eat (“MRE”) products, which are seasoned foods. RTCs can be served after a couple of easy cooking procedures immediately, and MREs are meal kits with self heating devices. These products fit the modern food demand trend of safe, wholesome, and tasty food, as well as “culinary short-cut” needs. We manufacture RTCs, such as oden eggs and pork bone soup. Our RTCs are merely a simple cooking procedure away from serving. Customers only need to heat the food in microwaves, or boil it for several minutes before enjoying delicious and totally wholesome food. We also produce RTEs, such as smoked fish, stewed beef with sauce, mini sausages, sour and spicy cucumber, sour and sweet white gourd.

For easily crushable convenient food, we utilize advanced nitrogen preservation technology instead of vacuum packaging. Food is multi-phrase sterilized in a mild way with shorter heating time and lower heating temperature than a common sterilization process, and packaged with nitrogen filled in. The nitrogen preserved foods are able to remain fresh for six to twelve months without refrigeration or any preservatives or chemicals. In addition, because of the mild sterilization and processing procedure, the food's appearance, taste and nutrition are optimally preserved.

We produce various Chinese cuisine MREs, including fried rice and fried noodles and Italian cuisine MREs, including pasta. They are safe, delicious, healthy and ready-to-eat. Our MREs are not only convenient for use by the army, but also present many civilian uses, such as camping food, traveling take-along, train meals, and for any people who do not have immediate access to traditional cooking devices.

We produce high value-added processed chestnut products, including but not limited to steamed chestnut in shell with original flavor, sweetheart chestnut, which is sweet preserved chestnut produced by our know-how technology, and chestnut in syrup for customers in Japan and South Korea.

The high quality and diverse varieties of our chestnut and convenience food products are supported by our know-how technology. We are in the process of applying for patent protection for three such technologies in the PRC. Our chestnut products have already been popular and profitable in Japan, South Korea, Southeastern Asia and China. We believe that the market for these products may increase in other parts of the world in the near future.

We produce various frozen and canned foods, including frozen vegetables, frozen fruits, and frozen fillets. The frozen/canned products' gross margins are lower than chestnut products and convenience foods. However, this business sector is able to partially mitigate the significant production seasonality of chestnut products and increase the utilization rate of our production capacity.

Our products are sold in 19 provinces and administrative regions in China and 42 foreign countries.

Industry Wide Factors that are Relevant to Our Business

Management believes that the rapid growth of China's economy will drive demand for our products. We believe the growth of China's economy will cause an increased demand for our products as consumers become busier and busier and increasingly demand prepared foods which fit into their active lifestyle. With the continuing growth of the economy, the upcoming Beijing Olympic Games in 2008 and the Shanghai World Exposition in 2010, management believes that there will be a large packaged food market in China during the next few years.

According to the USDA, as incomes have risen in many countries during the past few decades, consumers have begun purchasing fewer staples (like rice and wheat) and more high-value food items (such as meat, dairy, pasta, and frozen vegetables). According to the USDA, global sales of high-value products have been growing, with sales increasing by 25% since 1998. Food manufactures and suppliers responding to the trend have increased their investment in processing facilities or purchase of high-value foods. The decision of whether to produce locally or to purchase often depends on the nature of the products, regulation environment and transaction cost comparison. Our products have been developed and are being developed to cater to this market.

According to the USDA, packaged foods account for a large share of total food expenditures among customers in high-income countries and the demand for convenience is growing. The United States, European Union and Japan account for over 50% of global sales of packaged foods. In developing countries, market retail trends also indicate strong growth in sales of packaged foods and demand for convenience. We hope to increase our production in the future as the demand for our product grows.

As incomes rise and urbanization increases within China, Chinese consumers are changing their diets and increasing demand for greater quality, convenience and safety in food. China's food market is becoming segmented. The demand for quality food by high-income households has fueled recent growth in the availability of such foods for the Chinese retail market. China's urban per capita food expenditure in 2004 was RMB 2,710 (approximately $327), up 12% from that of 2003 (USDA, Economic Research Report No. ERR-32).

Regulatory Factors that Affect our Production

Although our production lines have the capability of producing additional products, we have regulatory approvals only for those products that are currently in production at our facilities. If we wish to produce other products at these facilities in the future, we would have to obtain additional regulatory approvals. If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to R&D to produce such product and any acquisitions of equipment to produce such product. We do not believe that any such expenses related to any particular product is material to the Company as a whole. In addition, we do not believe that our inability to produce any particular product is material to the business as a whole because we can replace such product with other products. However, if we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues may be harmed, which could materially and adversely affect our operations and financial condition.

We have consistently successfully obtained required approvals in the past – we produced 192 products in 2007 – and we believe that we will not face material problems obtaining required approvals for new product offerings during 2008 for the following reasons:

º Our production lines and facilities have been designed to satisfy the standards and requirements set by health authorities in Japan, South Korea, the United States and the European Union, which are the primary markets for our export products. We have employed advanced quality control mechanisms, including obtaining ISO 9001 and BRC certifications, which distinguish our products from many other products in both domestic and international markets. In particular, the fact that we have successfully obtained import approvals for our chestnut products and other convenience foods from the Japanese government has helped us strengthen our position in applying for approvals regarding our new products from the Chinese government. In addition, we have been able to obtain approvals for our new products because we have established a good record of compliance with existing regulatory bodies, such as China Entry-Exit Inspection and Quarantine and China Customs with respect to the management of production facility. Based on the aforementioned reasons, we anticipate no difficulty in obtaining governmental approvals for new food products in the future.

º Due to our long-term contribution to the local economy in Shandong Province, China, the local government has been supportive of our business operation. This well-established relationship with the local government has resulted in a more efficient application process. We have been using domestic suppliers for raw materials and we have created significant job opportunities for local workers, which efforts have advanced the economic interests of our community. In 2007, we paid RMB 903,918.91 in tax to the local government, accounting for 3.4% of the total tax income (RMB26, 613,648.43) the government received in 2007. In the first six months of 2008, we paid $0.88 million in income tax compared to $0.62 million for the same six month period in 2007 for an increase of 30.3% . This is primarily a result of higher income achieved in this period. Our chestnut production accounts for 25% of the total production of chestnuts nationwide in China and has been recognized by the government as being sufficiently significant so that governmental supports are available, allowing us to enjoy the benefits of a preferential development program. For instance, the local government has provided several aid programs to assist us to expand our manufacturing facilities, to secure the planting of raw materials, and to provide resources that support us financially and/or operationally.

Production Factors that Affect our Financial and Operational Condition

Production Capacity

Earlier in our Company's history some of our production lines were occasionally run at less than full capacity because our production focused almost solely on chestnut products. More recently, we have produced various different types of food products, mainly in three categories: chestnut products, processed food and convenience food. Increasing market demand has caused us to expect all our production lines to be running at their full capacity throughout the year of 2008. Our newer facilities have a multiple-function design to adjust production seasonally to avoid periods of less than full capacity production.

Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant. We have expanded those facilities when we reconstructed that factory after a fire in May of 2007. The new facilities are projected to satisfy existing and increasing market demand for convenience food. In addition, our new production line for processed food is expected to launch by May 2008 and hopefully will significantly enhance our capacity to sufficiently satisfy the existing and projected demand for convenience food.

Overall, we expect to be able to meet customers' demands for our products; however, we have adopted alternate plans for the short-term periods that we anticipate that our capacity will not be enough to satisfy existing or future demand for our convenience food products. In the future, we plan to look into seeking a possible OEM partner to assist in producing some of our convenience food products while our new facilities are still under construction. We do not see any material impact on our financial results when we do not have full capacity to satisfy existing or increasing demand for our convenience food products.

Cost of Raw Materials

While we have begun our own agricultural operations to supply a portion of the raw materials we require for our operations we are still dependent on our suppliers to supply a majority of the raw materials we require. Our suppliers generally charge us a price based on the existing commodities market price for the raw materials. We do not have any control over the raw materials commodity market and prices for raw materials may increase with or without notice for a variety of reasons, including weather patterns, crop failures and natural disasters. Raw material price increases may result in increases in the costs of our operations. While we may be able to pass the higher costs onto our customers in the form of higher prices for our finished products, the higher price for our finished products could reduce the volume of our sales.

In order to secure the qualities and quantities of the raw materials, to reduce the purchase costs of materials and to avoid the impacts on our operations due to the price fluctuation of materials from the market, we have also developed our own planting areas to ensure we are able to get raw materials of sufficient quality and in sufficient quantity to supply our operations. We have successfully developed a 483-acre chestnut farm which is focused primarily on cultivating chestnuts that in the past we imported from South Korea, Japan or Australia. We are expecting a large harvest in the next chestnut season, which will lower our dependence on imports. Additionally, we also have developed a 329-acre sweet corn farm, an 82-acre pumpkin farm, and a 297-acre green bean farm that will help supply the production of frozen and canned products next year. The farms we own will not only secure the supply of raw materials to meet increased demand from the market, but will also reduce the cost of materials purchased and reduce the impact of market price fluctuation of raw material prices on our operational costs.

In 2007, the Chinese government implemented various programs to encourage businesses to advance agricultural industrialization. Under the recently implemented governmental policies for agricultural development, we are planning to expand the farm we own to 2,500 acres gradually over the next 2 years which should make us able to self-supply a material portion of the raw materials we anticipate we will need for our future production. We have also established cooperation with agricultural associations by signing supply agreements with those associations to ensure our supply. We have also invested in several agricultural product companies to expand our supply networks to ensure we have appropriate access for purchasing sufficient supplies for our production requirements.

Uncertainties that Affect our Financial Condition

The rising level of consumer prices in China may cause a decrease of our sales and exports which will lower our revenues and profits.

It is expected that the cost of the raw materials we must purchase to make our finished products may increase in light of a general increase in prices in China. We expect decreased export sales as we raise our sale prices to our exports customers to pass along the increased price of raw materials. We expect the decreased sales may lead to lower revenues than if the price increase had not occurred and that our profits may suffer as well.

The anticipated appreciation of RMB may harm our financial condition

Our government has been facing increasing pressure to allow the RMB to appreciate from the world marketplace recently. In 2007, RMB appreciated more than 6.14% . Since July of 2005, the RMB has appreciated 10.24% . The expected appreciation will definitely have a significant impact on our exports and our financial conditions since exports account for about 50% of our revenue. Due to the unpredictability of RMB's appreciation, we have planned efforts to advance our domestic sales and revenues. In 2008, we plan to expend RMB 20 million (approximately U.S. $3 million) to adjust and expand our sales and marketing channels. We are also targeting to establish additional 1000 food kiosks at different wholesalers and supermarkets and open 100 of our own food retail stores nationally to increase our domestic sales. Further, we have also planned to expend RMB 10 million (approximately U.S. $1.5 million) to further the marketing of our brand and products through different types of media such as TV commercials, newspaper advertising, internet advertising, and marketing campaigns. Whether or not RMB appreciates as impacted the increased domestic spending will increase our costs and may not lead to any additional revenues. Additionally, the appreciation of the RMB, if it occurs, could lower our international sales.

Tight monetary policy to be implemented by the Chinese government in 2008 may impede our ability to obtain credit for working capital in a timely manner.

On December 5, 2007, the central economic work conference determined that a tight monetary policy will be implemented in 2008 to respond to inflationary forces and the excessive growth of monetary credits in China. On December 8, 2007, the People's Bank of China announced it will increase its RMB deposit reserve rate by one percentage point for financial institutions making deposits, resulting in a record high interest rate of 14.5% . After that, on January 25, 2008 and March 8, 2008, the RMB deposit reserve rate was increased twice by 0.5% and reached the rate of 15% and 15.5% . Due to this new policy, financial institutions have started to tighten the money supply, reduced credit amounts, delayed loan approvals and restricted credit requirements. Traditionally, our Company has relied on short-term credits as a vehicle to purchase raw materials for our production. This tightened credit policy will impact on our cash management and our financial condition. We have adopted new policy and informed our customers that we will shorten our payment period from 55 days to 30 days. We may be unable to obtain the credit we need to purchase raw materials in the future which may slow our production and ultimately our revenues.

Recent Developments

Newly Elected Directors and Officers

On August 1, 2008, our Board of Directors increased the number of members of the Board from one to five and elected Mr. Yundong Lu, Mr. Hao Chen, Mr. David Yaudoon Chiang and Mr. Maoquan Wei to serve as members of the Board. In addition, on August 1, 2008, Mr. Lu was appointed as our Chief Operating Officer.

In addition, on August 1, 2008, the Board established an Audit Committee, Compensation Committee and Nominating Committee and appointed Messrs. Chen, Chiang and Wei to serve as members of such committees. The Board has appointed Mr. Chen as the initial chairman of the Audit Committee, Mr. Wei as the initial chairman of the Compensation Committee and Mr. Chiang as the initial chairman of the Nominating Committee.

Messrs. Chen and Wei shall be paid RMB 100,000 per year and Mr. Chiang shall be paid US $25,000 per year plus $5,000 for each board meeting attended by Mr. Chiang, solely as compensation to such directors for their board or board committee service.

On September 22, 2008, our previous CFO Thomas Wu resigned the position and we appointed Mr. Yilun Alan Jin as our new CFO. We entered into an employment agreement with Mr. Jin, effective September 22, 2008. The term of the agreement will expire on September 22, 2009, but will automatically renew for successive one year periods unless terminated pursuant to the terms of the agreement. We will pay Mr. Jin a monthly base salary of RMB 60,000 (approximately US$8,695). Mr. Jin received 5,000 shares of our common stock on September 22, 2008 and, provided that Mr. Jin is employed by us and subject to the terms of the agreement, Mr. Jin will receive an additional 5,000 shares of our common stock on each of September 22, 2009 and September 22, 2010.

Results of Operations

Comparison of Three Months Ended June 30, 2008 and 2007

The following table summarizes the results of our operations during the three-month periods ended June 30, 2008 and June 30, 2007, respectively and provides information regarding the dollar and percentage increase or (decrease) from the three-month period ended June 30, 2007 to the three-month period ended June 30, 2008.

(All amounts, other than percentages, stated in US dollars)

	Three months ended June 30,		Dollar($)	Percentage (%)
	2008	2007	Increase (Decrease)	Increase (Decrease)
	(In Thousands)	(In Thousands)
Net revenues	$21,524	$13,343	$8,181	61%
Cost of revenues	(16,338)	(10,389)	5,950	57%
Gross profit	5,186	2,955	2,232	76%
Operating expenses
Selling and marketing
expenses	(616)	(297)	319	107%
General and
administrative expenses	(1,088)	(460)	628	136%
Operating Income	3,482	2,197	1,285	58%
Investment income	(3)	0	(3)
Government subsidy
income	4	(8)	12	158%
Interest and other
income	72	7	64	888%
Other expenses	(95)	(1,329)	(1,234)	(93%)
Interest expense	(683)	(738)	(54)	(7%)
Earnings before tax	2,777	130	2,647	2034%
Income tax	(493)	(286)	208	73%
Income before minority
interests	2,284	(155)	2,439	1570%
Minority interests	(167)	(54)	112	206%
Net income	$2,117	$(210)	$2,327	1109%

Revenue

Net Revenues. Our net revenue for the three months ended June 30, 2008 amounted to $21.52 million, which is approximately $8.18 million or 61% more than that of the same period ended on June 30, 2007, where we had revenue of $13.34 million. This increase was attributable to an increase of 78% in domestic sales as compared to the same period ended June 30, 2007, as a result of strong domestic chestnut sales combined with more efficient distribution channels. During the quarter, we started transferring domestic sales to agents rather than selling through wholesalers or directly to retailers. In addition, we increased the number of branded counters in supermarkets and showcase stores to a total of approximately 500 retail outlets as of June 30, 2008.

Cost of Revenues. During the three months ended June 30, 2008, the Company experienced an increase in cost of revenue of $5,949,592, in comparison to the three months ended June 30, 2007, from $10,338,272 to approximately $16,338,000, reflecting an increase of approximately 57%. Approximately 92%, or $5,460,565, of this increase was attributable to an increase in raw material costs, which increased from $9,152,812 during the three months ended June 30, 2007 to $14,613,377, or approximately 60%, during the three months ended June 30, 2008. The reason for the increase in raw material costs is that the volume of raw chestnut and meat products purchased during the three months ended June 30, 2008 increased by approximately 127% and 490%, respectively, when compared to the three months ended June 30, 2007. The volume of raw vegetable products purchased during the three months ended June 30, 2008 decreased by approximately 35%, when compared to the three months ended June 30, 2007.

The factors that contributed to the remaining 8% increase in cost of revenues were: an increase in wage expense for factory workers, an increase in depreciation expenses for capital equipment and an increase in the cost of consumables used in conjunction with capital equipment.

Gross Profit. Our gross profit increased $2.24 million, or 76%, to $5.19 million for the three months ended June 30, 2008 from $2.95 million for the same period in 2007 as a result of higher net revenues, offset by higher costs of revenues, for the reasons indicated immediately above.

Operating Expenses

Selling and Marketing Expenses. During the three months ended June 30, 2008, compared to the same period in 2007, the Company recorded an increase in selling and marketing expenses of approximately $319,000, from approximately $297,000 to approximately $616,000, or approximately 107%. The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Shipping and inspection fees	$238,997
Wages	2,214
Supermarket fees	37,918

General and Administrative Expenses. The Company experienced an increase in general and administrative expense of approximately $628,000, from approximately $460,000 to approximately $1,088,000 for the three months ended June 30, 2008, compared to the same period in 2007. The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Personnel wages and benefits	$353,192
Entertainment (in connection with the	29,177
expansion of our distribution channels)
Amortization of land use rights and other	112,964
intangibles
Vehicle and transportation costs	21,977

The second quarter of 2008 compared to the second quarter of 2007 saw a rise in $353,192 in wages and benefits, and $112,964 rise in amortization expense.

Income Before Taxation and Minority Interest

Income before taxation and minority interest increased $2.65 million or 2,034% to $2.78 million for the three months ended June 30, 2008from $0.13 million for the same period of 2007. The increase was primarily attributed to the substantial loss incurred by Beijing Lorain due to the fire in the May of 2007 and increased sales in the second quarter of 2008.

Income Taxes

Income taxes increased $0.20 million or 73% to $0.49 million for the three months ended June 30, 2008 from $0.29 million for the same period of 2007. The increase of tax paid was primarily a result of higher income achieved by all the subsidiaries of American Lorain.

We operate through our three directly or indirectly wholly-owned subsidiaries Junan Hongrun, Luotian Lorain, and Beijing Lorain and one majority-owned subsidiary, Shandong Lorain, in which we own 80.2% of the equity (directly and indirectly). As approved by local tax authorities in the PRC, all four companies were granted a “tax holiday” that allows them to be exempt from both the national and local income taxes for the first two profitable years followed by a 50% tax exemption in the next three years. The four companies started to enjoy the preferential tax policy from 2001, 2004, 2006 and 2007 respectively. The table below shows the detailed income tax rate for the four companies. On March 16, 2007, the National People's Congress of the PRC determined to adopt a new corporate income tax law in its fifth plenary session and the new corporate income tax law effected on January 1, 2008. According to the new corporate income tax law, the applicable income tax rates for our operating subsidiaries are as following:

Income Tax Rate	2007	2008	2009
Junan Hongrun	15%	15%	25%
Luotian Lorain	0%	15%	15%
Beijing Lorain	0%(1)	0%(1)	15%(1)
Shandong Lorain	30%	25%	25%

(1)

We are attempting to obtain a tax holiday with respect to Beijing Lorain that would bring our tax rate to 0%, 0% and 15% for Beijing Lorain for the tax years ending December 31, 2007, 2008 and 2009 respectively.

Net Income.

Net income increased $2.33 million, or 1,109% to $2.12 million for the three months ended June 30, 2008 from ($0.21) million for the same period of 2007. Net loss for the year ago period includes the impact of $1.3 million in non-operational expenses due to a fire at the Company's Beijing Lorain facility.

Comparison of Six Months Ended June 30, 2008 and 2007

     The following table summarizes the results of our operations during the six-month periods ended June 30, 2008 and June 30, 2007, and provides information regarding the dollar and percentage increase or (decrease) from the six-month period ended June 30, 2007 to the six-month period ended June 30, 2008.

(All amounts, other than percentages, are in thousands of U.S. dollars)

	Six months ended June 30,		Dollar($)	Percentage (%)
			Increase	Increase
	2008	2007	(Decrease)	(Decrease)
	(In Thousands)	(In Thousands)
Net revenues	$38,953	$25,242	$13,711	54%
Cost of revenues	(29,819)	(19,341)	10,477	54%
Gross profit	9,134	5,901	3,234	55%
Operating expenses
Selling and marketing
expenses	(1,235)	(423)	812	192%
General and administrative
expenses	(1,632)	(820)	812	99%

Operating Income	6,267	4,658	1,609	35%

Investment income	(3)	0	(3)
Government subsidy income	37	0	37
Interest and other income	111	34	77	227%
Other expenses	(105)	(1,333)	(1,228)	(92%)
Interest expense	(1,274)	(1,303)	(30)	(2%)

Earnings before tax	5,033	2,055	2,978	145%

Income tax	(884)	(616)	268	44%

Income before minority
interests	4,150	1,439	2,710	188%

Minority interests	(300)	(156)	145	93%

Net income	$3,849	$1,283	$2,566	200%

Revenue

Net Revenues. Our net revenue for the six months ended June 30, 2008 amounted to $38.95 million, which is approximately $13.71 million or 54% more than that of the same period ended on June 30, 2007 where we had revenue of $25.24 million. The increased revenues were attributable to the success of the Company's marketing strategies, operational enhancements and expansion of sales markets, both domestically and internationally. During the first quarter of 2008, sales to France, Belgium, South Korea, Taiwan and the UK in the aggregate increased approximately 175% compared with the same period last year. During the second quarter of 2008, we started transferring domestic sales to agents rather than selling through wholesalers or directly to retailers. In addition, we increased the number of branded counters in supermarkets and showcase stores to a total of approximately 500 retail outlets as of June 30, 2008.

Cost of Revenues. During the six months ended June 30, 2008, the Company experienced an increase in cost of revenue of $10,477,117, in comparison to the six months ended June 30, 2007, from $19,341,479 to $29,818,596, reflecting an increase of approximately 54%. Approximately 92%, or $9,627,166, of this increase was attributable to an increase in raw material costs, which increased from $17,442,356 during the six months ended June 30, 2007 to $27,069,522, or approximately 55%, during the six months ended June 30, 2008. The reason for the increase in raw material costs is that the volume of raw chestnut and vegetable products purchased during the six months ended June 30, 2008 increased by approximately 52% and 308%, respectively, when compared to the six months ended June 30, 2007. The volume of raw meat products purchased during the six months ended June 30, 2008 decreased by approximately 6%, when compared to the six months ended June 30, 2007.

The factors that contributed to the remaining 8% increase in cost of revenues were: an increase in wage expense for factory workers, an increase in depreciation expenses for capital equipment and an increase in the cost of consumables used in conjunction with capital equipment.

Gross Profit. Our gross profit increased $3.23 million, or 55%, to $9.13 million for the six months ended June 30, 2008 from $5.90 million for the same period in 2007 as a result of higher net revenues, offset by higher costs of revenues, for the reasons indicated immediately above.

Operating Expenses

Selling and Marketing Expenses. During the six months ended June 30, 2008, compared to the same period in 2007, the Company recorded an increase in selling and marketing expenses of $812,268, from $422,750 to $1,235,018, or approximately 192%. The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Shipping and inspection fees	$873,796
Wages	43,950
Supermarket fees	49,103

The increases listed in the table above were partially offset by an aggregate of $154,554 of decreases of other factors, including customer lodging, phone, postage and courier, toll road expense, warehousing costs and professional movers.

General and Administrative Expenses. The Company experienced an increase in general and administrative expense of $812,204, from $820,140 to $1,632,344 for the six months ended June 30, 2008, compared to the same period in 2007. The following table reflects the factors that contributed to this increase as well as the dollar amount that each factor contributed to this increase:

Factor	Dollar Increase
Personnel wages and benefits	$246,917
Entertainment (in connection with the	29,177
expansion of our distribution channels)
Amortization of land use rights and other	85,310
intangibles
Vehicle and transportation costs	477,800

Income Before Taxation and Minority Interest

Income before taxation and minority interest increased $2.98 million or 145% to $5.03 million for the six months ended June 30, 2008 from $2.06 million for the same period of 2007. The increase was primarily a result of the higher revenue during the six month period ended on June 30, 2008 as compared to 2007.

Income Taxes

Income taxes increased $0.27 million or 44% to $0.88 million for the six months ended June 30, 2008 from $0.62 million for the same period of 2007. The increase of tax paid was primarily a result of the increase of income in the first six months ended June 30, 2008, as compared to the same period in 2007.

Net Income

Net income increased $2.57million, or 200% to $3.85 million for the six months ended June 30, 2008 from $1.28 million for the same period of 2007. Net loss for the year ago period includes the impact of $1.3 million in non-operational expenses due to a fire at the Company's Beijing Lorain facility.

Comparison of Fiscal Years Ended December 31, 2007, 2006 and 2005

     The following tables set forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenues.

	For the Year	For the Year	For the Year
	Ended on	Ended on	Ended on
	12/31/07	12/31/06	12/31/05
Revenue	82,094	$49,561	$30,195
Cost of Revenue	(61,932)	(37,533)	(22,250)

Gross profit	20,162	12,028	7,945

Operating Expenses:
Selling and Marketing	(2,623)	(1,441)	(1,089)
General and administrative	(2,865)	(1,933)	(1,198)

Income from continuing operations	14,674	8,654	5,657

Non-operating Income(Expenses):
Government grant	1,373	481	320
Other income	369	166	122
Other expense	(1,446)	(134)	(18)
Interest Expense	(2,376)	(1,834)	(1,518)

Income before taxes	12,595	7,333	4,562
Income Taxes	(2,135)	(1,064)	(325)
Income before Minority Interest	10,460	6,269	4,238
Minority interest	(715)	(340)	(23)

Net Income	9,745	5,928	4,215

	For the Year Ended on 12/31/07	For the Year Ended on 12/31/06	For the Year Ended on 12/31/05
Net Revenue	100.00%	100.00%	100.00%
Cost of Revenue	75.44%	75.73%	73.69%

Gross profit	24.56%	24.27%	26.31%
Operating
Expenses:
Selling and
Marketing	3.20%	2.91%	3.61%
General and
administrative	3.49%	3.90%	3.97%
Income from
continuing
operations	17.87%	17.46%	18.73%
Non-operating
Income(Expenses):
Government grant	1.67%	0.97%	1.06%
Other income	0.19%	0.20%	1.02%
Other expense	1.76%	0.27%	0.06%
Interest Expense	2.9%	3.7%	5%

Income before
taxes	15.35%	14.80%	15.11%
Income Taxes	2.60%	2.15%	1.08%
Net Income before
Minority Interest	12.74%	12.8%	14%
Minority interest	0.87%	0.68%	0.08%

Net Income	11.87%	11.96%	13.96%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue. Net revenues increased $32.5 million, or approximately, 65.5%, to approximately $82.1 million in 2007 from approximately $49.6 million in 2006. This increase was attributable to the increased revenues generated by sales of our chestnut and vegetable products, offset by a decrease in revenues generated by sales of our meat products, as set forth in the following table:

			Increase /
Category	2007	2006	(Decrease)
Chestnut	$45,799,404	$29,725,421	54%
Meat	2,518,968	3,830,986	(34)%
Vegetable	33,776,591	16,004,612	111%
Total	82,094,963	49,561,019

We believe that the increases in revenues from sales of our chestnut and vegetable products from 2006 to 2007 are attributable to the following factors, each factor quantified by percentage:

	Chestnut	Vegetable
Category	Products	Products
Increase in volume sold	84%	88%
Increase in average sales price	3%	3%
Decrease in value of the U.S.
dollar	13%	9%

The greatest increase in volume sold in 2007, as compared to 2006, was in our domestic market. Net revenues from sales in the Chinese market increased $24.3 million, or approximately 104%, to $47.7 million in 2007 from $23.4 million in 2006. As a percentage of total revenue, net revenues derived from the domestic market increased to approximately 59% in 2007 from approximately 47% in 2006.

In addition, during 2007, net revenues from sales in Japan, Malaysia, Singapore, South Korea, the United Kingdom and the United States, in the aggregate, increased to approximately $29.1 million from approximately $16.4 million in 2006. This increase was offset by lower revenues of approximately $5.0 million, in the aggregate, from sales in Kuwait and Mexico.

The decrease in revenues from sales of our meat products from 2006 to 2007 was a result of a decline in volume of meat products sold because of a shortage of livestock in the PRC in 2007.

Cost of Revenues. Our cost of revenue increased $24.4 million, or approximately 65%, to $61.9 million in fiscal year 2007 from $37.5 million in fiscal year 2006. This increase was attributable to the following factors, each factor quantified by percentage:

Category	Percentage of Change
Wages	4%
Depreciation	1%

Other Allocated Overhead (including utilities, freight and equipment consumables)	5%

Raw Materials (chestnuts, meats, vegetables)	83%

Currency (RMB) Appreciation	7%

As set forth in the table above, 83% of the increase in the cost of revenues from fiscal year 2006 to fiscal year 2007 is attributable to increased purchases of raw materials for products sold by us.

The following table reflects the allocation of our cost of revenues for fiscal year 2006 and fiscal year 2007 amongst our different products:

			Increase /
Category	2007	2006	(Decrease)
Chestnut	$32,296,782	$21,401,734	51%
Meat	1,945,819	2,988,232	(35)%
Vegetable	27,689,873	13,143,341	111%
Total	61,932,474	37,553,307	65%

Our cost of revenues increased or (decreased) for each of these three product types at the same rate as our revenues for each of these product types from fiscal year 2006 to fiscal year 2007. See “—Net Revenues” above. The reason for this is that the increased costs were attributed primarily to purchases of raw materials for our products, as discussed, which purchases increased at the same rate as the revenues generated by sales of our products.

As a percentage of revenues, the cost of revenue decreased to 75.44% in fiscal year 2007 from 75.73% in fiscal year 2006. The increase of gross margin was mainly due to the following factors: 1) We can get raw material much cheaper than other companies. In 2007, we processed more 39,000 tons of raw chestnut. As we can purchase so much raw materials, the price of our chestnut raw material is nearly about 3% lower than the market prices. 2) We developed new products in 2007, such as chestnut paste, we can multipurpose use of the material and can get more profit from the manufacturing procedure.

Gross Profit. Our gross profit increased $8.13 million, or 67.58%, to $20.16 million in fiscal year 2007 from $12.03 million in fiscal year 2006. Gross margin was 24.56% in fiscal year 2007, as compared to 24.27% in fiscal year 2006. The gross margin increase was due to the increased revenues described above.

Selling and Marketing Expenses. Our selling and marketing expenses increased $1.2 million, or 85.71%, to $2.6 million in fiscal year 2007 from $1.4 million in fiscal year 2006. The increase in selling and marketing expenses was primarily attributable to additional marketing efforts for our products in domestic market in 2007. As a percentage of revenues, our selling and marketing expenses increased to 3.2% in fiscal year 2007 from 2.9% in fiscal year 2006. Another reason was the increased repairs and miscellaneous fees in fiscal year 2007, as compared to fiscal year 2006.

General and Administrative Expenses. Our general and administrative expenses increased $1 million, or 52.63%, to $2.9 million in fiscal year 2007 from $1.9 million in fiscal year 2006. As a percentage of revenues, the general and administrative expenses decreased to 3.49% in fiscal year 2007 from 3.9% in fiscal year 2006. This percentage decrease was primarily attributable to more efficient control of our general and administrative expenses, for example, we adopted some new guidelines for employees on travel expenses and transportation expenses.

Financial Costs. Our financial cost mainly refers to our interest expenses, net of the interest income. Our financial costs increased $0.6 million to $2.4 million in fiscal year 2007 from $1.8 million in fiscal year 2006. As a percentage of revenue, the financial cost decreased to 2.93% of total revenue for fiscal year 2007 from 3.7% of total revenue for fiscal year 2006. The main reason for this change was improved domestic lending rates in fiscal year 2007. The dollar increase in financing cost is mainly attributable to an increase of short term bank loan balances in the fiscal year 2007 as compared to fiscal year 2006.

Income before Tax. Income before taxation increased $5.3 million, or 72.6%, to $12.6 million in fiscal year 2007 from $7.3 million in fiscal year 2006. Income before taxation as a percentage of revenues decreased to 15.35% in fiscal year 2007 from 14.8% in fiscal year 2006. The increase was mainly attributable to the increase of percentage in selling expenses and marketing expenses in 2007, as compared to the year of 2006.

Income taxes. We incurred income taxes of $2.1 million in fiscal year 2007, an increase of $1.0 million, compared to $1.1 million in fiscal year 2006. We operate through our three directly or indirectly wholly-owned subsidiaries Junan Hongrun, Luotian Lorain, and Beijing Lorain and one majority-owned subsidiary Shandong Lorain of which we own 80.2% of the equity (directly and indirectly). As approved by local tax authority in the PRC, all the four companies were granted a “tax holiday” that allows them to be exempt from both the national and local income taxes for the first two profitable years followed by a 50% tax exemption in the next three years. The four companies started to enjoy the preferential tax policy from 2001, 2004, 2006 and 2007 respectively. The table below shows the detailed income tax rate for the four companies.

Income Tax Rate	2004	2005	2006	2007		2008		2009

Junan Hongrun	0%	0%	15%	15%		15%		25%
Luotian Lorain	33%	33%	0%	0%		15%		15%
Beijing Lorain	33%	33%	33%	0%	(1)	0%	(1)	15%	(1)
Shandong Lorain	15%	15%	30%	30%		25%		25%

(1) We are attempting to get a tax holiday on Beijing Lorain that would bring our tax rate to 0%, 0% and 15% for Beijing Lorain for the tax years to end December 31, 2007, 2008 and 2009 respectively

Minority Interest. The Company holds 80.2% of the equity of its subsidiary Shandong Lorain. Therefore, in calculating minority interest according to this proportion against the Shandong Lorain's historical financial data, the minority interest of the Company was $0.4 million in 2005 and $0.41 million in 2006.

Net income. Net income increased $3.8 million, or 64.41%, to $9.7 million in fiscal year 2007 from $5.9 million in fiscal year 2006, as a result of the factors described above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue. Net revenues increased $19.4 million, or approximately 64.1% to $49.6 million in fiscal year 2006 from $30.2 million in fiscal year 2005. This increase was attributable to the increased revenues generated by sales of our chestnut, vegetable and meat products, as set forth in the following table:

			Increase /
Category	2006	2005	(Decrease)
Chestnut	$29,725,421	$20,055,697	48%
Meat	3,830,986	475,703	705%
Vegetable	16,004,612	9,663,781	66%
Total	49,561,019	30,195,181

We believe that the increases in revenues from sales of our chestnut and vegetable products from 2006 to 2007 are attributable to the following factors, each factor quantified by percentage:

	Chestnut	Vegetable	Meat
Category	Products	Products	Products
Increase in volume sold	73%	88%	71%
Increase in average sales price	18%	3%	26%
Decrease in value of the U.S.			3%
dollar	8%	9%

The greatest increase in volume sold in 2006, as compared to 2005, was in our domestic market. Net revenues from sales in the Chinese market increased $8.6 million, or approximately 58%, to $23.4 million in 2006 from $14.8 million in 2005. As a percentage of total revenue, net revenues derived from the domestic market decreased slightly to approximately 47% in 2006 from approximately 49% in 2005.

In addition, during 2006, net revenues from sales in Japan, Kuwait, Mexico and South Korea, in the aggregate, increased to approximately $21.6 million in 2006 from approximately $12.1 million in 2005.

Cost of Revenues. Our cost of revenue increased $15.2 million, or approximately 69%, to $37.5 million in fiscal year 2006 from $22.3 million in fiscal year 2005. This increase was attributable to the following factors, each factor quantified by percentage:

Category	Percentage of Change
Wages	5%
Depreciation	1%
Other Allocated Overhead (including
utilities, freight and equipment
consumables)	7%
Raw Materials (chestnuts, meats, vegetables)	84%
Currency (RMB) Appreciation	3%

As set forth in the table above, 83% of the increase in the cost of revenues from fiscal year 2005 to fiscal year 2006 is attributable to increased purchases of raw materials for products sold by us.

The following table reflects the allocation of our cost of revenues for fiscal year 2006 and fiscal year 2005 amongst our different products:

			Increase /
Category	2006	2005	(Decrease)
Chestnut	$21,401,734	$13,791,898	55%
Meat	2,988,232	372,452	702%
Vegetable	13,143,341	8,086,009	63%

Total	37,553,307	22,250,359	69%

Our cost of revenues for each of these three product types increased at a similar rate as our revenues for each of these product types from fiscal year 2005 to fiscal year 2006. See “—Net Revenues” above. The reason for this is that the increased costs were attributed primarily to purchases of raw materials for our products, as discussed, which purchases increased at the same rate as the revenues generated by sales of our products.

As a percentage of revenues, the cost of revenue increased slightly to 75.73% of revenues in fiscal year 2006 from 73.69% of revenues in fiscal year 2005. The decrease of gross margin was mainly due to the increased sales in domestic market and the diversification of our products (the gross margin of our products sold in domestic market was much lower than our exported products). In addition, as our products diversification development strategy was implemented in 2006, our sales in convenience food and frozen, canned and bulk food, which have relatively lower gross margin as compared our chestnut products, has increased dramatically.

Gross Profit. Our gross profit increased $4.09 million, or 51.5%, to $12.03 million in fiscal year 2006 from $7.95 million in fiscal year 2005. Gross margin was 24.27% in fiscal year 2006, as compared to 26.31% in fiscal year 2005. The gross margin decrease was due to the increased cost of revenues described above.

Selling and Marketing Expenses. Our selling and marketing expenses increased $0.36 million, or 33.5%, to $1.4 million in fiscal year 2006 from $1.1 million in fiscal year 2005. The increase in selling and marketing expenses was primarily attributable to additional marketing efforts for our products in domestic market in 2006. As a percentage of revenues, our selling and marketing expenses decreased to 2.9% in fiscal year 2006 from 3.6% in fiscal year 2005. The percentage decrease is mainly due to the decreased transportation costs as a percentage of revenues in 2006 as transportation costs as a percentage of revenues for the domestic sales are typically lower than for export sales.

General and Administrative Expenses. Our general and administrative expenses increased $0.68 million, or 55.5%, to $1.9 million in fiscal year 2006 from $1.2 million in fiscal year 2005. As a percentage of revenues, the general and administrative expenses decreased to 3.9% in fiscal year 2006 from 4% in fiscal year 2005. This percentage decrease was primarily attributable to more efficient controls of our general and administrative expenses.

Financial Costs. Our financial cost mainly refers to our interest expenses, net of the interest income. Our financial costs increased $0.33 million to $1.8 million in fiscal year 2006 from $1.5 million in fiscal year 2005. As a percentage of revenue, the financial cost decreased to 3.7% of total revenue for fiscal year 2006 from 5.03% of total revenue for fiscal year 2005. The dollar increase in financing cost is mainly attributable to an increase of short term bank loan balances in the fiscal year 2006 as compared to fiscal year 2005.

Income before Tax. Income before taxation increased $2.7 million, or 64.4%, to $7.3 million in fiscal year 2006 from $4.6 million in fiscal year 2005. Income before taxation as a percentage of revenues increased to 14.8% in fiscal year 2006 from 15.11% in fiscal year 2005. The increase was mainly attributable to the percentage decreases of financial expenses, selling expenses and general and administrative expenses in 2006, as compared to the year of 2005.

Income taxes. We incurred income taxes of $1.1 million in fiscal year 2006, an increase of $0.75 million, compared to $0.3 million in fiscal year 2005. We operate through our three directly or indirectly wholly-owned subsidiaries Junan Hongrun, Luotian Lorain, and Beijing Lorain and one majority-owned subsidiary Shandong Lorain of which we own 80.2% of the equity (directly and indirectly). As approved by local tax authority in the PRC, all the four companies were granted a “tax holiday” that allows them to be exempt from both the national and local income taxes for the first two profitable years followed by a 50% tax exemption in the next three years. The four companies started to enjoy the preferential tax policy from 2001, 2004, 2006 and 2007 respectively. The table below shows the detailed income tax rate for the four companies.

Income Tax Rate	2004	2005	2006	2007		2008		2009
Junan Hongrun	0%	0%	15%	15%		15%		25%
Luotian Lorain	33%	33%	0%	0%		15%		15%
Beijing Lorain	33%	33%	33%	0%	(1)	0%	(1)	15%	(1)

Shandong Lorain	15%	15%	30%	30%	25%	25%

(1) We are attempting to get a tax holiday on Beijing Lorain that would bring our tax rate to 0%, 0% and 15% for Beijing Lorain for the tax years to end December 31, 2007, 2008 and 2009, respectively.

Minority Interest. The Company holds 80.2% of the equity of its subsidiary Shandong Lorain. Therefore, in calculating minority interest according to this proportion against the Shandong Lorain's historical financial data, the minority interest of the Company was $0.2 million in 2005 and $0.34 million in 2006.

Net income. Net income increased $2.1 million, or 54.8%, to $5.93 million in fiscal year 2006 from $4.22 million in fiscal year 2005, as a result of the factors described above.

Liquidity and Capital Resources

For the Six Months Ended June 30, 2008

General

As of June 30, 2008, we had cash and cash equivalents (including restricted cash) of $12.75 million. The following table provides detailed information about our net cash flow for all financial statements periods presented in this report.

	Cash Flow (in thousands)
	Six Months Ended June 30,
	2008	2007
Net cash provided by (used in) operating activities	$3,284	$(8,997)
Net cash provided by (used in) investing activities	$(9,132)	$(5,776)
Net cash provided by (used in) financing activities	$5,147	$14,595
Net cash flow (outflow)	$(701)	$(178)

Operating Activities

Net cash provided by operating activities was $3.28 million for the six months period ended June 30, 2008, which is an increase of $12.28 million from ($8.99) million for the same period of 2007. The increase of net cash provided by operating activities was primarily a result of the decrease in accounts and other receivables in the first half of fiscal 2008 of approximately $15.6 million as compared to the same period in 2007. This increase was partially offset by the decrease in accounts and other payables in the first half of fiscal 2008 of approximately $7.6 million as compared to the same period in 2007.

Investing Activities

Our main uses of cash for investment activities are payments for the acquisition of property, plants and equipment.

Net cash used in investing activities for the six months period ended June 30, 2008 was ($9.13) million, which is an increase of $3.35 million from net cash used in investing activities of ($5.78) million for the same period of 2007. The increase was primarily due to the construction, in the amount of approximately $5.7 million, of vegetable tents and of comprehensive workshops for the processing of chestnut and other food products in the first six months of 2008, as compared to the same period of 2007.

Financing Activities

Net cash used in financing activities for the six months period ended June 30, 2008 was ($0.70) million, which is an increase of $0.52 million from ($0.18) million net cash used in financing activities during the same period in 2007. The increase of the net cash used in financing activities was primarily a result of the fact that in 2007 we had additional paid-in capital of approximately $20.26 million in connection with a May 2007 private placement. This increase was partially offset by increased bank borrowings of approximately $1.3 million and notes payable of approximately $3.8 million during the six months ended June 30, 2008 and by approximately $5.8 million of bank repayments during the six months ended June 30, 2007.

Loan Facilities

As of June 30, 2008, the amounts and maturity dates for our bank loans were as follows:

All amounts, other than percentages, in thousands of U.S. dollars.

Banks	Amounts	Beginning	Ending	Interest Rate	Duration
Beijing rural credit union	2,764.92	9/29/2007	9/29/2008	10.94%	12 months
Bank of Beijing Co., Ltd.	291.05	7/18/2007	7/18/2008	7.88%	12 months
International Trust & Investment Co., Ltd.	1,455.22	6/13/2005	6/13/2008	7.84%	36 months
Junan County Industrial and Commercial Bank	85.75	12/6/2007	6/30/2008	6.12%	7months
Junan County Industrial and Commercial Bank	94.59	1/30/2008	7/10/2008	9.71%	5 months
Junan County Industrial and Commercial Bank	49.48	1/30/2008	8/08/2008	9.71%	6months
Junan County Industrial and Commercial Bank	203.73	1/23/2008	12/22/2008	9.71%	11 months
Junan County Industrial and Commercial Bank	407.46	2/03/2008	11/01/2008	7.47%	9 months
Junan County Industrial and Commercial Bank	582.09	2/03/2008	12/01/2008	7.47%	10 months
Junan County Industrial and Commercial Bank	392.91	5/15/2008	10/12/2008	8.54%	5 months
Junan County Industrial and Commercial Bank	72.76	5/08/2008	7/29/2008	8.54%	3 months
Junan County Construction Bank	436.57	8/31/2007	8/31/2008	6.26%	12 months
Junan County Construction Bank	365.26	9/08/2007	9/07/2008	6.26%	12months
Junan County Construction Bank	349.25	7/24/2007	7/23/2008	8.89%	12 months
Junan County Construction Bank	273.22	9/18/2007	9/17/2008	6.31%	12 months
Junan County Construction Bank	261.94	4/30/2008	7/29/2008	7.88%	3 months
Junan County Construction Bank	771.27	4/30/2008	7/29/2008	7.88%	3 months
Junan County Construction Bank	582.09	5/12/2008	8/8/2008	7.88%	3 months
Junan County Construction Bank	87.14	4/22/2008	6/11/2008	7.88%	2 months
Junan County Construction Bank	334.7	5/12/2008	8/8/2008	7.88%	3 months
Junan County Construction Bank	669.4	6/5/2008	8/28/2008	7.88%	3 months
Junan County Construction Bank	844.03	6/5/2008	8/27/2008	7.88%	3 months
Junan County Construction Bank	451.12	6/19/2008	9/18/2008	7.88%	3 months
Junan County Agriculture Bank	58.21	1/05/2008	1/04/2009	12.70%	12 months
Junan County Agriculture Bank	1018.66	5/14/2008	8/13/2008	11.17%	3 months
Junan County Agriculture Bank	87.31	1/05/2008	1/04/2009	12.70%	12 months
Junan County Agriculture Bank	58.21	1/05/2008	1/04/2009	12.70%	12 months
Junan County Agriculture Bank	945.9	6/25/2008	9/24/2008	11.17%	3 months
Junan County Agriculture Bank	334.7	1/28/2008	7/18/2008	11.17%	6 months
Junan County Agriculture Bank	116.42	2/02/2008	1/01/2009	11.17%	11 months

Banks	Amounts	Beginning	Ending	Interest Rate	Duration
Junan County Agriculture Bank	436.57	10/31/2007	10/30/2008	12.39%	12 months
Junan County Agriculture Bank	254.66	11/12/2007	11/11/2008	12.39%	12 months
Junan County Agriculture Bank	218.28	11/15/2007	11/14/2008	12.39%	12 months
Junan County Agriculture Bank	436.57	11/23/2007	11/22/2008	12.39%	12 months
Junan County Agriculture Bank	305.6	11/30/2007	11/29/2008	12.39%	12 months
Junan County Agriculture Bank	436.57	12/05/2007	12/04/2008	12.39%	12 months
Junan County Agriculture Bank	436.57	12/14/2007	12/13/2008	12.39%	12 months
Junan County Agriculture Bank	87.31	8/02/2007	8/01/2008	11.63%	12 months
Junan County Agriculture Bank	58.21	3/21/2008	3/20/2009	12.70%	12 months
Union Bank (China) Co., Ltd.	1,044.85	1/28/2008	1/14/2009	5.49%	12 months
Linyi Commercial Bank	145.52	12/25/2007	12/25/2008	13.07%	12 months
Linyi Commercial Bank	683.96	2/01/2008	1/05/2009	13.07%	11 months
Linyi Commercial Bank	654.85	2/02/2008	1/12/2009	13.07%	11 months
China Agricultural Bank, Luotian Square Branch	742.16	8/30/2007	8/28/2008	7.72%	12 months
Junan Agricultural Development Bank	1,455.22	9/28/2007	9/26/2008	7.29%	12 months
Junan Agricultural Development Bank	87.31	6/4/2008	9/3/2008	6.57%	3 months
Junan Agricultural Development Bank	97.50	6/13/2008	9/12/2008	6.57%	3 months
Bank of China, Junan Branch	7.29	9/19/2006	5/19/2009	7.50%	36 months
Shenzhen Development Bank	1455.22	5/15/2008	11/15/2008	7.47%	6 months
Jinan Merchants Bnak	1455.22	4/3/2008	10/3/2008	15.00%	6 months
Agricultural Development Lutian Government	109.14	12/11/2006	12/11/2010	0.67%	4 years
Agricultural Development Lutian Government	25.47	1/11/2008	12/11/2011	2.10%	4 years
Union Commercial Bank (China)	433.61	1/29/2008	1/14/2011	5.49%	3 years
Total	25,513.02

As shown in the above table, we have $1.63 million in loans maturing on or before the end of June 30, 2008. Loans listed in the table above whose maturity dates are prior to June 30, 2008 have either been repaid or have been extended by the lending banks for either 6 months or 1 year.

We believe that our currently available working capital, after receiving the aggregate proceeds of the credit facilities referred to above, should be adequate to sustain our operations at our current levels through at least the next twelve months.

We expect to finance our operations and working capital needs over the remaining months of 2008 from net income and additional financing. We anticipate that sales will continue to increase and that net income will provide a greater contribution to operating cash needs than in past years. We currently plan to finance or refinance approximately US$20 million in order to support the projected expansion of our production in 2008. Currently, we have negotiated loan agreements with Linyi Commercial Bank and certain banks in Junan County for a total of US$3.5 million. We have had negotiations with certain other financial institutions in China (local and national), which have agreed in principle to provide us short-term working capital loans throughout 2008; however no such loan arrangements have been finalized or funded. We can provide no assurance that we will be able to enter into these or any other financing or refinancing on terms favorable to the Company, if at all. We also have no current credit facilities or other lines of credit. If we are unable to complete any such financing or refinancing efforts, our net income may not be sufficient to satisfy our working capital and operating expansion needs in 2008 and our operations and financial condition may be negatively impacted. Consequently, the timing for the completion of such activities depends on whether we obtain adequate financing, and in the event that we do obtain adequate financing, on the timing of such financing.

Obligations under Material Contracts

We do not have any material contractual obligations as of June 30, 2008.

Recent Developments

We leased 60,000 square feet of facilities, consisting of two buildings, on June 10, 2008. The lease term on the facilities is for ten years. One of the buildings is used for office space and the other one is used for food production. The food production facility measures approximately 38,750 square feet and is equipped with a refrigeration storage unit with a 1,000-ton capacity. We equipped  the production facility with cash on hand. We produce packaged foods and convenience foods products such as pickled vegetables, prepared meat, and noodles at the new production facility. We believe that leasing versus constructing a new facility allows us to ramp up production sooner than if we were to build our own facility. We started  production at the new facility in September 2008.

For the Fiscal Year Ended December 31, 2007

General

We had approximately US$7.35 million (or approximately RMB 55 million) cash and cash equivalents as of May 3, 2007. We received proceeds of approximately $18 million from the private placement completed on May 3, 2007. We used most of the proceeds of the private placement to build infrastructure at several of our facilities, which allowed us to obtain preferential terms on the construction contracts to complete our expansion plans. Specifically, the proceeds were used for the second-phase of construction at our Luotian facility, a sewage system at our Shandong Lorain facility, and an egg-processing facility at our Junan Lorain plant. The total amount expended on the above items was approximately US$12 million. We also allocated US$11 million, including US$4 million from the proceeds of the May 2007 private placement and US$7 million from the cash balance as of June 30, 2007 as the working capital to purchase raw materials needed due to the expansion of production. We are currently considering raising additional capital and we have engaged a placement agent in this regard.

In the event that we raise capital in the near future, we intend to use such capital to commence a branding and advertising strategy, construct or acquire additional production facilities and expand our agricultural operations. However, we may be unable to obtain adequate levels of financing for these purposes.

For additional information regarding our plans to increase our production, storage capacity and advertising expenses, see “Our Business - Our Manufacturing Facilities-Future Storage Capacity” and “—Chestnut Harvesting Operations” on page 50 and “-Sales and Marketing Efforts” on pages 52-54 below.

As of December 31, 2007, we had cash and cash equivalents (including restricted cash) of $6.77 million.

Cash Flows Data:
(in thousands of U.S. dollars)	For year ended December 31,

	2007	2006	2005

Net cash flows provided by
(used in) operating activities	(3,585)	7,970	(441)
Net cash flows provided by
(used in) investing activities	(12,440)	(12,326)	(3,015)
Net cash flows provided by
(used in) financing activities	19,664	(922)	5,933

Operating Activities

Net cash used in operating activities was $(3.6) million for 2007, which is a decrease of $11.6 million from net cash provided by operating activities of $8.0 million for 2006. Due to increased marketing efforts and our ability to fund increased purchases of raw materials and inventory as a result of our private financing in May 2007, we generated a substantial increase in sales 2007, compared to 2006. As our sales increased, our accounts receivable balance increased significantly. The increase was attributed to our shortened credit terms for many of our international and domestic distributors from between 30 to 180 days to between 30 to 55 days. Although we have informed the distributors of the shortened credit terms, many of them delayed their payments 30 days or longer. Another reason for the increase of account receivable balance was procrastinated payments by some of our large customers. Some of our main supermarket customers did not make their payments for 2 to 3 months after the delivery of our products. As a result, our cash flow suffered while waiting for such payments because we must pay for raw materials and labor related to such sales before receiving payment for goods sold.

Accordingly, our cash provided by operating activities decreased because accounts receivable increased significantly. Consequently, at times we have had to delay payments to our suppliers and postpone business expansion as a result of these delayed payments. We began to address this issue in the second quarter of 2008 by transferring domestic sales to agents rather than selling through wholesalers or directly to retailers, as discussed under the headings “—Results of Operations—Comparison of Three Months Ended June 30, 2008 and 2007” and “—Comparison of Six Months Ended June 30, 2008 and 2007” on pages 27 and 30, respectively, above.

Net cash provided by operating activities was approximately $8 million in 2006, which was an increase of $8.4 million from the $(0.4) million net cash used in operating activities for the same period in 2005. The increase of net cash provided by operating activities was mainly attributable to the decrease of payable and less inventory at year end resulting in greater operating cash flows as compared to 2005. The decrease of the payable in 2006 was mainly due to the substantial increase of sales revenues which enabled us to have more cash to pay off the payable in a quicker manner. In addition, our business partners have granted us longer payment terms, which reduced our payables to some extent.

Investing Activities

Our main uses of cash for investment activities are payments for the acquisition of property, plants and equipment.

Net cash used by investing activities for 2007 was $12.4 million, which is an increase of $0.1 million from net cash used in investing activities of $12.3 million for 2006. The increase was primarily due to the increase of acquisition of plants and equipments and facility constructions undertaken, and purchases of biological assets, in 2007 compared to 2006. Net cash used to acquire plants and equipments was $7.65 million in 2007, an increase of $3.43 million from $4.22 million in 2006.

Net cash used in investing activities in fiscal year 2006 was $12.33 million, which is an increase of $9.33 million from net cash provided by investing activities of $3 million in fiscal year 2005, due to the acquisition of more equipment to expand our production and investments in short-term mutual funds.

Financing Activities

Net cash provided by financing activities for 2007 was $19.7 million, which is an increase of $20.6 million from $(0.9) million net cash used in financing activities during 2006. The increase of the cash provided by financing activities was primarily a result of the increase of additional paid-in capital, resulting from the private placement transaction that closed in May 2007.

Net cash provided by financing activities in fiscal year 2006 was $(0.9) million, which is a decrease of $6.9 million from $5.9 million net cash used in financing activities in fiscal year 2005. The decrease of the cash provided by financing activities was mainly attributable to the issuance of equity in 2005, offset by a dividend paid in 2005.

Loan Facilities

As of December 31, 2007, the amounts and maturity dates for our bank loans were as follows:

All amounts, other than percentages, in thousands of U.S. dollars.

Banks	Amounts	Beginning	Ending	Duration
Junan County Construction Bank	410.17	08/31/2006	08/31/2007[1]	12 months
Junan County Construction Bank	343.17	09/08/2006	09/07/2007[1]	12 months
Junan County Construction Bank	261.14	09/27/2007	12/18/2007[2]	3 months
Junan County Construction Bank	355.48	09/27/2007	12/18/2007[2]	3 months
Junan County Industrial and Commercial Bank	136.72	01/11/2007	01/10/2008[3]	12 months
Junan County Industrial and Commercial Bank	546.89	01/12/2007	01/11/2008[3]	12 months
Junan County Agriculture Bank	231.06	08/14/2007	01/11/2008[3]	5 months
Junan County Agriculture Bank	345.91	09/12/2007	01/11/2008[3]	4 months
Junan County Industrial and Commercial Bank	478.53	01/31/2007	01/18/2008[3]	12 months
Junan County Industrial and Commercial Bank	546.89	01/31/2007	01/18/2008[3]	12 months

Linyi Commercial Bank	615.25	02/07/2007	02/06/2008[3]	12 months
Junan County Industrial and Commercial Bank	546.89	06/08/2007	02/08/2008[3]	8 months
Linyi Commercial Bank	497.22	02/10/2007	02/09/2008[3]	12 months
Junan County Agriculture Bank	191.41	12/07/2007	02/21/2008[3]	2 months
Junan County Industrial and Commercial Bank	1367.22	03/06/2007	03/05/2008[3]	12 months
Junan County Construction Bank	355.48	06/06/2007	03/05/2008[3]	9 months
Junan County Industrial and Commercial Bank	1278.35	12/07/2007	03/07/2008[3]	3 months
Junan County Industrial and Commercial Bank	806.66	11/13/2007	03/07/2008[3]	4 months
Junan County Industrial and Commercial Bank	410.17	08/16/2007	03/07/2008[3]	7 months
Jinan, China Merchants Bank	1367.22	09/13/2007	03/13/2008[3]	6 months
Rural Credit Cooperatives	25.98	11/20/2007	05/20/2008	6 months
Junan County Industrial and Commercial Bank	604.3	12/13/2007	05/31/2008	5 months
Junan County Agriculture Bank	123.05	06/14/2007	06/07/2008	12 months
Junan County Agriculture Bank	41.02	06/14/2007	06/07/2008	12 months
International Trust & Investment Co., Ltd.	1367.22	06/13/2005	06/13/2008	36 months
Rural Credit Cooperatives	68.36	12/20/2007	06/20/2008	6 months
Junan County Agriculture Bank	347.27	06/30/2007	06/29/2008	12 months
Junan County Agriculture Bank	109.38	06/30/2007	06/29/2008	12 months
Junan County Industrial and Commercial Bank	706.77	12/06/2007	06/30/2008	6 months
Junan County Industrial and Commercial Bank	232.43	12/12/2007	06/30/2008	6 months
Junan County Agriculture Bank	505.87	07/04/2007	07/03/2008	12 months
China Agricultural Bank, Miyun Branch	273.44	07/18/2007	07/18/2008	12 months
Junan County Construction Bank	328.13	07/24/2007	07/23/2008	12 months
Junan County Agriculture Bank	191.41	08/02/2007	07/25/2008	11 months
Junan County Agriculture Bank	82.03	08/02/2007	08/01/2008	12 months
China Agricultural Bank, Luotian Square Branch	1039.09	08/30/2007	08/30/2008	12 months
Junan County Construction Bank	256.70	09/18/2007	09/17/2008	12 months
Junan Agricultural Development Bank	1367.22	09/28/2007	09/26/2008	12 months
Bank of China, Junan Branch	9.81	09/19/2006	09/30/2008	8 months
Beijing rural credit cooperatives	2597.72	10/01/2007	10/01/2008	12 months
Junan County Agriculture Bank	410.17	10/31/2007	10/30/2008	12 months
Junan County Agriculture Bank	239.26	11/12/2007	11/11/2008	12 months
Junan County Agriculture Bank	205.08	11/15/2007	11/14/2008	12 months
Junan County Agriculture Bank	199.61	11/15/2007	11/14/2008	12 months
Junan County Agriculture Bank	410.17	11/23/2007	11/22/2008	12 months
Junan County Agriculture Bank	287.12	11/30/2007	11/29/2008	12 months
Junan County Agriculture Bank	410.17	12/05/2007	12/04/2008	12 months
Linyi Commercial Bank	136.72	12/25/2007	12/25/2008	12 months
Junan County Agriculture Bank	410.17	12/14/2007	12/13/2008	12 months
Total	24077.5

[1]

These loans were disbursed under a special aid development program and were not required to be repaid by their stated expiration date. We are not in default on these loans. We intend to repay the loans in accordance with the special aid development program's terms and conditions.

[2]	These loans were repaid in January of 2008.

[3]	These loans have been repaid as of June 30, 2008.

Other loans listed in the table above whose maturity dates are prior to August 20, 2008 have either been repaid or have been extended by the lending banks for either 6 months or 1 year.

As shown in the table above, as of December 31, 2007 we had $24.08 million in loans set to mature on or before December 31, 2008.

In past years we financed our operations through net income and bank loans. We have maintained a good relationship with four major national banks in China (International Trust & Investment Co., Ltd., Junan County Construction Bank, Junan County Industrial and Commercial Bank and Junan Agricultural Development Bank) that have provided us with sufficient funding, both for short-term and long-term loans.

We expect to finance our operations and working capital needs over the remaining months of 2008 from net income and additional financing. We anticipate that sales will continue to increase and that net income will provide a greater contribution to operating cash needs than in past years. We currently plan to finance or refinance approximately US$20 million in order to support the projected expansion of our production in 2008. Currently, we have negotiated loan agreements with Linyi Commercial Bank and certain banks in Junan County for a total of US$2.2 million. We have had negotiations with certain other financial institutions in China (local and national), which have agreed in principle to provide us short-term working capital loans throughout 2008; however, no such loan arrangements have been finalized or funded. We can provide no assurance that we will be able to enter into these or any other financing or refinancing on terms favorable to the Company, if at all. We also have no current credit facilities or other lines of credit. If we are unable to complete any such financing or refinancing efforts, our net income may not be sufficient to satisfy our working capital and operating expansion needs in 2008. As a result, our operations and financial condition may be negatively impacted. Consequently, the timing for the completion of such activities depends on whether we obtain adequate financing, and in the event that we do obtain adequate financing, on the timing of such financing.

Obligations under Material Contracts

We do not have any material contractual obligations as of December 31, 2007.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

  Method of Accounting -- We maintain our general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by us conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.
  Use of estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.
  Principles of consolidation -- The consolidated financial statements are presented in US Dollars and include the accounts of the Company and its commonly controlled entity. All significant inter-company balances and transactions are eliminated in combination.

As of June 30, 2008, the particulars of the commonly controlled entities are as follows:

		Attributable
		equity	Registered
Name of Company	Jurisdiction	interest %	capital
				RMB
Shandong Green Foodstuff Co., Ltd.	PRC	80.2%	$12,901,823	1008,860,000
				RMB
Luotian Green Foodstuff Co., Ltd.	PRC	100%	1,279,181	10,000,000
Junan Hongrun Foodstuff Co., Ltd.	PRC	100%	2,430,445	RMB

19,000,000
RMB
Beijing Green Foodstuff Co., Ltd.	PRC	1005	1,279,181	10,000,000
  Accounting for the Impairment of Long-Lived Assets -- The long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the reporting years, there was no impairment loss.

  Revenue recognition -- Our revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, we have no other significant obligations and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Our revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). Statement 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis.

The Company is currently evaluating the potential impact, if any, of the adoption of the above recent accounting pronouncements on its consolidated results of operations and financial condition.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. Our raw materials are mostly fresh agricultural products. Therefore, we are subject to production seasonality by product, though we are able to maintain overall year-round production. Specifically, the main processing season for chestnut products begins in the latter half of August and continues until January of the following year. During the busy season, our chestnut production lines run at full capacity. Other than this period, we still maintain a small amount of chestnut production by using frozen chestnuts. However, this pattern may change, as a result of new market opportunities or new product introductions.

Off-Balance Sheet Arrangements

We do not have any off-balance arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically 12 months and interest rates are subject to change upon renewal. Since December 2007, China People's Bank has increased the interest rate of RMB bank loans with a term of 1 year by 0.18% . The new interest rates are 7.47% for RMB bank loans with a term of 1 year. The change in interest rates impacts our bank loans. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities at December 31, 2007 would decrease net income before provision for income taxes by approximately $125,000 for the six months ended June 30, 2008. Management monitors the banks' interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues, if the selling prices of our products do not increase with these increased costs.

CORPORATE STRUCTURE AND HISTORY

Our Corporate Structure

We are a Delaware corporation that was incorporated on February 4, 1986 as Millennium Quest, Inc. and we are headquartered in Shandong Province, China. From our inception through May 3, 2007, when we completed a recapitalization transaction with ILH, we did not engage in any active business operations other than search for, and evaluate a potential business opportunity to become an acquiree of ours through a reverse-merger transaction.

IHL was incorporated in the Cayman Islands on August 4, 2006 and until May 3, 2007, was wholly-owned by Mr. Hisashi Akazawa. ALC now owns 100% of ILH. ILH presently has two direct, wholly-owned Chinese operating subsidiaries: Luotian Lorain and Junan Hongrun; one indirect wholly owned operating subsidiary: Beijing Lorain; and one majority-owned subsidiary, Shandong Lorain, which is 80.2% owned by us (with the State owned Shandong Economic Development Investment Co. Ltd. owning the remaining 19.8% interest). We sometimes refer to these four Chinese operating subsidiaries as the Lorain Group Companies.

Shandong Lorain was formed in 1995; Junan Hongrun was formed in 2002, and Luotian Lorain and Beijing Lorain were both formed in 2003.

Acquisition of ILH and Our Related Equity Financing Transaction.

On April 10, 2007, Millennium Quest, Inc. (who would later become our corporate parent and change its name to American Lorain Corporation) completed the sale of an aggregate of 100,000 restricted shares of its Series A Preferred Stock to HFI for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between Millennium Quest, Inc. and HFI dated as of April 5, 2007. The Series A Preferred Stock issued was entitled to 428.56 votes per share and represented approximately 90% of the capital stock and voting control of the Company as of the date of such acquisition. The transaction resulted in a change in control of the Company. HFI used its own funds to acquire 100,000 shares of Series A Preferred Stock of ALC's predecessor, which were subsequently converted into 1,304,992 shares of common stock (after a reverse-split at 32.84) .

HFI is a U.S. based consulting firm specializing in taking companies public through the reverse-merger and alternative public offering process. Acquiring shell companies and pairing them up with operating companies is one of the business operations of HFI. In April 2007, HFI acquired the shares of Millennium Quest, Inc. (then a shell company) in anticipation of a reverse-merger transaction with a third party, not necessarily ILH. Millennium Quest, Inc. was introduced to ILH as a potential target for reverse-merger after Millennium Quest, Inc. was acquired by HFI. The reverse-merger transaction with ILH was not contingent on, and was not contemplated at the time of, the HFI transaction. There was no preexisting relationship among Millennium Quest, Inc., HFI and ILH prior to the recapitalization, except that HFI acquired the shares of Millennium Quest, Inc. in anticipation of a reverse-merger transaction with a third party.

On May 3, 2007, we completed a recapitalization of ILH through a share exchange with ILH's former stockholders. Upon completion of the recapitalization, ILH became our wholly-owned direct subsidiary and we have assumed the business operations and strategy of ILH and its Chinese subsidiaries. The share exchange transaction has been accounted for as a recapitalization of ALC in which ALC (the legal acquirer) is considered the accounting acquiree and ILH is considered the accounting acquirer. As a result of this transaction, we are deemed to be a continuation of the business of ILH. Under this transaction, we consummated our acquisition of ILH by issuing 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange for 5,099,503 ILH shares. Concurrently, on May 3, 2007, we also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a “beneficial owner”), whereby we issued 319,913 (after a reverse-split at 32.84 from 10,508,643) shares of our common stock and warrants to purchase shares of our common stock. The share exchange transaction is referred to hereafter as the “reverse-merger transaction”. On July 17, 2007, we changed our name from “Millennium Quest, Inc.” to “American Lorain Corporation” to better reflect our new business plan and strategy. Although we currently have limited operations in the United States, our long-term plan is to significantly expand our operations in the United States.

Through the recapitalization of ILH, ALC acquired all of the issued and outstanding capital stock of ILH, which became our wholly-owned subsidiary, and in exchange for that capital stock we issued to the former stockholders of ILH 697,663 shares of our Series B Voting Convertible Preferred Stock, which were subsequently converted into 16,307,872 shares of our common stock on July 17, 2007, immediately following the effectiveness of an amendment to our charter that, among other things, increased the number of our authorized shares of common stock from 20,000,000 to 200,000,000. Upon the consummation of the recapitalization, the former stockholders of ILH became our controlling stockholders. Our current organizational structure, resulting from this recapitalization, is outlined in the organizational chart on page 2 of this Prospectus.

Upon the closing of the recapitalization, Timothy P. Halter, our former sole director and officer, submitted his resignation letter pursuant to which he resigned from all offices of ALC that he held effective immediately and from his position as our director, effective May 13, 2007, the tenth day following the mailing by us of an information statement to our stockholders that complied with the requirements of Section 14f-1 of the Securities Exchange Act of 1934. Si Chen was appointed as our director and Chairman at the closing of the recapitalization of ILH and Mr. Chen became the sole director on the board of the directors on May 13, 2007, when Mr. Halter's resignation from the board became effective.

Contemporaneous with the recapitalization in May 2007, we also completed a private placement transaction in which we issued and sold to accredited investors 604,674 shares of our Series B Voting Convertible Preferred Stock and warrants to purchase shares of our common stock for gross proceeds of approximately $19.8 million. These shares of Series B Voting Convertible Preferred Stock were subsequently converted on July 17, 2007 into 6,990,401 shares of our common stock. The conversion took place at the effective time of an amendment to our certificate of incorporation that, among other things, increased the number of shares of our authorized common stock from 20,000,000 to 200,000,000. We had to increase our authorized common stock so that there would be enough shares of authorized common stock available for issuance upon conversion of our Series B Voting Convertible Preferred Stock.

In connection with the May 2007 private placement, our majority stockholder, Mr. Akazawa, entered into an escrow agreement with the private placement investors. Pursuant to the escrow agreement, Mr. Akazawa agreed to certain “make good” provisions. In the make good escrow agreement, we established minimum after tax net income thresholds of $9.266 million for the fiscal year ending December 31, 2007 and $12.956 million for the fiscal year ending December 31, 2008. If the minimum after tax net income thresholds for the fiscal year 2007 or for the fiscal year 2008 are not achieved, then the investors will be entitled to receive additional shares of our common stock based upon a pre-defined formula agreed to between the investors and Mr. Akazawa. Mr. Akazawa deposited a total of 302,365 shares of our Series B Voting Convertible Preferred Stock, which have subsequently been converted into 14,134,254 shares of our common stock, into escrow with Securities Transfer Corporation under the escrow agreement. We have met the thresholds for the fiscal year 2007 and we believe we will meet the thresholds for the fiscal year 2008. Thus, the shares will remain in escrow.

OUR BUSINESS

Overview of Our Business

As an integrated food manufacturing company, our product mix varies by season. We develop, manufacture and sell convenience foods (including lightly processed foods such as cut fruit and premixed salads, ready-to-cook (or RTC) meals, ready-to-eat (or RTE) meals and meals ready-to-eat (or MREs)); chestnut products; and frozen foods, canned foods and bulk foods, in hundreds of varieties. Food products are categorized into three types:

  chestnut products,

  convenience foods, and

  frozen, canned, and bulk food.

Our production activities are in China and we derive most of our revenue from sales in China, Japan and South Korea. In 2007, we expanded our market to Europe and certain countries in the Middle East (including Kuwait, the United Arab Emirates, Saudi Arabia, Israel, and Qatar). Our products are sold in 19 provinces and administrative regions in China and 42 foreign countries. We currently have limited operations in the United States, although our long-term plan is to significantly expand our operations in the United States.

Our Industry

General

According to the USDA Economic Research Service, global food retail sales exceed $2 trillion annually, with supermarkets and hypermarkets (combination supermarket and department store) accounting for 53% of sales in 2003. The global food industry is fragmented with the world's top 50 food manufacturers' share of packaged food retail sales at less than 30% of the total market as of 2003 according to the Euromonitor (2004).

Global Food Market Trend

As disposable income of consumers has increased in many countries during the past few decades, consumers have begun to purchase fewer staples and more high-value food items, which are products such as meat, dairy, pasta, and frozen vegetables (as opposed to lower value items like rice or wheat). According to the USDA, global sales of high-value products have been growing, with sales increasing by 25% since 1998. Food manufactures and suppliers responding to the trend have increased their investment in processing facilities or purchase of high-value foods. The decision of whether locally producing or purchasing often depends on the nature of products, regulation, environment and transaction cost comparison. Our products have been developed and are being developed to cater to the growing high-value food market.

Global Consumption Trend

According to the USDA, packaged foods account for a large share of total food expenditures among customers in high-income countries and the demand for convenience is growing. The United States, European Union and Japan account for over 50% of global sales of packaged foods. In developing countries, market retail trends also indicate strong growth in sales of packaged foods and demand for convenience. We hope to capitalize on the increasing sales of convenience foods and other high-value foods by increasing our production as the demand grows.

China's Food Market

As incomes rise and urbanization increases within China, Chinese consumers are changing their diets and increasing demand for greater quality, convenience and safety in food. China's food market is becoming segmented and demand for quality food by high-income households has fueled recent growth in the availability of such foods within the Chinese retail market. China's urban per capita food expenditure in 2004 was RMB 2,710 (approximately $327), up 12% from that of 2003 (USDA, Economic Research Report No. ERR-32).

Convenience Food Industry

There is an increasing demand for convenience foods in developed countries, as well as among wealthy segments in developing countries. According to the USDA, the changes in food consumption patterns are largely driven by income growth and demographic factors, particularly lifestyle changes brought about by urbanization and similar forces.

According to a global online AC Nielsen Consumer Survey of 22,000 internet users around the world conducted in June 2006:

20% of all respondents frequently buy convenience food while 45% of all respondents buy convenience food occasionally;

56% of all respondents do not have enough time to cook (55% of respondents in the Asia Pacific region did not have enough time to cook);

25% of consumers who eat convenience food prefer all-in-one meals; and

44% of consumers make their purchases at a supermarket.

Chestnut Industry

The chestnut, in contrast to many other tree nuts, contains small quantities of oil and is very high in complex carbohydrates. This makes them useful for a wider food range than other common nuts.

According to the United Nations FAO Statistics Division (2006), China is the largest grower of chestnuts, followed by South Korea and Japan. In 2004, China's production accounted for approximately 72% of the world's total chestnut production. Japan,  South Korea, China and the European Union are also large consumers of chestnuts. The total consumption in these areas accounted for 89.8% of the world's total consumption in 2004. The compound annual growth rate of world consumption of chestnuts from 2000 to 2004 was 3.6% .

In recent years, the chestnut production in South Korea and Japan has declined. This has been attributed to the increasing labor costs and operational costs incurred in growing chestnuts. Because of the declining domestic production, South Korean and Japanese customers have grown to rely more on imported chestnut products.

Chestnuts are harvested in the fall. Traditionally, people eat chestnuts in the fall and winter. Chestnuts are commonly steamed, boiled, sugar stir-fried, roasted or added into dishes or desserts as an ingredient. Chestnut fruit is covered in a red inner skin and an outer hard shell. Chestnuts are typically peeled after being processed by traditional approaches.

Frozen, Canned and Bulk Food Industry

Frozen, canned and bulk foods are a large portion of the food industry. In 2006, China exported 4.42 million metric tons of frozen vegetables, an increase of 8.55% over 2005 levels. From 1997 to 2003 the value of canned good sales in the China rose by 59.27 per cent. In volume terms, the market grew to 2.2 million tons by the year 2003, an increase of 45.39 per cent over 1997. Generally, China's agricultural exports rose from $15.4 billion to $19 billion from 2003 to 2005.

Our Products, Production Processes and Services

Our products are mainly categorized into the following three types:

  chestnut products,

  convenience foods, and

  frozen, canned and bulk food.

Convenience Foods

Our convenience food products are: ready-to-cook (“RTC”) food products, ready-to-eat (“RTE”) food products and meals ready-to-eat (“MRE”) food products which are seasoned foods. RTCs can be served after a couple of easy cooking procedures. RTEs can be served immediately and MREs are meal kits with self heating devices. These products fit the modern food demand trend of safe, wholesome, and tasty food as well as “culinary short-cut” needs.

Our best selling RTCs are Oden eggs, cattle bone coup, beef, and lamb. Typically, when preparing an RTC, customers only need to heat the food in microwaves, or boil it for several minutes before enjoying the meal.

We also produce RTEs, the best selling of which is smoked fish and stewed beef with sauce. Other RTEs include spiced belt fish, cherry tomato, spicy pork fillet, pork and egg roll, pears and pineapples.

Our MREs are meal kits with self-heating devices (thus differing from the MRE food products which US customers associate with the phrase MRE). We produce various MREs focused on Chinese cuisine, the best sellers of which are our stir fried rice and stir fried noodles. Other MREs are based on other styles of food, such as Italian cuisine.

Our MREs are used in both military and civilian uses, such as camping, traveling, meals on trains, and other situations where a person does not have access to traditional cooking supplies and equipment, such as a stove or microwave.

Chestnut Products

We produce approximately 50 high value-added processed chestnut products, the best selling of which are our aerated open-bottom chestnuts (chestnuts packaged with nitrogen), sweetheart chestnuts (which are sweet preserved chestnuts), chestnuts in syrup (which is very popular in Japan and South Korea), and chopped chestnut kernels. In addition, we have begun preliminary production of a chestnut extract that is produced from the chestnut's inner skin (the extract had previously been discarded in the production process). We plan to sell this extract to Japanese food processors who sell the extract for use as an additive to foods and beverages.

Frozen, Canned and Bulk Food

We produce various frozen, canned and bulk foods, including frozen vegetables, frozen fruits, frozen fish, and frozen meats. The best selling frozen, canned and bulk foods are our chestnuts in syrup, frozen peas, and frozen chestnuts. Although they contributed 40% of the total revenue in 2007, the frozen, canned and bulk products' gross margins are lower than the margins for chestnut products and convenience foods. However, the frozen, canned and bulk food portion of our business is able to mitigate the significant production seasonality of chestnut products and increase the utilization rate of our production capacity.

Our Manufacturing Facilities

General

We are presently operating four facilities in China, two of which are located in Junan County, Shandong Province, one in Luotian county, Hubei Province, and one in Miyun county, Beijing. The following table provides the name of our facilities, the year that operations commenced at the facilities and the size of the facilities.

	Year Operations	Construction Size
Facility	Commenced	(square meter)
Junan Hongrun	2002	25,665
Shandong Lorain	1995	15,392
Luotian Lorain	2003	9,558
Beijing Lorain	2003	21,000

Current Production Lines

We currently manufacture our products using 19 production lines, including deep-freezing lines (which are used to freeze raw materials for year-round production and to produce frozen food), canning lines (which are used to produce canned food and canned chestnut products) and convenience food lines (which are used for producing RTCs, RTEs and MREs, all of which have nitrogen preservation capacity).

The following table shows the types of production lines, the types of products produced and the production capacity at each facility:

Capacity
(metric tons
per line per
Facility	Production Lines	Amount	year)	Product

Shandong Lorain	Deep-freezing line Convenience food line	1 1	9,912 1,425	Chestnut products Canned and frozen food Convenience food
Junan Hongrun	Deep-freezing line Canning line Convenience food line	1 4 6	9,912 5,767 1,500	Chestnut products Canned and frozen food Chestnut products
Beijing Lorain	Deep-freezing line	1	9,912	Frozen and canned food Convenience food
Luotian Lorain	Convenience food line Deep-freezing line	4 1	1,425 9,912	Chestnut products Frozen and canned food RTC & RTE (mainly fish)

We allocate the production lines for our various products among our facilities based upon the location of the facilities to take advantage of efficiencies in transportation of required raw materials. For example, all of our fish products are manufactured by Luotian Lorain, because the Luotian region is an area that has an abundance of the fish that we use as raw material.

Although our production lines are multi-functional, we only have regulatory approvals for products that are currently in production at our facilities. We produced 192 products in 2007. If we wish to produce other products at these facilities in the future, we would have to obtain additional regulatory approvals. If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to research and development to produce such product and any acquisitions of equipment to produce such product. We do not believe that any such expenses related to any particular product is material to the Company as a whole. In addition, we do not believe that our inability to produce any particular product is material to the business as a whole because we can replace such product with other products. However, if we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues may be harmed, which could materially and adversely effect our operations and financial condition.

We have consistently successfully obtained required approvals in the past – we produced 192 products in 2007 – and we believe that we will not face material problems obtaining required approvals for new product offerings during 2008.

Our production lines and facilities have all been designed to meet the standards and requirements of Japan, South Korea, the United States, and the European Union, which are our main export markets. We employ advanced methods of quality control, including obtaining ISO 9001 and BRC certifications that distinguish our products both in domestic and international markets. In particular, the approvals from Japanese government of our chestnuts and other convenience foods to be imported to Japan have been helpful in allowing us to advocate our government to grant approvals for our new products.

Due to our long-term involvement in our local economy, the local government has shown support of our business development objects. For instance, the government has provided several aid programs to assist us to expand our manufacturing facilities, to secure the planting of raw materials, or to provide resources that support us financially and/or operationally. Our Company has followed the governmental regulations and has met their requirements to obtain continuing aid. Because of this relationship, we have successfully obtained approval for our new products as we have requested that and accordingly we have not had any impact on our financial condition due to the lack of regulatory approval.

With limited exception, we produce our products all year round. Earlier in our Company's history some of our production lines experienced times when they ran at less than full capacity due to the fact that our production focused almost solely on chestnut products. More recently, we have produced various different types of food products, mainly in three categories: chestnut products, processed food and convenience food. Increasing market demand has caused us to expect all our production lines to be running at their full capacity throughout the year. Our newer facilities have a multiple-function design to adjust production seasonally to avoid periods of less than full capacity production.

Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant. We have expanded those facilities when we reconstructed that factory after a fire in May of 2007. The new facilities are projected to satisfy existing and increasing market demand for convenience food. In addition, our new production line for processed food is expected to launch production by May, 2008 and hopefully will significantly enhance our capacity to sufficiently support the existing and projected demand for convenience food.

Overall, we expect to be able meet our demand for our products; however, we have had adopted alternate plans for the short-term periods that we project that our capacity will not be enough to satisfy existing or future demand for our convenience food products. In the future, we plan to look into seeking a possible OEM partner to assist in producing some of our convenience food products while our new facilities are still under construction. We do not see any material impact on our financial results when wed do not have full capacity to satisfy existing or increasing demand for our convenience food products.

Proposed Production Lines

Our convenience food and chestnut products were our main profit centers in 2007. Convenience food is the fastest growing portion of our business and one of the main catalysts of our growth. Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant. We expanded those facilities when we reconstructed that factory after a fire in May of 2007. The new facilities are projected to satisfy existing and increasing market demand for convenience food. In addition, our new production line for processed food is expected to launch production by May, 2008 and hopefully will significantly enhance our capacity to sufficiently support the existing and projected demand for convenience food.

Therefore, in 2007, we have constructed three new production facility additions to existing plants, some with multiple production lines (for a total of six new lines) for the production of our convenience food products. Each new facility addition in 2007 will contain a convenience food line that that also allows for nitrogen preservation of products. Finally, we plan to add additional frozen storage to complement the additional production lines. We estimate that the cost of constructing these new facility additions will be approximately $17,525,000.

In 2008, we plan to build two new facilities, including 1 deep freezing line with capacity of 9912.5 metric ton per line and 2 convenience food lines with capacity of 1500 metric ton per line. Because we used the funds received from the May 3, 2007 private placement to fund infrastructure improvements and the purchase of raw materials, we must obtain loans from commercial banks to finance the construction of new production facility additions. Currently, we have negotiated loan agreements with Linyi Commercial Bank as well as banks in Junan County for a total of US$3.5 million. If we require additional funds for this production, we will have to seek additional loans or other financing. We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources.

Current Storage Capacity

Storage of our raw materials and inventory is a critical element of our business. Our raw materials, half-done and partially finished products need to be preserved in frozen storages (-18ºC to -20ºC) or constant temperature storages (-5ºC to 5ºC).

The following table illustrates on a facility by facility basis the type and capacity of our storage resources.

Facility	Storage	Number of	Capacity
		Storage Units	(metric tons)
Junan Hongrun	Frozen Storage Constant Temperature	7 8	3000 4800
Shandong Lorain	Frozen Storage Constant Temperature	5 3	2000 1500
Luotian Lorain	Frozen Storage	12	6500
Beijing Lorain	Frozen Storage Constant Temperature	6 3	2850 1800
TOTAL		44	22,450

Future Storage Capacity

We plan to enlarge our storage capacity along with the planned expansion of our production capacity. By the end of 2007, our total storage capacity reached 22,450 metric tons, and by the end of 2008, we expect that our total storage capacity will reach 25,450 metric tons. This expansion will cost about US $2.5 million and will be funded by loans from commercial banks.

Chestnut Harvesting Operations

Since 2003 we have grown our own chestnut trees in an attempt to reduce operating costs and ensure the availability of raw material supplies and quality of our products. Although we have self-supplied a large portion of our fresh vegetable needs, our agricultural operations to date have not been a significant source of raw materials.

We believe the development of agricultural facilities is a good strategy for long-term cost-savings. For instance, by growing Korean superior cultivar chestnuts domestically, we will be able to use our Korean-style chestnuts grown in China as a substitute for those imported from South Korea. Unlike most vegetables and fruits, chestnut trees have a 3-5 year growing phase before they can be harvested. Our current chestnut planting base has been self-supplying some chestnuts to our production since 2007. By 2010, our current chestnut agricultural operations are projected to harvest around 700 metric tons of high-end chestnuts based on the number of tress currently planted and planned expansion of our chestnut agricultural operations.

Our current agricultural operations are illustrated by the following table.

	Area
Harvest	(Acre)	Location
Chestnut (South Korean, Japanese, Australian cultivar)	329	Shandong, China
Chestnut (Japanese cultivar)	165	Beijing, China
Sticky Corn	329	Beijing, China
Green Pea & Sweet Corn	297	Beijing, China
Pumpkin	82	Heilongjiang, China
Organic Chestnut	165	Beijing, China
Mixed Vegetables	494	Hebei, China
Japanese Pumpkin	329	Inner Mongolia, China

We plan to expand our agricultural operations in the next few years. Among other things, we plan to develop an 824 acre Korean-type chestnut farm, located in China. We plan to finance the expansion of our agricultural operations by applying for a subsidized loan with an amount of US$1 million from the local government. We also plan to use working capital loans and other regular loans to be provided by commercial banks for an aggregate of US$1 million. If we need more than US$2 million, we will have to seek additional loans or other financing. We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Raw Materials

In 2007, about 91.16% of our raw materials consisted of agricultural products; 6.32% consisted of packaging materials and 1.41% consisted of condiments.

Our Supply Sources

Our business depends on obtaining a reliable supply of various agricultural products, including fresh products, red meat, fish, eggs, rice, flour and chestnuts. We self-supplied approximately 4% of our raw materials needed in 2007. In 2007, we procured approximately 39,630 metric tons of chestnuts and approximately 28,034 metric tons of vegetables and other raw materials from a number of third party suppliers and produced approximately 265metric tons of chestnuts and approximately 2752 metric tons of vegetables and other raw materials from our own agricultural operations. In addition, we also purchased packaging materials, sugar, condiments and other products we need for production.

We believe that our raw materials are currently in adequate supply and are currently generally available from our diverse and abundant sources. In order to manage our supplies of raw materials, we have implemented a multi-pronged procurement strategy:

  Each year we select suppliers that can offer us the best prices without compromising on quality. We typically rely on many suppliers each year. However, we have a long-term relationship with many international and domestic suppliers. We have been working with each of our largest suppliers for 4.5 years on average, which ensures our access to steady supply of raw materials. The top 10 suppliers accounted for 21.79% of the total procurement in 2007 in value terms.

  We have also developed our own planting areas to help ensure we are able to get raw materials of sufficient quality and in sufficient quantity to supply our operations. Although we currently only self-supply approximately 4% of our raw materials, we have successfully developed a 329-acre chestnut farm which is focused primarily on cultivating chestnuts that we would normally import from South Korea, Japan or Australia. A material harvest in the next chestnut season would lower our dependence on imports. Additionally, we have developed a 329-acre sticky corn farm, an 82-acre pumpkin farm, and a 297-acre green pea and sweet corn farm that will help supply the production of frozen and canned products next year. The farms we own will not only secure the supply of raw materials to meet increased demand from the market, but will also reduce the cost of materials purchased and reduce the impact of market price fluctuation of raw material prices on our operational costs.

  In 2007, the Chinese government implemented various programs to encourage businesses to advance agricultural industrialization. Under the recently implemented governmental policies for agricultural development, we are planning to expand the farm we own to 2,500 acres gradually over the next 2 years. Such expansion would allow us to meet a material portion of our raw material needs for future production.

  We have also established relationships with agricultural associations by signing supply agreements with those associations. We have also invested in several agricultural product companies to expand our supply networks to ensure we have appropriate access for purchasing sufficient supplies for our production requirements.

Procurement Cost Control

Our raw materials presently come from three sources: overseas markets, domestic procurement (excluding self-supply), and self-supply. Domestic procurement (including self-supply) is the biggest source of our raw materials in value terms and accounted for 80.52% of our total raw material costs in 2007. In 2007, overseas procurement accounted for 15.19% of our total raw material costs.

In order to control procurement costs, we located our facilities near our raw material suppliers. For example, Junan Hongrun and Shandong Lorain are located in Shandong Province, which the National Bureau of Statistics of China reports is China's largest supplier of fresh produce in terms of volume. Shandong Providence is also a major chestnut producing region.

By using local procurement, we reduce our costs, especially transportation costs, and are able to acquire first-hand harvest and market information. However, some raw materials must be imported. For example, we have to use South Korean chestnuts and sugar to manufacture some chestnut products at the required quality level. To reduce our dependence on imports, we have begun to grow Korean-style chestnuts in China several years ago, and it will provide us with a substitute for these expensive imported chestnuts in the future.

We generally purchase the raw materials that we use to produce our products from wholesalers, who collect agricultural products directly from farmers. However, we do occasionally work directly with farmers. For instance, we operate an initiative we refer to as “Green-moist base” which involves a series of cooperation and lease agreements between Shandong Lorain, Beijing Lorain and local farmers. The Green-moist base involves approximately 6,000 mus (approximately 1,000 acres) of land which is used primarily to produce Japanese and Korean style chestnuts, sticky corns, and pumpkins for our operations.

To ensure high quality, we have strict standards for our suppliers. We have an internal procurement employee who travels to the harvest location during harvest season to select high quality materials and supervise the harvest process. The prices of agricultural materials reflect external factors such as weather conditions, and commodity market fluctuations. We are unable to control these external factors; however we strive to get the best prices each year for each product. We have a procurement employee who stays at the harvest market during harvest season and sends back daily price information to us so that we can purchase raw materials at the best available prices. Internationally, we collect daily reported price information and utilize it in our decision making process. In addition, each year we predict the expected harvest yields. If the harvest is expected to be good, we anticipate that the raw material price will decrease and we will use that information to lock in the best price.

Price changes may result in unexpected increases in production costs, and we may be unable to increase the prices of our products to offset these increased costs and therefore may suffer a reduction to our profit margins. We do not currently hedge against changes in our raw material prices. If the costs of raw materials or other costs of production and distribution of our products increase further, and we are unable to entirely offset these increases by raising the prices of our products, our profit margins and financial condition could be adversely affected.

Our Customers

In China, we sell our products to supermarket chains, large wholesalers, and others. We plan to gradually increase the portion of direct sales to our supermarket and chain store clients directly to increase the profit margin and enhance our brand publicity. We also sell to small customers through our contract sales representatives in order to reduce sale effort. From the second quarter, we began to transfer domestic sales to agents rather than selling through wholesalers or directly to retailers as well. By selling an increasing amount of our products through agents we expect our accounts receivable to be reduced over time. We have been able to negotiate for payments from such agents without credit terms, in contrast to the 30 to 55-day credit terms that we were able to negotiate with wholesalers and other end customers directly.

Internationally, we sell directly to wholesalers, food processors and mass merchandisers. Being in the food business for more than a decade, we have established long-term relationships with many international customers, especially in Japan and South Korea. Many of our customers are well known in their national food market. Our top ten customers contributed 37.05% of the total revenues in 2007. Approximately 15.4% and 8.7% of total revenues in 2007 were attributable to revenues from our two largest customers, Shandong Lvan Import & Export Co., Ltd. and Shinsei Foods, respectively.

Our Sales and Marketing Efforts

We seek to expand our client base by:

  Direct sales communications with our larger customers;

  Referrals from existing customers; and

  Participating in domestic and international food exhibitions and trade conferences.

Domestically, in 2007, we sold approximately 76% of our products directly to our customers and approximately 24% was sold through Shandong Lvan, a food trading company with whom we have contracted. Our sales area covers 19 provinces and administrative regions in China and 42 foreign countries globally.

Our sales contracts with Shandong Lvan, a form of which is filed as Exhibit 10.22 hereto, provides that we are responsible for the delivery of goods to Shandong Lvan and Shandong Lvan bears the costs. Shandong Lvan must pay us by a certain date; otherwise, we have the right to charge a late fee. If, upon inspection, Shandong Lvan discovers a problem with the quality of the products, Shandong Lvan has the right to return the goods; we bear any losses that occur upon the return of any such products. These sales contracts may be terminated at any time by either party with no prior notice. The foregoing description is qualified in its entirety by reference to the form of agreement.

Approximately 66% of our total export sales are to Japan and South Korea; approximately 14% of our total export sales are to the European Union; approximately 16% of our total export sales are to Asia (outside of Japan and South Korea) and approximately 4% of our total export sales are to North America.

Our export sales destinations include:

  Asian and the Middle East, including Japan, South Korea, Singapore, the Philippines, Malaysia, Kuwait, the United Arab Emirates, Saudi Arabia, Israel, and Qatar;

  European countries, including Belgium, Germany, France, Netherlands, Spain, and Sweden; and

  North American countries, including the U.S. and Canada.

Prior to our reorganization into a U.S. entity, we had sales to a few countries which we may be prohibited from selling to by current US sanctions and/or terrorist states. We ceased selling to these countries subsequent to our reorganization. Management is active in reviewing the destination countries for our products, including reviewing whether our customers are reselling our products to countries prohibited by US sanctions and/or terrorist states. Should we determine that any of our customers are violating US sanctions or reselling our products to terrorist states management intends to take prompt and appropriate action to continue our commitment to comply with all laws applicable to us, including complying with US sanctions.

We sell our products under the “Lorain” and “Yimeng Lorain” brands and under private labels. We have not spent a significant amount of capital on advertising in the past. However, once we raise sufficient capital, we plan on adopting a branding and advertising strategy that will reinforce our domestic branding using customer promotions and media advertising, and establishing international branding by increasing our market presence, attending more international exhibitions and similar activities. Currently, our primary strategies are to seek the assistance of marketing and advertising professionals to showcase the competitive advantages of our products such as packing and brand recognition. We have also planned to produce commercial ads and marketing materials to refresh and advance the market acceptance and recognition of our products. We are planning to expend approximately US$1.5 million for marketing activities that focus mainly on China in 2008, of which US$800,000 will be allocated to the broadcast of TV commercials, US$500,000 will be for newspaper ads, US$100,000 will be used for internet advertising, and US$100,000 will be used for planning and production expenses related to the advertising campaign. We will also produce 1,000 sets of English-language marketing video packages to be delivered to potential clients outside of China who are interested in our products. The budget for these packages is about US$20,000. The budget and the media to be used are summarized below.

	China
	Local Media		National Media
	Amount	Percentage	Amount	Percentage
TV Commercials	0.3 million	33.3%	0.4 million	66.7%
Newspaper Ads	0.35 million	75%	0.05 million	25%
Internet Advertising		0.1 million
Advertising Campaign		0.1million

To finance the campaign, we plan to obtain a US$500,000 working capital loan from a commercial bank and to use approximately US$1,000,000 from our net income in 2008. We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all.

We are currently considering raising additional capital and we have engaged a placement agent in this regard. In the event that we raise capital in the near future, we intend to use such capital to commence a branding and marketing strategy, amongst other intended uses. However, we may be unable to obtain adequate levels of additional financing for these purposes. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Our Competition and Our Market Position

The overall food market is fragmented. According to the USDA, the world's top 50 food manufacturers' shares of packaged food retail sales was less than 30% of the total in 2003. We do not have a significantly large market share, and are subject to different competitive conditions in each business division.

Chestnut Products

The world market for chestnut products is highly fragmented. The total world-wide consumption of chestnuts was around 1 million metric tons in 2004, according to the UDSA.

We compete primarily on the basis of the uniqueness of our products, quality, price, and market recognition. We utilize proprietary and patent pending technology in the production of our chestnut products. We are in the process of applying for patent protection in the PRC for three of our technologies which support the production of our chestnut and convenience food products. We believe that the use of this technology gives us an advantage over our Chinese competitors by allowing us to produce chestnut products that are superior in quality and to offer more varieties of products than those of our Chinese competitors. In addition, we believe that we enjoy cost advantages over our foreign competitors due to the lower labor and procurement costs in China.

Our strongest competitors in the chestnut product market are currently Hebei Liyun (a Chinese company) and Foodwell (a South Korean company).

Convenience Food Products

The production and sale of convenience food products is currently only a small portion of our total production, but we expect convenience foods to be an important growth area for us in the future.

Convenience food products market competition is based mostly upon quality and product variety.

We use modern food processing technology, such as nitrogen preservation and self heating devices in the production of our convenience food products. Nitrogen preservation is an innovative technology which has not been widely applied in China. We intend to utilize our established relationships with numerous customers, especially large supermarket chains, to market our convenience foods. We have determined that in the near future our marketing efforts for convenience foods will mainly focus on the domestic Chinese market.

The convenience food market in China is highly fragmented and we do not face competitive pressure from any particular competitor or small group of competitors.

Frozen, Canned and Bulk Food Products

Our frozen, canned and bulk food division was previously a crucial portion of our business. Despite its historical importance, because of its relatively low gross margin, we expect that proportionately the contribution of this business sector to our total revenues will gradually decline. However, this business sector is able to partially mitigate the significant production seasonality of chestnut products and increase the utilization rate of our production capacity.

In the frozen, canned and bulk food product market, competition is based mostly upon quality, ability to provide a reliable product supply and customer relationships.

Our strongest competitors in the frozen, canned and bulk food products market are currently Weitang Langdong, Yuyao Hongji Food Co. Ltd. and Yantai Pengshun Food Co. Ltd.

Competitive Advantages

We believe that we have a lower cost and more abundant labor supply than many of our international competitors. Labor cost is a large portion of total operating costs for food companies, so keeping labor cost low provides us with a competitive advantage over our international peers.

We seek to manage our raw material costs by partially self-supplying various raw materials to our operations. We also locate our production facilities in locations that are close to our main sources of raw materials used in the production of our products at those facilities. This emphasis on location provides us with first-hand market awareness and lower transportation costs. We believe this location strategy provides us with an advantage over our competitors who do not similarly locate their production facilities in the vicinity of their raw material suppliers.

We seek to use modern food processing technology and innovation in our formulations and manufacturing processes to create high quality products. We regularly test our products with customers to ensure that we are providing high quality products. We maintain high food safety standards, which satisfy both domestic and international requirements.

We produced 192 products in 2007. We are the sole supplier of some products in China, such as bottom-up chestnuts, sweet core chestnuts and chestnut inner-skin extract. We believe that we are able to provide our customers with greater selection and a more reliable supply than many of our competitors, which is especially important for our supermarket chain and large wholesaler customers.

Our Intellectual Property

Trademarks

We use the trademarks and on all of our domestically sold products and international sales throughout Asia.

 Patents

We have developed three proprietary technologies that support our chestnut and convenience food production for which we have filed patent applications in the PRC.

The first proprietary technology that we are in the process of patenting relates to the production of oden egg packages. Oden is a Japanese style dish consisting of several ingredients such as boiled eggs, daikon radish, konnyaku, and processed fish cakes stewed in a light, soy-flavored dashi broth. Ingredients vary according to region and between each household. Our technology relates to the process we use to control the sterilization of the packages that contain the oden eggs and related food products. Oden is considered to be one of the most popular Japanese traditional dishes. The technology we have developed has significantly advanced our oden orders from Japan because we are able to deliver a unique product in terms of freshness and authentic taste that is also a convenience food. This unique proprietary technology has been an important factor in expanding our convenience products market.

The second technology that we have filed a patent application for relates to the production of our sweetheart chestnut products, which are preserved chestnut products. The proprietary technology relates to the process that we use to distribute the syrup used in the processing of these preserved chestnuts evenly throughout the chestnuts. The process also enhances the texture and preserves the natural form of the chestnut. The focus of this technology is the stability of sweetness controlling to chestnuts which will maintain the same quality and taste without concerning the quality disparity due to the certain differences of raw materials. Our sweetheart chestnut is a premium price product, and buyers will pay more for sweetheart chestnuts than other chestnut products, leading to higher sales and greater profit margins.

In the last 3 years, the sales income and profit of the sweetheart chestnuts have been as follows:

	2007	2006	2005
Sales income	RMB 6.84 million (approximately US $980,000)	RMB 3.20 million (approximately US $460,000)	RMB 1.97 million (approximately US $280,000)
Profit	RMB 1.87 million (approximately US $270,000)	RMB 860,000 (approximately US $130,000)	RMB 530,000 (approximately US $80,000)

Based on the above data, we have determined that the historical growth rate of the sales income and profit for sweetheart chestnuts is approximately 60% per year over the last several years. Based on this historical information and our predictions, we believe that by 2010 the annual profit of our sweetheart chestnuts will exceed US $1 million (based on the current exchange rate of approximately US $1=RMB 7).

The third technology that we have filed a patent application for relates to the method and process that we use to produce an extract from the chestnut's inner skin. In the past, the chestnut inner skin had been discarded as a waste product. This method allows us to produce an extract that can then be sold to other food processors (all of whom are currently based in Japan) who package and sell the extract for use in combination with other foods or drinks. In Japan, chestnuts are a popular food that can be used for different kinds of products such as food, nutrition supplement, beverage, and dessert.

The proprietary technology referenced above provides us with the competitive advantage of providing products not generally available from our primary competitors. We take reasonable steps to protect our proprietary information, such as limiting disclosure of proprietary plans, methods and the like, and we are seeking further patent protection. Our proprietary information will be more securely protected if we are able to obtain patents; however, we do not believe that our operations will be materially impacted by a failure to obtain such patents. We believe that our trade secrets are reasonably and adequately protected.

Our Employees

As of June 30, 2008, we had a total of 1,317 full-time employees and 247 part-time employees. Among the 1,317 full-time employees, 305 of them have signed employment contracts with Shandong Lorain and the remaining have signed their employment contracts with Linyi Zhifu Labor Service Company, an outside company that provides employees to meet our staffing needs. We compensate the employees of Linyi Zhifu Labor Service Company directly for the services of the employees rendered to us and pay Linyi Zhifu Labor Service Company a service fee. The following table illustrates the allocation of these personnel (both direct employees and leased employees) among the various job functions conducted at our company.

Department	Number of Employees

Production	1,141
Quality Control	24
Domestic Sales	19
Human Resources	5
Research and Development	26
International Sales	25
Finance	19
Sourcing	14
Admin	25
Strategic planning	4
Storage and Distribution	13
Employee Relations	2
Total	1,317

We believe that the relationship between management and our employees is good. We compensate our production line employees by unit produced (piece work) and compensate other employees with a base salary and bonus based on performance, as discussed below. We also provide training for our staff from time to time to enhance their technical and product knowledge as well as their knowledge of industry quality standards.

We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff.

One of our Chinese subsidiaries, Shandong Lorain, has an employee relations department which aims to advance employees' welfare, assist in the fulfillment of their economic objectives, encourage employee participation in management decisions and advance the relations among employees and between employees and our management team.

As required by applicable Chinese laws, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We have been required to contribute to the scheme at a rate of 24%, 20% and 19% of the average monthly salary for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. Most of the personnel that provide labor to our Company are employed by an outside company. We compensate the employees of that company directly for the services rendered to us and that company pays the employee's contribution to the pension scheme.

In addition, we are required by Chinese laws to cover employees in China with various types of social insurance. We have purchased social insurance for all of our employees. We have been required to contribute to the scheme at a rate of 4%, 4% and 3% of the average monthly salary for each employee for the fiscal years ended December 31, 2006, 2007, and 2008 respectively. As is the case with pension scheme payments, most of the personnel that provide labor to our Company are employed by an outside company. We compensate the employees of that company directly for the services rendered to us and that company pays the employee's social insurance.

Our Research and Development Activities

Our research and development efforts are focused on three objectives:

1.	Superior product safety and quality;

2.	The reduction of operating costs; and

3.	Sustaining growth through the development of new products.

We have research and development staff at each of our facilities. In total, 26 employees are dedicated to research and development.

We rely heavily on customer feedback to assist us in the modification and development of our products. We also utilize customer feedback to assist us in the development of new varieties of products. On average, we add ten to twenty new varieties to our product portfolio each year. We also phase out about three to five products each year.

The amount we spent on research and development activities during the fiscal years ended December 31, 2007, 2006 and 2005 was not a material portion of our total expenses for those years.

Government Regulation

We are subject to national and local laws of China, including China's environmental laws and regulations. Under the relevant Chinese environmental laws, all manufacturing enterprises must submit an environmental impact report to the relevant environmental protection authority before starting production operations. In addition, manufacturing enterprises must engage professional environmental organizations to monitor and report on pollutants and emission regularly. The main pollutants generated by our plants are solid waste and waste water. We have taken the necessary measures to control the discharge of these pollutants. We are in material compliance with the Chinese environmental laws and regulations as of June 30, 2008.

Moreover, under the relevant PRC Provisions on Sanitation of Food for Export (for Trial Implementation), unless an exporter's products are exempted from inspection, an inspection is conducted by PRC's entry-exit inspection and quarantine authorities in accordance with the PRC Law on Import and Export Commodity Inspection. We have not been exempted from inspection; however, we have been authorized by the relevant authorities to conduct self-inspection of certain of our export products, and all of products that we export have been inspected and are qualified for exportation.

Legal Proceedings

From time to time, we have disputes that arise in the ordinary course of business. Currently, there are no material legal proceedings to which we are a party, or to which any of our property is subject.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our current executive officers and directors.

Name	Age	Position
Si Chen	45	Chairman, Director and Chief Executive Officer
Xiaodong Zhou	37	President
Yilun Jin	33	Chief Financial Officer and Treasurer
Yundong Lu	34	Chief Operating Officer and Director
Hao Chen	33	Director
David Yaudoon Chiang	39	Director
Maoquan Wei	62	Director

MR. SI CHEN. Mr. Chen became chief executive officer on May 3, 2007 when we completed our recapitalization of ILH, and our sole director on May 13, 2007 upon the resignation of Mr. Halter. Mr. Chen is the founder of our Company. He founded Shandong Lorain, the first subsidiary of Lorain Group Company, in 1994, and served as the chairman of the Lorain Group Companies from that time until the Lorain Group Companies were acquired by ILH in August 2006. After the acquisition in August 2006, Mr. Chen served as a director of Shandong Lorain until the recapitalization of ILH in March 2007. Before establishing Shandong Lorain, Mr. Chen worked for the county government and was responsible for the local agricultural economic development. Since 1994, Mr. Chen has been in charge of our strategic decisions and operational management of the Lorain Group Companies.

MR. XIAODONG ZHOU. Mr. Zhou became our president and chief operating officer on May 3, 2007 when we completed our recapitalization of ILH. Mr. Zhou held the position of president and chief operating officer until August 1, 2008. Since then, he has held the position of president. Mr. Zhou joined the Lorain Group Companies in 1994 as a production manager. He has been the CEO of the Lorain Group Companies since 2000. Before he joined the Lorain Group Companies, he worked for the county government as an economic official.

MR. YILUN JIN. Mr. Jin became our chief financial officer and treasurer on September 22, 2008. Prior to his appointment, served in various capacities at Citigroup since 2002, most recently as Vice President of Markets and Banking. Mr. Jin graduated from Thunderbird School of Global Management in 2002, earning a Master of Business Administration degree in International Management, with a specialization in Finance, and was honored with a Citigroup Fellowship. Mr. Jin served as manager of the Corporate Finance Division at the Shanghai Branch of the Bank of Tokyo-Mitsubishi Ltd. from August 1997 until July 2000. Mr. Jin earned a Bachelor of Arts degree in economics from Fudan University in Shanghai, China in 1997. Mr. Jin is also a CFA charterholder and is fluent in English and Mandarin.

MR. YUNDONG LU. Mr. Lu was appointed as our Chief Operating Officer and was elected as a member of our board of directors effective August 1, 2008. Over the 14 years since he joined the Company in 1994, Mr. Lu has held various positions. From April 2003 to May 2005, Mr. Lu was the General Manager of Beijing Lorain and the Deputy General Manager of the Lorain Group Companies. From May 2005 to February 2007, Mr. Lu was the General Manager of Lorain International Trading and the Deputy General Manager of the Lorain Group Companies. From February to August 2008, Mr. Lu was the General Manager of the Lorain Group Companies. Mr. Lu was recognized as an Outstanding Entrepreneur in Shandong Province in 2007. Mr. Lu earned his MBA from Shandong University and majored in agriculture in college.

MR. HAO CHEN. Since September 2006, Mr. Chen has been a managing director at Shanghai Premier Consulting Co., Ltd., providing financial advisory services for pre-IPO, IPO, SOX 404 and other projects. From February 2005 to September

2006, Mr. Chen was the Expense Controller for the China division of Coca-Cola China Beverage Limited. From 2004 to February 2005, Mr. Chen was the Managing Director of the Corporate Finance Department of Shanghai Union Strength Business Consulting Co., Ltd. Previously, Mr. Chen had over five years of experience in accounting at the Assurance and Business Advisory department at Andersen Huaqiang, a member firm of Andersen Worldwide. Mr. Chen graduated from Rotterdam School of Business with a master's degree in financial management. Mr. Chen is a CFA Charterholder and has been awarded the Financial Risk Manager designation. Mr. Chen obtained his BA in economics from Fudan University in Shanghai, China.

MR. DAVID YAUDOON CHIANG. Mr. Chiang has been involved in the securities industry for over 15 years. Since July 2004, Mr. Chiang has been a managing director overseeing Alternative Energy, Technology and China banking efforts at Northeast Securities Inc., a financial services firm in New York City. From June 2003 to July 2004, Mr. Chiang was a principal of Bayview Consulting. Previously, Mr. Chiang participated in setting up the S&P long/short fund at Unterberg Asset Management. Mr. Chiang also has over 10 years of experience as a sell-side analyst at Oppenheimer & Co., Nikko Securities International and C.E. Unterberg, Towbin. During his years as an analyst, Mr. Chiang was frequently quoted by industry publications and interviewed by CNBC and Bloomberg Television. Mr. Chiang is an honors graduate from New York University's Stern School of Business.

MR. MAOQUAN WEI. Mr. Wei is a retired government official who held various positions in the government of Junan County, Shandong Province, China from 1990 to 2003, during which time Mr. Wei was responsible for overseeing the agricultural development of Junan County in the Shandong province of China. Most recently, from 1998 to 2003, Mr. Wei was the Chairman of the Political Conservative Conference of Junan County. Mr. Wei also served as the Deputy Secretary of County Committee and Deputy Chairman of Junan County. Mr. Wei has helped lead Junan County win numerous honors, including Top 100 National Fruit Products County and National Chestnut Base County. Although retired, Mr. Wei's expertise and experience with the agricultural economy and resources in the countryside is invaluable to our business.

There are no agreements or understandings for any of our executive officers or directors pursuant to which such executive officer or director was selected to his respective position.

Directors are elected until their successors are duly elected and qualified.

Board Composition and Committees

On August 1, 2008, our Board of Directors increased the number of members of the Board from one to five and elected Mr. Yundong Lu, Mr. Hao Chen, Mr. David Yaudoon Chiang and Mr. Maoquan Wei to serve as members of the Board. The Board has determined that Messrs. Chen, Chiang and Wei satisfy the criteria for independence under NASDAQ Marketplace Rules. Mr. Lu has been employed by us since 1994 and was appointed as our Chief Operating Officer on August 1, 2008.

In addition, on August 1, 2008, the Board established an Audit Committee, Compensation Committee and Nominating Committee and appointed Messrs. Chen, Chiang and Wei to serve as members of such committees. The Board has appointed Mr. Chen as the initial chairman of the Audit Committee, Mr. Wei as the initial chairman of the Compensation Committee and Mr. Chiang as the initial chairman of the Nominating Committee. The Board has determined that Messrs. Chen, Chiang and Wei satisfy the criteria for independence under SEC rules for independence of audit committee members (although these rules do not technically apply because we are not listed on a national securities exchange). Mr. Chen is our Audit Committee's financial expert.

We have not yet implemented a process for stockholders to send communications to the board of directors because we have not had significant operations until recently. We intend to establish a communications mechanism as soon as practicable.

Director Compensation

Historically, we did not pay our directors fees for attending scheduled and special meetings of our board of directors.

However, on August 1, 2008, our Board of Directors elected Mr. Yundong Lu, Mr. Hao Chen, Mr. David Yaudoon Chiang and Mr. Maoquan Wei to serve as members of the Board. In addition, on August 1, 2008, the Board established an Audit Committee, Compensation Committee and Nominating Committee and appointed Messrs. Chen, Chiang and Wei to serve as members of such committees. Messrs. Chen and Wei shall be paid RMB 100,000 (approximately US $14,640) per year and

Mr. Chiang shall be paid US $25,000 per year plus $5,000 for each board meeting attended by Mr. Chiang, solely as compensation to such directors for their board or board committee service.

In addition, we reimburse our directors for reasonable travel expenses related to attendance at board or board committee meetings.

Family Relationships

There are no family relationships among our director or officers.

Code of Ethics

On April 30, 2007, our board of directors adopted a new code of ethics that applies to our director and all of our officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The new code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics has been filed as Exhibit 14 to our Current Report on Form 8-K filed with the SEC on May 9, 2007 and is available at www.sec.gov.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following is a discussion of our program for compensating our named executive officers and directors. Until August 1, 2008, we did not have a Compensation Committee, and as such, our board of directors was responsible for determining the compensation of our named executive officers. As of August 1, 2008, we have established a Compensation Committee, which is comprised of three independent directors and which is responsible for making such determinations.

Compensation Program Objectives and Philosophy

The primary goals of our policy of executive compensation are to attract and retain the most talented and dedicated executives possible, to assure that our executives are compensated effectively in a manner consistent with our strategy and competitive practice and to align executives' compensation with the achievement of our short- and long-term business objectives.

The board of directors considers a variety of factors in determining compensation of executives, including their particular background and circumstances, such as their training and prior relevant work experience, their success in attracting and retaining savvy and technically proficient managers and employees, increasing our revenues, broadening our product line offerings, managing our costs and otherwise helping to lead our Company through a period of rapid growth.

Until August 1, 2008, Mr. Si Chen, our Chairman and Chief Executive Officer, was also our sole director. As such, he was solely responsible for the determination of his own compensation as an officer and director of the Company. However, Mr. Chen has adhered to, and continues to adhere to, our compensation policies and other internal governance policies that were established some time ago.

On August 1, 2008, we expanded the number of members of our board of directors from one to five and we established a Compensation Committee which is charged with the oversight of executive compensation plans, policies and programs of our Company. In addition, the Compensation Committee has the full authority to determine and approve the compensation of our Chief Executive Officer and to make recommendations with respect to the compensation of our other executive officers. We expect that our Compensation Committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance with commensurate cash compensation.

Elements of Compensation

     The compensation determination for executive officers in 2007 was mainly based on a previously-established compensation policy and internal governance documents. The total amount of compensation extended to our executive officers is RMB 1.15 million per year (approximately US$ 158,000 per year), which includes RMB 430,000 (approximately US $ 59,000) for the Chief Executive Officer, RMB 359,000 (approximately US $49,200) for the Chief Operating Officer and RMB 360,000 per year (approximately US $49,300) for the Chief Financial Officer. Our compensation program for the named executive officers consists solely of two cash elements: base salary and bonus. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience. We offer bonuses as a vehicle by which the named executive officers can earn additional compensation depending on individual, business unit and Company performance. The Company did not provide any other type of compensation to our named executive officers in 2007.

     Base Salary. Our named executive officers receive base salaries commensurate with their roles, responsibilities, and experience. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, are reviewed and approved by our board of directors annually, based on an informal review of relevant market data and each executive's performance for the prior year. Our officers' base salaries are calculated based on the following factors and the relative weight assigned to each such factor: market data, such as salaries of officers of companies similar to the Company, makes up 25% of base salary calculation; individual's experience, expertise and position makes up 30% of base salary calculation; and individual's performance for the prior year will be the remaining 45% of the base salary calculation. The base salaries paid to our named executive officers in 2007 are reflected in the Summary Compensation Table below.

Our market data includes the following: changes in management's salaries of similar companies and the inflation rate in the locations in which we operate. We refer to the executive compensation of the following companies to set the basis for our executive compensation:

Company Name	Location	Industry	Reference
Longda Food Group	Yan Tai, Shan Dong, China	Integrated food corporation	Chinese national famous integrated food corporation
Shinsei Foods Co., Ltd.	Osaka, Japan	Food processing and trade	Japanese medium and small food corporation
Henan Zhongpin Foodstuff Co., Ltd.	ChanGe, He Nan, China	Frozen and fresh meat, processing and trade	Listed on NASDAQ
Foodwell Qingdao Corp.	Qing Dao, Shan Dong, China	Chestnut and strawberry processing	Wholly foreign owned enterprise with Chinese operation
Hebei Liyuan Foodstuff Co., Ltd.	Zui Hua, He Bei, China	Chestnut processing	One of the biggest competitors of chestnut processing in China

We have set up our executive compensation based on the comparable salaries for executive officers of the five companies listed above.

In 2007, our executive compensation was determined based on the following formula: 25% of compensation was based on the average salary for similar executive officers of the companies in the five comparable companies; 45% of compensation was based on the salary of the executive officer in 2006; and 30% of compensation was based on personal experience, specialties and years of work. Compensation was increased 20% for those executive officers rated “A” in their year-end performance evaluation; compensation was not increased for those executive officers rated “B” and compensation was decreased 15% for those executive officers rated “C.”

     Incentive Bonus. Our named executive officers are eligible for an annual performance-based cash bonus in accordance with the Company's unwritten incentive bonus plan. We provide this bonus opportunity as a way to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate, departmental and individual goals which consist of various revenue, cost and operational targets established by the board of directors. The bonus is based on the individual's performance evaluation and consideration of current market conditions. The weight assigned to certain targets to evaluate individual performance is approximately as follows: overall achievement of goals of such officer will be 30% of the bonus calculation, the success of marketing new products will be 20% of the bonus calculation, the performance of safety management of our production lines will be 10% of the bonus calculation, attendance at work of such officer is 15% of the bonus calculation (management must work at least 240 days per year; if management works less than 240 days per year, there will be a pro rata deduction from their respective incentive bonus), efforts to environmental protection and energy-saving production is 10% of the bonus calculation, the quality and quantity of any strategic proposals made by the officer will be 10% of the bonus calculation, and the last 5% will be reserved for other outstanding performance. We have adopted the above standards from the consideration of the needs for our Company as well as from consulting the similar standards adopted by the industries domestically and nationally. The bonus amounts are determined following the end of the fiscal year based on our performance and the performance of our executives.

We have different standards for different named officer. The goals for the named officer are as follows:

The main goals for our CEO for 2007 were:

(1)	revenues of $80 million and net profit of $9 million;

(2)

effective safety management of our production lines (our goal was to avoid a significant accident that would negatively affect our production. Whether or not an accident is significant is determined by whether there is any death or injury and whether the total loss incurred exceeds $150,000);

(3)	efforts to meet government standards for environmental protection and energy-saving production; and

(4)	at least 95% attendance of working days (attendance days should be more than 275 days based on a total of 290 working days for 2007).

Each of the above goals is weighed equally. Goals (1), (3) and (4) were achieved. Goal (2) was not achieved due to the fire accident in the Beijing factory which resulted in a loss in excess of US$1 million.

The main goals for our COO for 2007 were:

(1)	to develop 12 new products and achieve $800,000 for sales income from those new products;

(2)

effective safety management of our production lines (our goal was to avoid a significant accident that would negatively affect our production. Whether or not an accident is significant is determined by whether there is any death or injury and whether the total loss incurred exceeds $150,000);

(3)	at least 95% attendance of working days (attendance days should be more than 275 days based on a total of 290 working days for 2007).

Each of the above goals is weighed equally. Goal (1) was achieved. Goal (2) was not achieved due to the fire accident in the Beijing factory which results in a loss in excess of US$1 million.

The main goals for our CFO for 2007 were:

(1)	as a percentage of revenues, the cost of revenue decreased to 75.50% in fiscal year 2007 from 75.73% in fiscal year 2006;

(2)	as a percentage of revenues, the general and administrative expenses decreased to 3.50% in fiscal year 2007 from 3.9% in fiscal year 2006;

(3)	as a percentage of revenues, our selling and marketing expenses increased to 3.2% in fiscal year 2007 from 2.9% in fiscal year 2006.

(4)	as a percentage of revenue, the financial cost decreased to 3.00% of total revenue for fiscal year 2007 from 3.7% of total revenue for fiscal year 2006;

Each of the above goals is weighed equally. Goals (1), (2), (3) and (4) were achieved.

As a result of the fire accident in the Beijing factory, we incurred a loss in excess of $1 million. Based on the size of this loss, our CEO and COO did not receive any bonus in 2007. Our new CFO, Tomas Wu began working on November 11, 2007; Mr. Wu had worked approximately 40 days for our company in 2007 and consequently did not receive a bonus for 2007.

Stock-Based Awards under the Equity Incentive Plan

Historically, we have not granted equity awards as a component of compensation, and we presently do not have an equity-based incentive program. We are in the process of establishing an equity incentive plan pursuant to which equity awards may be granted to eligible employees, including our named executive officers.

Retirement Benefits

Currently, we do not provide any company sponsored retirement benefits to any employee, including the named executive officers.

Perquisites

Historically, we have provided certain of our named executive officers with minimal perquisites and other personal benefits. We do not view perquisites as a significant element of our compensation structure, but do believe that perquisites can be useful in attracting, motivating and retaining the executive talent for which we compete. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our by our board of directors.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the following persons for services performed for us and our subsidiaries during 2007 in all capacities. No executive officers received compensation of $100,000 or more in 2007. As of June 30, 2008 there are no grants outstanding. We have not adopted a new policy or program for share based awards for employees or directors.

Non—
						Equity	Non—
						Incentive	qualified
						Plan	Deferred
				Stock	Option	Compensation	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Dimitri Cocorinis, Former Director and CEO (1)	2006 2007	—	—	1,500(2) 0	—	—	—	—	1,500(3) 0

Timothy P. Halter Former Director and CEO

Terry Cononelos, Former Director, Secretary, Treasurer and CFO (4)	2006 2007	—	—	1,500(2) 0	—	—	—	—	1,500(3) 0

Hisashi Akazawa (5)	2006 2007	0 0	0 0	0 0	0 0	0 0	0 0		0 0

Si Chen, Chief Executive Officer, Chairman and Director (6)	2006 2007	6,300 59,000	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Huanxiang Sheng, Former CFO and Treasurer (7)	2006 2007	12,308 49,200	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Thomas Wu (8) CFO	2007	5,478	0	0	0	0	0	0	0

______________________
(1)

Mr. Cocorinis served as our chief executive officer from 1994 until his resignation on April 12, 2007 in connection with the sale by ALC to Halter Financial Investments, L.P. of 100,000 newly issued restricted shares of our Series A Preferred Stock which represented approximately 90% of our issued and outstanding capital stock and voting control at such time for $455,000. At such time, Timothy P. Halter became our chief executive officer.

(2)

On February 17, 2006, the board of directors approved the issuance of 150,000 shares of common stock each to Dimitri Cocorinis and Terry Cononelos, who were officers of ALC's predecessor, Millennium Quest, Inc. The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to ALC's predecessor, Millennium Quest, Inc. The transaction was valued at $1,500 per officer ($0.01 per share) in accordance with FAS-123R.

(3)

Our Company (formerly “Millennium Quest”) in 2006 adopted FAS123R to account for stock based compensation for its employee and directors. In 2006, Millennium Quest authorized 300,000 shares for compensation to officers and directors. The share vested immediately upon grant and issuance. Millennium Quest valued the compensation at $.01 per share for a total $3,000. The compensation expense was recorded to Millennium Quest's financial statements. The current financial statements which have been retroactively restated as result of the reverse-merger transaction are those of the legal acquiree (accounting acquirer) and do not recognize expense for the aforementioned stock compensation. The valuation model used to calculate $.01 per share used by former management considered the market price, trading volume, and price volatility, of the stock of Millennium Quest and accordingly assigned a value of $.01. Former management has not indicated a fair value for their services rendered for which they received the stock awards as compensation. There is no cash settlement of these shares. Based on a post reverse split ratio of 32.84, with all fractional shares rounded down, and offering price of $4.25; the shares would be valued at $38,820 (at the time of the reverse- merger transaction) {300,000 shares / 32.84 = 9,134; 9,134 * $4.25 = $38,820}.

(4)

Mr. Cononelos served as our chief financial officer from 1994 until his resignation on April 5, 2007 in connection with the sale by ALC to Halter Financial Investments, L.P. of newly issued shares of common stock representing approximate 90% of our issued and outstanding capital stock for $455,000.

(5)	Mr. Hisahsi Akazawa served as our chairman and CEO from the time of formation of ILH in August 2006 until the completion of the recapitalization of Lorain Holdings on May 3, 2007.

(6)

On May 3, 2007, we ALC acquired ILH in a recapitalization transaction that was structured as a share exchange and in connection with that transaction; Mr. Chen became our chief executive officer and sole director. Prior to the effective date of the recapitalization, Mr. Chen served the Lorain Group Companies as a director of one of its subsidiaries, Shandong Lorain. Prior to ILH acquiring the Lorain Group Companies in August 2006, Mr. Chen served as the chairman and principal executive officer of the Lorain Group Companies. The annual, long term and other compensation shown in this table include the amount Mr. Chen received in 2006 from the Lorain Group Companies.

(7)

On May 3, 2007, ALC acquired ILH in a recapitalization transaction that was structured as a share exchange and in connection with that transaction; Mr. Huangxiang Sheng became our chief financial officer. Prior to the effective date of the recapitalization, Mr. Huangxiang Sheng served the Lorain Group Companies as chief financial officer of our subsidiary, Shandong Lorain. Prior to ILH acquiring the Lorain Group Companies in August 2006, Mr. Sheng served as the chief financial officer of the Lorain Group Companies. The annual, long term and other compensation shown in this table include the amount Mr. Huangzian Sheng received in 2006 from the Lorain Group Companies. Mr. Sheng resigned as the chief financial officer on November 20, 2007.

(8)

Mr. Thomas Wu has served as our Chief Financial Officer since November 20, 2007, after the resignation of our former CFO, Mr. Sheng. Effective September 22, 2008, Mr. Wu left the Company and has been succeeded by Mr. Yilun Alan Jin.

Bonuses and Deferred Compensation

Other than the incentive bonus previously described in this prospectus, we do not have any bonus, deferred compensation or retirement plan. All decisions regarding compensation are determined by our Compensation Committee.

Stock Option and Stock Appreciation Rights

We do not currently have a stock option plan or stock appreciation rights plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2007.

Employment Agreements

We and our subsidiary, Shandong Lorain, have employment agreements with the following three executive officers:

Mr. Si Chen - our CEO's employment agreement with Shandong Lorain became effective as of March 2, 2005. Mr. Chen is an employee-at-will of Shandong Lorain. Our CEO's employment agreement with us became effective as of May 3, 2007. Mr. Chen is an employee-at-will of ours.

Mr. Xiandong Zhou - our COO's employment agreement with Shandong Lorain became effective as of July 2, 2002. Mr. Zhou is an employee-at-will of Shandong Lorain. Our COO's employment agreement with us became effective as of May 3, 2007. Mr. Zhou is an employee-at-will of ours.

Mr. Yilun Jin - our CFO's employment agreement with Shandong Lorain became effective as of September 22, 2008. Mr. Jin is an employee-at-will of Shandong Lorain. The term of the agreement will expire on September 22, 2009, but will automatically renew for successive one-year period unless terminated pursuant to the terms of the agreement. We will pay Mr. Jin a monthly base salary of RMB 60,000 (approximately US$8,695). Mr. Jin received 5,000 shares of our common stock on September 22, 2008 and, provided that Mr. Jin is employed by us and subject to the terms of the agreement, Mr. Jin will receive an additional 5,000 shares of our common stock on each of September 22, 2009 and September 22, 2010.

Each of the employment agreements provides that the executive will be provided cash compensation. Pursuant to the existing employment agreements, we should pay about RMB 1,210,000 in the aggregate to our executive officers. The cash payable to Mr. Chen amounts to RMB 430,000 (approximately US $59,000) per year, the cash payable to Mr. Zhou amounts to RMB 359,000 (approximately US $49,200) per year and the amount payable to Mr. Jin is RMB 720,000 (approximately US $104,340) per year. The employment agreements include standard non-competition and confidentiality covenants, and the agreements with Shandong Lorain provide that 10,000 RMB (approximately US $1,250) will be paid to the non-breaching party if there is a breach of contract. The employment agreements do not provide any change in control or severance benefits to the executives, and we do not have any separate change-in-control agreements with any of our executive officers.

Director Compensation

No cash compensation or other compensation was paid to our current director for services as a director during the fiscal year ended December 31, 2007 and we have no standard arrangement pursuant to which any director is compensated for services as a director.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

On May 3, 2007, ALC consummated a recapitalization of ILH through a share exchange agreement with the owners of the issued and outstanding capital stock of ILH. Pursuant to the share exchange agreement, ALC acquired 100% of the outstanding capital stock of ILH in exchange for 697,663 shares of our Series B Voting Convertible Preferred Stock, which were converted into 16,307,872 shares of our common stock on July 17, 2007 when an amendment to our certificate of incorporation increasing the total authorized shares became effective. As a result of this transaction, Mr. Akazawa, a Japanese citizen, became the beneficial owner of approximately 65.43% of our outstanding capital stock.

On May 3, 2007, we entered into a cancellation and escrow agreement with Halter Financial Investments, L.P. (“HFI”), Halter Financial Group, L.P. (“HFG”) and Securities Transfer Corporation, whereby HFI and HFG agreed to deposit into escrow 229,227 shares of our common stock that they held upon conversion of their Series A Voting Convertible Preferred Stock into common stock (taking into account the contemplated 1-for-32.84 reverse stock split and the conversion of Series B Voting Convertible Preferred Stock into common stock) and agreed that if we report, on a consolidated basis, in our Annual Report filed with the U.S. Securities and Exchange Commission, net income of $12.5 million for fiscal 2008, HFI and HFG will transfer to us for cancellation such shares in order to reduce the ownership of a certain group of stockholders. If this performance threshold is not met, the shares will be returned to HFI and HFG. Our former director Timothy P. Halter is the Chairman of both HFI and HFG.

On April 10, 2007, we completed the sale of an aggregate of 100,000 restricted shares of our Series A Preferred Stock to HFI for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between us and HFI dated as of April 5, 2007. The Series A Preferred Stock was entitled to 428.56 votes per share and represented approximately 90% of the capital stock and voting control of the Company as of the date of such acquisition. The transaction resulted in a change in control of the Company. HFI used its own funds to acquire 100,000 shares of Series A Preferred Stock of ALC's predecessor, which were subsequently converted into 1,304,992 shares of Common Stock (after a reverse-split at 32.84) .

On February 17, 2006, the board of directors approved the issuance of 150,000 shares of common stock each to Dimitri Cocorinis and Terry Cononelos, ALC's former officers, or a total of 300,000 shares (or, approximately 9,135 shares after giving effect to the 32.84 -for-1 reverse stock split) of common stock. The issuance of this stock was authorized in consideration of services rendered by Messrs. Cocorinis and Cononelos to ALC. The transaction was valued at $3,000 ($0.01 per share).

On February 14, 2007, our subsidiary Shandong Lorain entered into a financial advisory agreement with HFG International, Limited, a Hong Kong corporation, whereby HFG agreed to provide certain financial advisory and consulting services in implementing a restructuring plan, advising us on matters related to a capital raising transaction and facilitating ILH's going public transaction. In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the going public transaction. Our former director Timothy P. Halter is the principal stockholder and the chief executive officer of HFG International, Limited.

On or about February 1, 2006, C&C Investment Partnership, a partnership owned by Messrs. Cocorinis and Cononelos, loaned ALC $25,000 to cover business operations and outstanding payables. The loan was repayable, with interest at 7% per annum, on or before August 1, 2006 or the date on which the Company enters into a merger, reorganization or acquisition transaction, whichever occurs first. The former board of directors of the Company consisted of Messrs. Cocorinis and Cononelos, so this transaction cannot be considered the result of arms' length negotiations. On August 11, 2006, C&C Investment Partnership agreed to extend the due date of this note for an additional 120 days. Pursuant to a Settlement and Stock Issuance Agreement dated on or about April 5, 2007, C&C Investment Partnership agreed to accept 2,500,000 shares of restricted common stock of the Company in payment and satisfaction of all amounts owed to C&C Investment Partnership by the Company.

In August 2006, ILH acquired certain interests in the Lorain Group Companies, as follows:

  Junan Hongrun Foodstuff Co., Ltd. transferred 30% of its shares in Beijing Lorain Foodstuff Co., Ltd. to ILH for RMB 3,000,000 (approximately US $378,000), which accounted for 30% of the registered capital of Beijing Lorain Foodstuff Co., Ltd.

  International Lvan Co., Ltd. transferred equity equal to RMB 25.22 million (approximately US $3,154,470) of Shandong Lorain Foodstuff Co., Ltd. to ILH, accounting for 25% of the registered capital of Shandong Lorain Foodstuff Co., Ltd.

  ILH purchased 100% equity of Junan Hongrun Foodstuff Co., Ltd. which was previously held by Lihua Liu, Shixiang Wang, Junxia Wang, Yuan Tian, Lantao Li, Yubo Liu, Zhixu Sun, Guangxing Han, Linying Wang and International Lvan Co., Ltd. for an aggregate of RMB 19,000,000 (approximately US $2,382,860) in cash. Since the date of this acquisition, Junan Hongrun Foodstuff Co., Ltd. became a wholly-owned subsidiary of ILH.

  ILH purchased 100% equity of Luotian Lorain Foodstuff Co., Ltd., which was previously held by Si Chen (60.33%), Xiaodong Zhou (1.2%), Shixiang Wang (1.2%), Yuan Tian (1.2%) and International Lvan Co., Ltd. (36.07%) equity for an aggregate of RMB 10,000,000 (approximately US $1,254,470).

The terms of each transaction were approved by resolution of the shareholders of ILH as well as by the sellers. No independent valuation was obtained for these transactions. The sole member of the board of directors (who was not an independent director) approved the transaction. The value of the acquired shares was determined based upon the paid-in capital of such shares. There can be no guarantee that the shares were acquired at market value.

Mr. Si Chen founded Shandong Lorain, the first subsidiary of Lorain Group Company, in 1994, and served as the chairman of the Lorain Group Companies from that time until the Lorain Group Companies were acquired by ILH in August 2006. The total amount received by Mr. Chen for all of his interests in the Lorain Group Companies, in the aggregate, was approximately US $4,959,905.

See the organization chart on page 2 above, which reflects the ownership of these entities following the equity transfers to ILH. Copies of the equity transfer agreements for each of these transactions are filed herewith as Exhibits 10.17, 10.18, 10.19 and 10.20.

On April 30, 2007, we adopted a Business Ethics Policy and Code of Conduct which contains a conflict of interest policy. This policy details the policies and procedures relating to transactions that may present actual, potential or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interests of our Company and shareholders. The policy defines a conflict of interest as arising when an employee's judgment in acting on the Company's behalf is, or appears to be, influenced by an actual or potential benefit from an investment, business interest, or some other association or relationship, such as a family relationship. As such, an employee must fully disclose details when such employee or a member of such employee's household has an interest in an entity business which transacts business with us. Pursuant to the policy, employees are required to periodically complete a disclosure statement in which they disclose any outside business interests that may pose a potential conflict with their position with the Company.

All related party transactions involving any of our Company's directors or executive officers must be approved by the Board of Directors or a designated committee. We did not have an independent party look into whether these terms were obtainable from third parties.

Director Independence Standards

The Board has determined that Messrs. Chen, Chiang and Wei satisfy the criteria for independence under the NASDAQ Marketplace Rules and under the SEC rules for independence of audit committee members (although these rules do not technically apply because we are not listed on a national securities exchange).

CHANGE IN ACCOUNTANTS

On May 3, 2007, concurrent with the change in control transaction discussed above, our Board of Directors elected to continue the existing relationship of our new subsidiary, ILH, with Samuel H. Wong & Co., LLP, Certified Public Accountants and appointed Samuel H. Wong & Co., LLP, Certified Public Accountants as our independent auditor, and we signed an engagement letter and formally engaged Samuel H. Wong & Co, LLP as our auditors on May 23, 2007. Additionally, concurrent with the decision to maintain our relationship with Samuel H. Wong & Co., LLP, Certified Public Accountants, our Board of Directors approved the dismissal of Michael J. Larson, LLC as our independent auditor, effective upon the filing of Company's 10-QSB disclosing financial results for the first quarter of 2007 with the Commission on May 21, 2007.

No accountant's report issued by Michael J. Larson, LLC on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern opinion expressing substantial doubt about the ability of us to continue as a going concern.

During our two most recent fiscal years (ended December 31, 2006 and 2005) and from January 1, 2007 to the date of dismissal, there were no disagreements with Michael J. Larson, LLC on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure. There were no reportable events, as described in Item 304(a)(1)(v) of Regulation S-K, during our two most recent fiscal years (ended December 31, 2006 and 2005) and from January 1, 2007 to the date of dismissal.

We furnished a copy of a disclosure substantially similar to the proceeding three paragraphs to Michael J. Larson, LLC and requested Michael J. Larson, LLC to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A copy of the letter was filed by us as Exhibit 16.1 to our current report on Form 8-K, filed on May 25, 2007.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of such stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by such stockholder that are convertible, exercisable or issuable as the case may be, within 60 days of September 12, 2008 are included. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder's percentage of ownership in the following table is based upon 25,172,640 shares of common stock outstanding as of September 12, 2008 (the 25,172,640 shares of common stock does not include 1,869,727 shares issuable upon the exercise of certain warrants held by selling stockholders).

The selling stockholders acquired the securities being registered for resale in this prospectus in several transactions our Company had completed before and after the recapitalization on May 3, 2007. On April 10, 2007, our Company (then known as Millennium Quest, Inc.) completed the sale of an aggregate of 100,000 restricted shares of its Series A Voting Convertible Preferred Stock to Halter Financial Investments, L.P. for a cash purchase price of $455,000 pursuant to the Stock Purchase Agreement entered into between the Company and Purchaser and dated as of April 5, 2007. The Preferred Stock is entitled to 428.56 votes per share and is convertible into 428.56 shares of Common Stock. On July 30, 2007, in accordance with the Certificate of Designation of the Series A Preferred Stock, the purchaser requested to convert its shares of Series A Preferred Stock into shares of our Common Stock, on the basis of 13.04994 shares of Common Stock for each 1 share of Series A Preferred Stock (after giving effect to the recent 32.84 -for-1 reverse stock split). The purchaser designated 626,397 shares of our common stock to be issued pursuant to such conversion to Halter Financial Investments, LB and 678,596 shares to be issued to Halter Financial Group, LP, respectively.

On or about April 5, 2007, C&C Investment Partnership, or C&C, a partnership owned by the Company's two former officers, entered into a Settlement and Stock Issuance Agreement with the Company, pursuant to which C&C and its principals agreed to accept the issuance to them of a total of 2,500,000 shares (or, approximately 76,127 shares after giving effect to the 32.84 -for-1 reverse stock split) of restricted Common Stock of the Company in full payment and satisfaction of $25,000 in principal amount of notes payable obligations to C&C. On April 17, 2007, these shares were issued to Dimitri Cocorinis and Terry Cononelos, the former officers of the Company as well as the partners of C&C, each deemed to be a beneficial owner of 1,250,000 of the 2,500,000 shares held of record by C&C in cancellation of debt as described above. The shares issuable under the Settlement Agreement will not participate in the special distribution. The holders of these shares will be granted the same piggyback registration rights as the Purchaser. In addition to the above deemed shares, on February 17, 2006, Dimitri Cocorinis and Terry Cononelos each were deemed 150,000 shares (or, approximately 4,567 shares after giving effect to the 32.84 -for-1 reverse stock split) of restricted common stock of company in consideration of services rendered by them to the Company.

On April 24, 2007, our Company (then known as Millennium Quest, Inc), entered into consulting agreements with Heritage Management Consultants, Inc., or Heritage, and Chunhua Xiong, or Xiong, respectively. Each of Heritage and Xiong were engaged to assist the Company in its efforts to consummate a combination transaction with a privately held business entity. In consideration for the services to be provided under such agreements, Heritage and Xiong received 1,642,000, and 4,105,000 shares of the Company's common stock, respectively. Heritage and Xiong own 50,000 and 125,000 common stock of the Company, respectively, after giving effect to the recent 32.84 -for-1 reverse stock split.

On May 3, 2007, we also completed a private placement pursuant to which we issued and sold to 56 accredited investors 604,674 shares of our Series B Voting Convertible Preferred Stock for approximately $19.8 million pursuant to a Securities Purchase Agreement dated May 3, 2007. On July 17, 2007 such shares of our Series B Voting Convertible Preferred Stock were subsequently converted into 6,990,401 shares of our common stock, immediately following the effectiveness of an amendment to our charter that, among other things, increased the number of our authorized shares of common stock from 20,000,000 to 200,000,000. Upon the consummation of the recapitalization, the former stockholders of ILH became our controlling stockholders. The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In connection with the above transaction, we also granted the above 56 accredited investors and Sterne Agee & Leach, Inc., or Sterne Agee, and Civilian Capital, Inc., or Civilian, the placement agent and its designee, three-year warrants to purchase 1,887,395 shares of our common stock exercisable at $4.25 per share and piggyback registration rights to register the shares. Among which, Sterne Agee & Civilian is eligible to purchase up to an aggregate of 342,531 and 146,799 shares of our common stock respectively, being registered for resale in the following list.

No selling stockholders are employees or suppliers of ours or our affiliates. Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of the Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of such shares and each selling stockholder may offer all or part of the shares it owns for resale from time to time pursuant to this prospectus. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, except for Civilian Capital, Inc., no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” below.

The term “selling stockholders” also includes any transferees, pledgees, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Any selling stockholders who are affiliates of broker-dealers and any participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933 or the Securities Act, and any commissions or discounts given to any such selling stockholder or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

	Shares		Beneficial	Percentage of
	Beneficially	Maximum	Ownership	Common
	Owned Before	Number of	After the	Stock Owned
Name and Address	the Offering	Shares to be Sold	Offering (1)	After Offering (1)
JLF Partners I, LP (2) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014 Attn: Hien Tran	836,199	836,199	0	*
JLF Partners II, LP (3) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014 Attn: Hien Tran	58,940	58,940	0	*
JLF Offshore Fund, Ltd. (4) c/o JLF Asset Management, LLC 2775 Via De La Valle, Suite 204 Del Mar, CA 92014 Attn: Hien Tran	1,369,934	1,013,022	356,912	1.4%
Mortar Rock Offshore, Ltd. (5) c/o Mortar Rock Capital Management 200 Park Avenue, 33rd Floor | New York, NY 10166 Attn: Randy Saluck	114,414	114,414	0	*
Mortar Rock Capital, LP(6) c/o Mortar Rock Capital Management 200 Park Avenue, 33rd Floor New York, NY 10166 Attn: Randy Saluck	309,620	309,620	0	*
Guerrilla Partners, LP (7) c/o Peter Siris 237 Park Avenue, 9th Floor New York, NY 10017	102,001	102,001	0	*
Hua-Mei 21st Century Partners, LP (8) c/o Peter Siris 237 Park Avenue, 9th Floor New York, NY 10017	127,202	127,202	0	*
Gary C. Evans (9) 1808 Point de Vue Flower Mound, TX 75022	424,035	424,035	0	*
Carolyn Prahl (10) 5133 Lake in the Woods Lakeland, FL 33813	42,403	42,403	0	*
Silver Rock I, Ltd. (11) c/o FCIM Corp. 117 East 57th Street, #50C New York, NY 10022 Attn: Ezzat Jallad	120,001	120,001	0	*

	Shares		Beneficial	Percentage of
	Beneficially	Maximum	Ownership	Common
	Owned Before	Number of	After the	Stock Owned
Name and Address	the Offering	Shares to be Sold	Offering (1)	After Offering (1)
Kensington Partners, L.P. (12) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	371,372	371,372	0	*
Bald Eagle Fund, Ltd. (13) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	17,052	17,052	0	*
Charles Nirenberg (14) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	13,080	13,080	0	*
Peter Orthwein (15) 200 Park Avenue, Suite 3300 New York, NY 10166 Attn: Richard Keim	22,530	22,530	0	*
Richard D. Squires(16) 100 Crescent Court, Suite 450 Dallas, TX 75201	84,806	84,806	0	*
Carlyle Multi-Strategy Master Fund, Ltd. (17) c/o Carlyle Blue Wave Partners Management LP 1177 Avenue of Americas, 16th Floor New York, NY 10036 Attn: Chief Legal Officer	508,843	508,843	0	*
Jayhawk Private Equity Fund, L.P. (18) 5410 West 61st Place, Suite 100 Mission, KS 66205	1,278,357	1,278,357	0	*
Jayhawk Private Equity Co-Invest Fund, L.P. (19) 5410 West 61st Place, Suite 100 Mission, KS 66205	80,486	80,486	0	*
Alpha Capital Anstalt (20) c/o LH Financial Services Corp. 150 Central Park South, Second Floor New York, NY 10019 Attn: Ari Kloger	127,210	127,210	0	*
The Nutmeg Mercury Fund, L.L.L.P. (21) c/o The Nutmeg Group, LLC 3346 Commercial Ave. Northbrook, IL 60062 Attn: Randi White	106,008	106,008	0	*
Black Diamond Fund, LLLP (22) c/o Brandon S. Goulding 3346 Commercial Ave. Northbrook, IL 60062	169,614	169,614	0	*
Excalibur Limited Partnership(23) c/o William Hechter 33 Prince Arthur Avenue Toronto, Ontario, Canada 75R 1B2	169,614	169,614	0	*
Excalibur Limited Partnership II (24) c/o William Hechter 33 Prince Arthur Avenue Toronto, Ontario, Canada 75R 1B2	84,806	84,806	0	*
Outpoint Offshore Fund, Ltd. (25) c/o Outpoint Capital Management, LLC 237 Park Ave., Suite 900 New York, NY 10017	127,210	127,210	0	*

	Shares		Beneficial	Percentage of
	Beneficially	Maximum	Ownership	Common
	Owned Before	Number of	After the	Stock Owned
Name and Address	the Offering	Shares to be Sold	Offering (1)	After Offering (1)
Iroquois Master Fund Ltd. (26) c/o Iroquois Master Fund Ltd. 641 Lexington Ave. 26th Floor New York, NY 10022 Attn: Joshua Silverman	53,004	53,004	0	*
Suzette Doucet (27) c/o Doucet Asset Management, LLC 2204 Lakeshore Drive, Suite 218 Birmingham, AL 35209 Attn: Chris Doucet	21,201	21,201	0	*
James B. Lisle and W. Pauline Lisle (28) 500 NW 14th Street Oklahoma City, OK 73103	5,299	5,299	0	*
Donna H. Dodson (29) 230 Rodriguez St. A Santa Fe, NM, 87501-2908	21,201	21,201	0	*
Ultra DTD LLC (30) c/o Donna H. Dodson 230 Rodriguez St. A Santa Fe, NM, 87501-2908	10,600	10,600	0	*
Dan A. Boyington 1990 Rev. Trust (31) c/o Dan Boyington 609 Glenridge Rd. Edmond, OK 73013	12,720	12,720	0	*
Donald J. Timberlake (32) 1600 Elmhurst Oklahoma City, OK 73121	5,299	5,299	0	*
Jack Thompson IRA (33) 211 N. Robinson, Suite 200 Oklahoma City, OK 73102	5,299	5,299	0	*
Robert G. Rader & Judith T. Rader TTEES of the Rader Living Trust dtd. 9-2-97 (34) 7009 No. Shawnee Dr. Oklahoma City, OK 73116	5,299	5,299	0	*
O. Clifton Gooding (35) 3428 Hemlock Ave. Oklahoma City, OK 73121	5,299	5,299	0	*
William H. Garrett Rev. Trust (36) c/o Capital West Securities 211 N. Robinson, Ste. 200 Oklahoma City, OK 73102 Attn: Ann Garrett	5,299	5,299	0	*
Anne Wileman Workman Trust (37) 1814 Huntington Ave. Nichols Hills, OK 73116-5524	5,299	5,299	0	*
Restated Gene F. Boyd Rev. Living Trust DTD 1/20/00 (38) c/o Gene Boyd 712 Franklin Court Ardmore, OK 83401	10,600	10,600	0	*

	Shares		Beneficial	Percentage of
	Beneficially	Maximum	Ownership	Common
	Owned Before	Number of	After the	Stock Owned
Name and Address	the Offering	Shares to be Sold	Offering (1)	After Offering (1)
J. David Jensen, IRA (39) c/o J. David Jensen 1904 Huntington Ave. Oklahoma City, OK 73116	10,600	10,600	0	*
Robert O. McDonald (40) 1244 NW 63 Oklahoma City, OK 73111	12,000	12,000	0	*
Yuexing Zhu (41) Baiyun Road No. 220-1 Guiyang City, China 550008	42,403	42,403	0	*
Yong Ma (42) 4-2004 Taiyue Yuan Xiao Qu Zhichunlu, Haidian Beijing, China 100088	84,806	84,806	0	*
Xuan Zhao (43) Room 802, 258-12, Tiandeng Road Shanghai, China 200237	84,806	84,806	0	*
Quanfang Ji (44) 8314 Inverness Dr. Madison, WI 53717	24,000	24,000	0	*
Songling Gan (45) 1599 Unit 30 Flat 1602, Ding Xiang Road Shanghai, China 200135	127,212	127,212	0	*
Youliang Tang (46) 23-6D, Yitian Garden, Fuqiang Road Futian District, Shenzhen China 518000	169,614	169,614	0	*
Jianwei Huang (47) 3A-1001, Ming Xi Gu Garden No. 12, Gongye Road 6 Shenzhen, China	24,000	24,000	0	*
Columbia China Capital Group, Inc.(48) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	12,513	12,513	0	*
Yali Lin (49) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	21,858	21,858	0	*
Jingyan Liu (50) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	21,858	21,858	0	*
Zhenwei Ji (51) Mid-Section of Beihuan Road Junan County, Shandong Province, China 276600 Attn: Jinhua Zhang	367,807	367,807	0	*
Hong Kong Shun Ho Investment Group Limited (52) Unit 503, 5/FL, Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon Hong Kong Attn: Tan Wang	42,403	42,403	0	*

	Shares		Beneficial	Percentage of
	Beneficially	Maximum	Ownership	Common
	Owned Before	Number of	After the	Stock Owned
Name and Address	the Offering	Shares to be Sold	Offering (1)	After Offering (1)
Budworth Investments Ltd. (53) c/o Harbinger Venture Management Co., Ltd. 7F, No. 187, Tiding Blvd., Sec. 2, Neihu Taipei , Taiwan 114 R.O.C. Attn: Teh-Chien Chou	148,412	148,412	0	*
Harbinger (BVI) Venture Capital Corp.(54) c/o Harbinger Venture Management Co., Ltd. 7F, No. 187, Tiding Blvd., Sec. 2, Neihu Taipei , Taiwan 114 R.O.C. Attn: Teh-Chien Chou	275,623	275,623	0	*
Halter Financial Investments, L.P. (55) 12890 Hilltop Road Argyle, Texas 76226	110,029	110,029	0	*
Halter Financial Group, L.P. (56) 12890 Hilltop Road Argyle, Texas 76226	119,198	119,198	0	*
Chunhua Xiong (57) Floor 7, Room 702, 128 Prinsep Street, Singapore 188647	125,000	125,000	0	*
Heritage Management Consultants, Inc. (58) 101 Watersedge Hilton Head Island, SC, 29928	50,000	50,000	0	*
Sterne Agee & Leach, Inc. (59) 800 Shades Creek Parkway, Suite 700 Birmingham, Alabama 35209	342,531	342,531	0	*
Civilian Capital, Inc.(60) 220 E Buffalo St., Suite 403 Milwaukee, WI 53202	146,799	146,799	0	*
Total	9,195,628	8,838,716	356,912	1.4%

* Less than 1%

(1) Assumes that all securities offered are sold.

(2) Includes 696,833 shares of our common stock and 139,366 shares underlying a warrant to purchase shares of our common stock. Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Partners I, L.P. Mr. Feinberg has voting and investment control over the securities held by JLF Partners I, L.P.  Mr. Feinberg and JLF Asset Management LLC each beneficially owns 2,498,715 shares of our common stock and JLF Offshore Fund, Ltd. owns 1,369,934 shares of our common stock, as disclosed in a Schedule 13G/A filed with the SEC on August 28, 2008.

(3) Includes 49,117 shares of our common stock and 9,823 shares underlying a warrant to purchase shares of our common stock. Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Partners II, L.P. Mr. Feinberg has voting and investment control over the securities held by JLF Partners II, L.P. Mr. Feinberg and JLF Asset Management LLC each beneficially owns 2,498,715 shares of our common stock and JLF Offshore Fund, Ltd. owns 1,369,934 shares of our common stock, as disclosed in a Schedule 13G/A filed with the SEC on August 28, 2008.

(4) Includes 844,185 shares of our common stock and 168,837 shares underlying a warrant to purchase shares of our common stock. Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Offshore Fund, Ltd. Mr. Feinberg has the sole voting and investment voting and investment control over the securities held by JLF Off Shore Fund, Ltd.  Mr. Feinberg and JLF Asset Management LLC each beneficially owns 2,498,715 shares of our common stock and JLF Offshore Fund, Ltd. owns 1,369,934 shares of our common stock, as disclosed in a Schedule 13G/A filed with the SEC on August 28, 2008.

(5) Includes 95,345 shares of our common stock and 19,069 shares underlying a warrant to purchase shares of our common stock. Randy Saluck has sole voting and investment control over the securities held by Mortar Rock Offshore, Ltd.

(6) Includes 258,017 shares of our common stock and 51,603 shares underlying a warrant to purchase shares of our common stock. Randy Saluck has sole voting and investment control over the securities held by Mortar Rock Capital, LP.

(7) Includes 85,001 shares of our common stock and 17,000 shares underlying a warrant to purchase shares of our common stock. Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Guerrilla Partners, LP and have voting power and investment power over securities held by Guerrilla Partners, LP.

(8) Includes 106,002 shares of our common stock and 21,200 shares underlying a warrant to purchase shares of our common stock. Peter Siris and Leigh Curry are the Managing Directors of Guerrilla Capital Management, LLC, which is the General Partner of Hua - Mei 21st Century Partners, LP and have voting power and investment power over securities held by Hua -Mei 21st Century Partners, LP.

(9) Includes 353,363 shares of our common stock and 70,672 shares underlying a warrant to purchase shares of our common stock.

(10) Includes 35,336 shares of our common stock and 7,067 shares underlying a warrant to purchase shares of our common stock.

(11) Includes 100,001 shares of our common stock and 20,000 shares underlying a warrant to purchase shares of our common stock. Rima Salam has sole voting and investment control over the securities held by Silver Rock I, Ltd.

(12) Includes 309,477 shares of our common stock and 61,895 shares underlying a warrant to purchase shares of our common stock. Dick Keim has sole voting and investment control over the securities held by Kensington Partners, LP.

(13) Includes 14,210 shares of our common stock and 2,842 shares underlying a warrant to purchase shares of our common stock. Dick Keim has sole voting and investment control over the securities held by Bald Eagle Fund, Ltd.

(14) Includes 10,900 shares of our common stock and 2,180 shares underlying a warrant to purchase shares of our common stock.

(15) Includes 18,775 shares of our common stock and 3,755 shares underlying a warrant to purchase shares of our common stock.

(16) Includes 70,672 shares of our common stock and 14,134 shares underlying a warrant to purchase shares of our common stock.

(17) Includes 424,036 shares of our common stock and 84,807 shares underlying a warrant to purchase shares of our common stock. Carlyle-Blue Wave Partners Management, LP (“CBWPM”) is the investment manager for Carlyle Multi-Strategy Master Fund, Ltd. and has been granted investment discretion over its portfolio investments, including the securities referenced in this prospectus. Ralph Reynolds and Richard Goldsmith are the managing members of a managing member of the general partner of CBWPM, and each of Mr. Goldsmith, Mr. Reynolds, and CBWPM may thereby be deemed to have beneficial ownership of such securities. To the extent permitted by law, Mr. Goldsmith, Mr. Reynolds, CBWPM and any entities controlled by any of them, each disclaim any beneficial interest in such securities.

(18) Includes 1,012,411 shares of our common stock and 265,946 shares underlying a warrant to purchase shares of our common stock. Kent C. McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General

Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Fund, L.P.

(19) Includes 63,742 shares of our common stock and 16,744 shares underlying a warrant to purchase shares of our common stock. Kent C. McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Co-Invest Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Co-Invest Fund, L.P.

(20) Includes 106,009 shares of our common stock and 21,201 shares underlying a warrant to purchase shares of our common stock. Konrad Ackerman has sole voting and investment control over the securities held by Alpha Capital Anstalt.

(21) Includes 88,340 shares of our common stock and 17,668 shares underlying a warrant to purchase shares of our common stock. Randy Goulding has sole voting and investment control over the securities held by The Nutmeg Mercury Fund, L.L.L.P.

(22) Includes 141,345 shares of our common stock and 28,269 shares underlying a warrant to purchase shares of our common stock. Brandon Goulding has sole voting and investment control over the securities held by Black Diamond Fund, LLLP.

(23) Includes 141,345 shares of our common stock and 28,269 shares underlying a warrant to purchase shares of our common stock. Will Hecther has sole voting and investment control over the securities held by Excalibur Limited Partnership.

(24) Includes 70,672 shares of our common stock and 14,134 shares underlying a warrant to purchase shares of our common stock. Will Hecther has sole voting and investment control over the securities held by Excalibur Limited Partnership II.

(25) Includes 106,009 shares of our common stock and 21,201 shares underlying a warrant to purchase shares of our common stock. Jordan A. Grayson has sole voting and investment control over the securities held by Outpoint Offshore Fund, Ltd.

(26) Includes 44,170 shares of our common stock and 8,834 shares underlying a warrant to purchase shares of our common stock. Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(27) Includes 17,668 shares of our common stock and 3,533 shares underlying a warrant to purchase shares of our common stock.

(28) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock.

(29) Includes 17,668 shares of our common stock and 3,533 shares underlying a warrant to purchase shares of our common stock.

(30) Includes 8,834 shares of our common stock and 1,766 shares underlying a warrant to purchase shares of our common stock. Donna H. Dodson has sole voting and investment control over the securities held by Ultra DTD LLC.

(31) Includes 10,600 shares of our common stock and 2,120 shares underlying a warrant to purchase shares of our common stock. Dan A. Boyington has sole voting and investment control over the securities held by Dan A. Boyington 1990 Rev. Trust.

(32) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock.

(33) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock. Jack Thompson has sole voting and investment control over the securities held by Jack Thompson IRA.

(34) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock. Robert G. Rader and Judith T. Rader collectively may be deemed to share voting and investment control over the securities held by Robert G. Rader & Judith T. Rader TTEES of the Rader Living Trust dtd. 9-2-97.

(35) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock.

(36) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock. Ms. Garrett has sole voting and investment control over the securities held by William H. Garrett Rev. Trust.

(37) Includes 4,416 shares of our common stock and 883 shares underlying a warrant to purchase shares of our common stock. Anne Wileman Workman has sole voting and investment control over the securities held by Anne Wileman Workman Trust.

(38) Includes 8,834 shares of our common stock and 1,766 shares underlying a warrant to purchase shares of our common stock. Gene F. Boyd has sole voting and investment control over the securities held by Restated Gene F. Boyd Rev. Living Trust DTD 1/20/00.

(39) Includes 8,834 shares of our common stock and 1,766 shares underlying a warrant to purchase shares of our common stock. J. David Jensen has sole voting and investment control over the securities held by J. David Jensen, IRA.

(40) Includes 10,000 shares of our common stock and 2,000 shares underlying a warrant to purchase shares of our common stock.

(41) Includes 35,336 shares of our common stock and 7,067 shares underlying a warrant to purchase shares of our common stock.

(42) Includes 70,672 shares of our common stock and 14,134 shares underlying a warrant to purchase shares of our common stock.

(43) Includes 70,672 shares of our common stock and 14,134 shares underlying a warrant to purchase shares of our common stock.

(44) Includes 20,000 shares of our common stock and 4,000 shares underlying a warrant to purchase shares of our common stock.

(45) Includes 106,010 shares of our common stock and 21,202 shares underlying a warrant to purchase shares of our common stock.

(46) Includes 141,345 shares of our common stock and 28,269 shares underlying a warrant to purchase shares of our common stock.

(47) Includes 20,000 shares of our common stock and 4,000 shares underlying a warrant to purchase shares of our common stock.

(48) Includes 10,428 shares of our common stock and 2,085 shares underlying a warrant to purchase shares of our common stock. James Tie Li is the Managing Director of Columbia China Capital Group, Inc. Mr. Li has sole voting and investment control over the securities held by Columbia China Capital Group, Inc.

(49) Includes 18,215 shares of our common stock and 3,643 shares underlying a warrant to purchase shares of our common stock.

(50) Includes 18,215 shares of our common stock and 3,643 shares underlying a warrant to purchase shares of our common stock.

(51) Includes 306,506 shares of our common stock and 61,301 shares underlying a warrant to purchase shares of our common stock.

(52) Includes 35,336 shares of our common stock and 7,067 shares underlying a warrant to purchase shares of our common stock. Dan Wong has sole voting and investment control over the securities held by Hong Kong Shun Ho Investment Group Limited.

(53) Includes 123,677 shares of our common stock and 24,735 shares underlying a warrant to purchase shares of our common stock. Chou Teh-Chien has sole voting and investment control over the securities held by Budworth Investments Ltd.

(54) Includes 229,686 shares of our common stock and 45,937 shares underlying a warrant to purchase shares of our common stock. Chou Teh-Chien has sole voting and investment control over the securities held by Harbinger (BVI) Venture Capital Corp.

(55) Includes 110,029 shares of our common stock owned by Halter Financial Investments, L.P., or HFI, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(56) Includes 119,198 shares of our common stock owned by Halter Financial Group, L.P., or HFG, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC.

(57) Chunhua Xiong is the consultant who provided has been engaged to assist the Company in its efforts to consummate a combination transaction with a privately held business entity.

(58) Jim Groh is the President and owner and has voting and investment power over securities held by Heritage Management Consultants, Inc.

(59) Represents shares underlying a warrant for the purchase of 342,530 shares of our common stock in the aggregate for services in connection with the private placement. Ryan Medo has sole voting and investment control over the securities held by Sterne Agee & Leach, Inc.

(60) Represents shares underlying a warrant for the purchase of 146,799 shares of our common stock in the aggregate for services in connection with the private placement. Civilian Capital, Inc. is owned by Civilian Pictures, Inc. and Peter McDonnell and Barry Poltermann have voting and investment power over securities held by Civilian Pictures, Inc.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of September 15, 2008 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of American Lorain Corporation, Beihuan Road, Junan County, Shandong, China 276600.

			Amount &
			Nature of
Name & Address of			Beneficial	Percent of
Beneficial Owner	Office, If Any	Title of Class	Ownership (1)	Class (2)

Officers and Directors
	Director and
	Chief Executive
Mr. Si Chen	Officer	Common Stock $0.001 par value	14,677,084	58.89%
Mr. Xiandong Zhou	President	Common Stock $0.001 par value	0	0%

Mr. Yilun Jin[3]	Chief Financial Officer	Common Stock $0.001 par value	5,000	*
	Chief Operating
Mr. Yundong Lu	Officer and Director	Common Stock $0.001 par value	0	0%
Mr. Hao Chen	Director	Common Stock $0.001 par value	0	0%
Mr. David Yaudoon Chiang	Director	Common Stock $0.001 par value	0	0%
Mr. Maoquan Wei	Director	Common Stock $0.001 par value	0	0%
All officers and directors
as a group
(7 persons named above)		Common Stock $0.001 par value	14,682,084	58.89%
5% Securities Holder
Mr. Hisashi Akazawa [4]		Common Stock $0.001 par value	16,307,872	65.43%
Jeffrey L. Feinberg [5]		Common Stock $0.001 par value	2,498,715	9.89%
JLF Asset Management, L.L.C [5]		Common Stock $0.001 par value	2,498,715	9.89%
JLF Offshore Fund, Ltd. [5]		Common Stock $0.001 par value	1,369,934	5.46%
Jayhawk Private Equity Fund,
L.P. (“JPEF”) [6]		Common Stock $0.001 par value	1,595,677	6.4%
Jayhawk Private Equity GP, L.P.
(“JPEGP”) [6]		Common Stock $0.001 par value	1,696,143	6.8%
Jayhawk Capital Management,
L.L.C. (“JCM) [6]		Common Stock $0.001 par value	1,696,143	6.8%
Kent C. McCarthy [6]		Common Stock $0.001 par value	1,696,143	6.8%
Jayhawk Private Equity Co-
Invest Fund, L.P. (“JPECF”) [6]		Common Stock $0.001 par value	100,466	0.4%
Mr. Si Chen [4]		Common Stock $0.001 par value	14,677,084	58.89%
Total Shares Owned by Persons Named above
		Common Stock $0.001 par value	21,330,246	85.52%

* Less than 1%

1 Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2 A total of 25,172,640 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d) (1). The 24,935,421 shares of common stock does not include 1,869,727 shares issuable upon the exercise of certain warrants held by selling stockholders. For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3 Mr. Jin owns a total of 5,000 shares of our common stock granted subject to the employment agreement entered on September 22, 2008. Mr. Jin will receive an additional 5,000 shares of the Company's common stock on each of September 22, 2009 and September 22, 2010.

4 Mr. Akazawa owns a total of 16,307,872 shares of our common stock and Mr. Chen owns a total of 0 shares of our common stock. Mr. Akazawa has granted our sole director and Chief Executive Officer, Mr. Chen, the right to purchase a total of 14,677,085 shares of our common stock in accordance with the terms of an option agreement between Mr. Akazawa and Mr. Chen.

5 Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC, which serves as the management company and/or investment manager to JLF Partners I, L.P., JLF Partners II, L.P., and JLF Offshore Fund, Ltd. JLF Partners I, L.P. owns 836,199 shares of our common stock, JLF Partners II, L.P. owns 58,940 shares of our common stock and JLF Offshore Fund, Ltd. Owns 1,369,934 shares of our common stock. Mr. Feinberg has voting and investment control over the securities held by JLF Partners I, L.P. In the aggregate, Mr. Feinberg and JLF Asset Management LLC each beneficially owns 2,498,715 shares of our common stock and JLF Offshore Fund, Ltd. owns 1,369,934 shares of our common stock, as disclosed in a Schedule 13G/A filed with the SEC on August 28, 2008.

6 JPEF owns 1,595,677 shares of our common stock and its affiliate JPECF owns 100,466 shares of our common stock. Mr. McCarthy is the manager of and controls JCM. JCM is the general partner of JPEGP and as a result controls JPEGP. JPEGP is the general partner of JPEF and as a result controls JPEF. JPEGP is the general partner of JPECF and as a result controls JPECF. The shares includes 1,329,731 shares of common stock, par value $0.001 per share, and 265,946 warrants that are exercisable within 60 days of the filing of this report held by the Jayhawk Private Equity Fund, L.P. and 83,722 shares of common stock, par value $0.001, and 16,744 warrants that are exercisable within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.001 per share.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that the persons receiving the greatest number of votes shall be elected as the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Pursuant to a Preferred Stock Purchase Agreement with Halter Financial Investments, L.P., dated April 5, 2007, we paid a special cash dividend in the aggregate amount of $415,000, or $0.18 per share, to holders of common stock outstanding on April 16, 2007. Other than the special dividend discussed previously, our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

We have obtained the written consent of a majority in interest of our stockholders approving an amendment and restatement of our Restated Certificate of Incorporation that, among other things, increases our authorized common stock from 20 million to 200 million shares and effectuates a 1-for-32.84 reverse stock split of our common stock. We filed this amendment with the Delaware Secretary of State on July 17, 2007.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock. We may issue shares of preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change in control.

In connection with the Amendment to the Certificate of Incorporation, all shares of our Series A Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock were converted in shares of Common Stock. We currently have no shares of Preferred Stock outstanding.

Warrants

We have granted a group of accredited investors and the placement agent and its designee three-year warrants to purchase 1,875,159 shares of our Common Stock exercisable at $4.25 per share.

We issued warrants to Sterne Agee & Leach, Inc.'s designee, for the purchase of up to an aggregate of 489,330 shares of our common stock, which warrants are for a term of 3 years from issuance and have an exercise price of $4.25 per share, and include piggyback registration rights to register such shares.

The exercise price of the foregoing warrants was determined based on the offering price of our common stock sold in the private placement transaction completed on May 3, 2007.

Transfer Agent and Registrar

Our independent stock transfer agent is Interwest Transfer Company, Inc. Their mailing address is 1981 East Holladay Blvd., P.O. Box 17136, Salt Lake City, UT 84117. Their phone number is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 17, 2008, we had 25,172,640 shares of common stock issued and outstanding.

Shares Covered by this Prospectus

All of the 8,838,716 shares of common stock being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of which this prospectus is a part is, and remains, effective.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of our common stock or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

However, since our shares are quoted on the OTC Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above. If in the future our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

We believe that all of our outstanding shares may currently be sold in reliance on Rule 144.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Any selling stockholders who are affiliated with broker-dealers and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such selling stockholders, broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

EXPERTS

The consolidated financial statements included in this prospectus and in the registration statement have been audited by Samuel H. Wong & Co., LLP, Certified Public Accountants, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC's website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (“FORMERLY MILLENIUM QUEST”)

AUDITED CONDENSED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006, AND 2005

(Stated in US Dollars)

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (“FORMERLY MILLENIUM QUEST”)

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
American Lorain Corporation

We have audited the accompanying condensed balance sheets of American Lorain Corporation (parent-only) (formerly “Millennium Quest”) (the “Company”) as of December 31, 2007, 2006, and 2005, and the related condensed statements of income, stockholders' equity and cash flows for the years then ended. These condensed financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the condensed financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the condensed financial statements referred to above present fairly, in all material respects, the financial position of American Lorain Corporation (parent-only) (formerly “Millennium Quest”) as of December 31, 2007, 2006, and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the condensed financial statements, the Company has a material portion of its assets in the People's Republic of China. Accordingly, the assets are subject to restrictions to their use.

South San Francisco, California	Samuel H. Wong & Co., LLP
July 21, 2008	Certified Public Accountants

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (FORMERLY “MILLENIUM QUEST”)

CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

		December	December	December
	Note	31, 2007	31, 2006	31, 2005
ASSETS

Cash		$5,268	$-	$-

Investment in Subsidiaries	2	24,206,923	6,864,553	6,864,553

TOTAL ASSETS		$24,212,191	$6,864,553	$6,864,553

Total Liabilities		-	-	-

Common Stock, $0.001 par value, 200,000,000 shares authorized; 24,923,178 and 17,932,777 shares issued and outstanding as of December 31, 2007, 2006, and 2005		24,923	17,933	17,933
Additional paid-in capital		24,187,268	6,846,620	6,846,620
Statutory reserves		-	-	-
Retained earnings		-	-	-
Accumulated other comprehensive income

Total Equity		24,212,191	6,864,553	6,864,553

TOTAL LIABILITIES & EQUITY		$24,212,191	$6,864,553	$6,864,553

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (FORMERLY “MILLENIUM QUEST”)

CONDENSED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

	Note	December 31, 2007	December 31, 2006	December 31, 2005

Revenues		$-	$-	$-
Operating Expenses		-	-	-

Net Income (Loss)		$-	$-	$-

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (FORMERLY “MILLENIUM QUEST”)

CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (Stated in US Dollars)

						Accumulated
	Number		Additional			Other
	of	Common	Paid-in	Statutory	Retained	Comprehensive
	Shares	Stock	Capital	Reserves	Earnings	Income	Total
Balance, January 1, 2005	17,932,777	17,933	6,846,620	-	-	-	6,864,553
Net Income		-			-		-
Balance, December 31, 2005	17,932,777	17,933	6,846,620	-	-	-	6,864,553

Balance, January 1, 2006	17,932,777	17,933	6,846,620	-	-	-	6,864,553
Net Income		-			-		-
Balance, December 31, 2006	17,932,777	17,933	6,846,620	-	-	-	6,864,553

Balance, January 1, 2007	17,932,777	17,933	6,846,620	-	-	-	6,864,553
Issuance of Common Stock for Cash in Private Placement Transaction & Reverse Merger Transaction	6,990,401	6,990	17,340,648				17,347,638
Net Income					-		-
Appropriations to Statutory Reserves							-
Foreign Currency Translation Adjustment							-
Balance, December 31, 2007	24,923,178	24,923	24,187,268	-	-	-	24,212,191

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (FORMERLY “MILLENIUM QUEST”)

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

	December 31, 2007	December 31, 2006	December 31, 2005

Cash Flows from Operating Activities	$-	$-	$-

Increase in investment in PRC operating subsidiaries	(17, 342,370)	-	-

Cash Flows from Investing Activities	(17, 342,370)	-	-

Cash left in the shell that was added to additional paid in capital related to retroactive restatement of the financial statements resulting from the reverse merger transaction	5,268	-	-
Issuance of common stock in private placement	6,990
Increase in additional paid in capital from private placement	17,335,380	-	-

Cash Flows from Financing Activities	17,347,638	-	-

Net Cash Sourced	5,268	-	-

Beginning Balance of Cash & Equivalents	-	-	-

Ending Balance of Cash & Equivalents	$5,268	$-	$-

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION (PARENT-ONLY) (FORMERLY “MILLENIUM QUEST”)

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

1.

ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPAL ACTIVITIES

(a)

Organization history of American Lorain Corporation (formerly known as Millennium Quest, Inc.)

American Lorain Corporation (the “Company” or “ALC”) is a Delaware corporation incorporated on February 4, 1986.  From inception through May 3, 2007, the Company did not engage in any active business operations other than in search and evaluation of potential business opportunity to become an acquiree of a reverse-merger deal which it has done as described in “(c) Reverse-Merger”.  The Company's current purpose is to serve as the ultimate parent holding company of operating subsidiaries described in “(b) Organization History of International Lorain Holding Inc. and its subsidiaries”.

(b)

Organization History of International Lorain Holding Inc. and its subsidiaries

International Lorain Holding Inc. (“ILH”) is a Cayman Islands company incorporated on August 4, 2006 and was until May 3, 2007 wholly-owned by Mr. Hisashi Akazawa.  Through restructuring and acquisition in 2006, the Company presently has two direct wholly-owned subsidiaries, Junan Hongrun and Luotian Lorain, and one indirectly wholly-owned subsidiary through Junan Hongrun, which is Beijing Lorain.

In addition, the Company directly and indirectly has 80.2% ownership of Shandong Lorain.  The rest of the 19.8%, which is owned by the State under the name of Shandong Economic Development Investment Co. Ltd., is not included as a part of the Group.

(c)

Reverse-Merger

On May 3, 2007, the Company entered into a share exchange agreement with International Lorain Holding Inc. (“ILH”) whereby the Company consummated its acquisition of ILH by issuance of 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange of 5,099,503 ILH shares.  Concurrently on May 3, 2007, the Company also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a “beneficial owner”) whereby the Company issued 319,913 (after reverse-split at 32.84 from 10,508,643) common shares to its shareholders as consideration of the Company's reverse-merger with Lorain.

The share exchange transaction is referred to hereafter as the “reverse-merger transaction.”  The share exchange transaction has been accounted for as a recapitalization of ALC where the Company (the legal acquirer) is considered the accounting acquiree and ILH (the acquiree) is considered the accounting acquirer.  As a result of this transaction, the Company is deemed to be a continuation of the business of ILH.  The accompanying (parent-only) condensed financial statements have been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented in order to reflect the financial position and operating results of the holding entity in its current form.

2.

Restriction on Company Assets

Doing Business in China

Substantially all of the Company assets at December 31, 2007, 2006, and 2005 were located in the People's Republic of China (“PRC”).  These assets which are denominated in the local functional currency of Renminbi (“RMB”), bare the risk of governmental restriction over them being easily converted to US dollars or other foreign currencies, and subsequently being remitted to the United States and other foreign countries.  Such restrictions may affect the Company's ability to pay dividends, return capital or make other such payments to individuals and entities abroad.  The PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. The Chinese regulatory authorities may impose more stringent restrictions on the convertibility of the Renminbi in the future.

Foreign exchange accounts are separated into two types: (1) current account, and (2) capital account.  The current account is used for remittance and acceptance of funds that are typically related to the Company's normal operations which may include the purchase of materials and products from overseas, the receipt of revenues for sales to overseas customers, and the payment of interest to foreign creditors.  These receipts and remittances must be supported by documents such as valid vouchers and commercial bills.  The strength of the supporting documents to a remittances advice is critical to the acceptance of the advice by the Bank.  A capital account is a bank account designated for the acceptance of funds related to foreign investment capital or loan principal that is to be employed under specific investment projects that have been disclosed to and approved by the PRC government.   Foreign-funded enterprises that have been terminated in accordance with law shall be liquidated according to relevant state regulations. The Renminbi left to the foreign investor after payment of taxes can be used to buy foreign exchanges from banks designated to handle foreign exchange businesses to be remitted or taken abroad.

The payment of cash dividends can be subject to the following circumstances: (1) if the Company was a foreign joint venture, and the venture has reached its termination date funds may be remitted abroad subject to exchange control regulations on an after tax basis, and (2) for the remittance of after tax profits or bonuses, the approval of payment is subject to:  ”the strength of the written application, the Foreign Debt Registration Certificates, written resolutions of the board of directors on profit distribution, the report of the verification of capital issued by an accountant firm, the audit report on the profits, and the Tax Certificate, etc.”

In order to remit loan principal, which is considered capital account item, application with the PRC is required.  To be enclosed with an application should be the loan contract, notices for repayment of principal, and Foreign Debt Registration Certificates.

AMERICAN LORAIN CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006, AND 2005

(Stated in US Dollars)

AMERICAN LORAIN CORPORATION

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To:

The Board of Directors and Stockholders of
American Lorain Corporation

We have audited the accompanying consolidated balance sheets of American Lorain Corporation as of December 31, 2007, 2006, and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Lorain Corporation as of December 31, 2007, 2006, and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

South San Francisco, California
February 26, 2008

Samuel H. Wong & Co., LLP
Certified Public Accountants

AMERICAN LORAIN CORPORATION

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

	Note	2007	2006	2005
ASSETS
Current assets
Cash and Cash equivalents		$6,769,973	$2,290,676	$7,429,038
Restricted Cash	3	2,021,839	2,549,321	2,838,067
Short-term Investment		7,246	26,620	16,476
Trade accounts receivable	4	32,859,688	11,805,231	7,992,923
Other receivables	5	7,552,976	4,683,630	6,336,056
Inventory	6	17,903,344	12,294,354	15,451,754
Advance to Suppliers		5,357,951	2,406,160	2,807,961
Prepaid Expenses and
Taxes		916,774	38,375	-

Total current assets		$73,389,790	$36,094,367	$42,872,275

Property, plant and		24,022,181	13,517,908	10,289,333
equipment, net	7
Land use rights, net	8	3,047,021	2,777,475	1,331,751

TOTAL ASSETS		$100,458,992	$52,389,750	$54,493,359

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities

Short-term bank loans	9	$24,077,504	$23,137,648	$22,675,029

Notes payable	10	2,734,444	3,466,581	3,765,452
Accounts payable		6,251,833	2,327,620	3,275,965

Income tax payable		1,121,528	402,216	305,021
Current maturities of long
term debts	12	-	5,117	-
Accrued liabilities and
other payables	11	16,784,108	2,570,263	2,765,249
Customers deposits		957,642	843,091	489,675

Total current liabilities		$51,927,058	$32,752,536	$33,276,391

Long-term bank loans	12	102,542	105,560	-

TOTAL LIABILITIES		$52,029,600	$32,858,096	$33,276,391

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

	Note	2007	2006	2005
Minority interests	13	$3,887,021	$2,922,355	$2,500,186
STOCKHOLDERS' EQUITY
Common Stock, $0.001 par value,
200,000,000 shares authorized;
24,923,178 and 17,932,777 shares
issued and outstanding as of
December 31, 2007, 2006, and
2005	14	24,923	17,933	17,933
Additional paid-in-capital		24,187,268	6,846,620	11,820,441
Statutory reserves		4,497,647	4,439,604	2,787,212
Retained earnings		13,985,824	4,298,947	3,593,433
Accumulated other comprehensive
Income		1,846,708	1,006,195	497,763

		$44,542,370	$16,609,299	$18,716,782

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY		$100,458,992	$52,389,750	$54,493,359

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

	Note	2007	2006	2005

Net revenues		$82,094,963	$49,560,957	$30,195,144
Cost of revenues		(61,932,474)	(37,533,260)	(22,250,332)

Gross profit		$20,162,490	$12,027,697	$7,944,812

Operating expenses
Selling and marketing
expenses		(2,623,138)	(1,440,941)	(1,089,423)
General and administrative
expenses		(2,864,813)	(1,932,729)	(1,197,962)

Operating Income		$14,674,539	$8,654,027	$5,657,427

Investment income		4,769	-	-
Government subsidy income		1,373,280	481,403	319,530
Interest income		209,010	165,648	122,077
Other income		155,467	-	-
Other expenses		(1,445,780)	(133,635)	(18,344)
Interest Expense		(2,376,088)	(1,834,246)	(1,518,518)

Earnings before tax		$12,595,196	$7,333,197	$4,562,172
Income tax	15	(2,134,916)	(1,064,379)	(324,580)

Income before minority
interests	$10,460,279	$6,268,818	$4,237,592
Minority interests	(715,359)	(340,328)	(22,915)
Net income	9,744,920	5,928,490	4,214,677

Earnings per share
Basic	$0.43	$0.33	$0.24
Diluted	$0.42	$0.33	$0.24

Weighted average shares
outstanding
Basic	22,554,210	17,932,778	17,932,778
Diluted	23,177,268	17,932,778	17,932,778

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005 (Stated in US Dollars)

						Accumulated
	Number		Additional			Other
	of	Common	Paid-in	Statutory	Retained	Comprehensive
	Shares	Stock	Capital	Reserves	Earnings	Income	Total
Balance, January 1, 2005	17,932,777	17,933	2,938,639	2,416,659	8,874,915	55,942	14,304,088
Net Income		-			4,214,677		4,214,677
Increase in APIC from the increase in registered capital in the PRC, net of minority interest		-	8,881,802				8,881,802
Appropriations to Statutory Reserves		-		370,553	(370,553)		0
Dividends		-			(9,125,607)		(8,683,786)
Foreign Currency Translation Adjustment		-				441,821	-
Balance, December 31, 2005	17,932,777	17,933	11,820,441	2,787,212	3,593,433	497,763	18,716,781

Balance, January 1, 2006	17,932,777	17,933	11,820,441	2,787,212	3,593,433	497,763	18,716,781
Net Income		-			5,928,490		5,928,490
Consolidation elimination of investments in subsidiaries against APIC		-	(4,973,821)				(4,973,821)
Appropriations to Statutory Reserves		-		1,652,393	(1,652,393)		-
Dividends		-			(3,570,583)		(3,570,583)
Foreign Currency Translation Adjustment		-				508,432	508,431
Balance, December 31, 2006	17,932,777	$ 17,933	$ 6,846,620	$ 4,439,604	$ 4,298,947	$ 1,006,195	$ 16,609,299

Balance, January 1, 2007	17,932,777	$ 17,933	$ 6,846,620	$ 4,439,604	$ 4,298,947	$ 1,006,195	$ 16,609,299
Issuance of Common Stock for Cash	6,990,401	6,990	17,340,648				17,347,638
Net Income					9,744,920		9,744,920
Appropriations to Statutory Reserves				58,043	(58,043)		-
Foreign Currency Translation Adjustment						840,513	840,513
Balance, December 31, 2007	24,923,178	24,923	24,187,268	4,497,647	13,985,824	1,846,708	44,542,370

	Comprehensive	Comprehensive	Comprehensive
	Income	Income	Income
	2007	2006	2005	Totals
Net Income	9,744,920	5,928,490	4,214,677	19,888,087

Foreign
Currency
Translation
Adjustment	840,513	508,431	441,821	1,790,765

	10,585,433	6,436,921	4,656,498	21,678,852

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(Stated in US Dollars)

	2007	2006	2005
Cash flows from operating activities
Net income	$9,744,920	$5,928,490	$4,214,677
Minority interest	964,666	340,328	22,914
Fire Loss	1,392,379	-	-
Depreciation	802,927	579,736	515,495
Amortization	17,798	48,038	33,468
(Increase)/decrease in accounts & other
receivables	(23,809,252)	(1,840,469)	(13,270,141)
(Increase)/decrease in inventories	(8,560,781)	3,587,757	(786,131)
Increase/(decrease) in accounts and other
payables	15,862,094	(673,977)	8,829,105

Net cash (used in)/provided by operating
activities	$(3,585,249)	$7,969,903	$(440,613)

Cash flows from investing activities
Purchase of plant and equipment	(7,657,346)	(3,421,639)	(1,791,731)
Purchase of biological assets	(2,784,136)	-	-
Increase of construction in progress	(2,258,097)	-	-
(Increase)/decrease in restricted cash	527,482	373,788	(1,210,599)
Payment of land use rights	(287,344)	(1,421,291)	(6,492)
Investments in securities	19,374	(7,857,172)	(6,461)

Net cash used in investing activities	$(12,440,067)	$(12,326,314)	$(3,015,283)

Cash flows from financing activities

	2007	2006	2005
Issue of common stock	17,347,638	2,855,765	11,501,969
Dividend paid	-	(3,575,032)	(9,125,596)
Bank borrowings	25,645,795	24,744,115	22,460,266
Bank repayment	(23,329,333)	(24,946,473)	(18,903,904)

Net cash provided by/(used in) financing
Activities	$19,664,100	$(921,625)	$5,932,735
Net in cash and cash equivalents
(used)/sourced	3,638,784	(5,278,036)	2,476,839

Effect of foreign currency translation on
cash
and cash equivalents	840,513	139,674	200,061

Cash and cash equivalents–beginning of
year	2,290,676	7,429,038	4,752,138

Cash and cash equivalents–end of year	$6,769,973	$2,290,676	$7,429,038

Supplementary cash flow information:
Interest received	$209,010	$165,648	$122,077
Interest paid	2,293,442	1,791,272	1,559,400
Taxes Paid	740,943	-	-

The accompanying notes are an integral part of these financial statements.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

1.	ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPAL ACTIVITIES

(a)	Organization history of American Lorain Corporation (formerly known as Millennium Quest, Inc.)

American Lorain Corporation (the “Company” or “ALC”) is a Delaware corporation incorporated on February 4, 1986. From inception through May 3, 2007, the Company did not engage in any active business operations other than in search and evaluation of potential business opportunity to become an acquiree of a reverse-merger deal.

(b)	Organization History of International Lorain Holding Inc. and its subsidiaries

International Lorain Holding Inc. (“ILH”) is a Cayman Islands company incorporated on August 4, 2006 and was until May 3, 2007 wholly-owned by Mr. Hisashi Akazawa. Through restructuring and acquisition in 2006, the Company presently has two direct wholly-owned subsidiaries, Junan Hongrun and Luotian Lorain, and one indirectly wholly-owned subsidiary through Junan Hongrun, which is Beijing Lorain.

In addition, the Company directly and indirectly has 80.2% ownership of Shandong Lorain. The rest of the 19.8%, which is owned by the State under the name of Shandong Economic Development Investment Co. Ltd., is not included as a part of the Group.

(c)	Reverse-Merger

On May 3, 2007, the Company entered into a share exchange agreement with International Lorain Holding Inc. (“ILH”) whereby the Company consummated its acquisition of ILH by issuance of 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange of 5,099,503 ILH shares. Concurrently on May 3, 2007, the Company also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a “beneficial owner”) whereby the Company issued 319,913 (after reverse-split at 32.84 from 10,508,643) common shares to its shareholders as consideration of the Company's reverse-merger with Lorain.

The share exchange transaction is referred to hereafter as the “reverse-merger transaction.” The share exchange transaction has been accounted for as a recapitalization of ALC where the Company (the legal acquirer) is considered the accounting acquiree and ILH (the acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of ILH.

Accordingly, the accompanying consolidated financial statements are those of the accounting acquirer, ILH. The historical stockholders' equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented. See also Note 14 Capitalization.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

(d)	Business Activities

The Company develops, manufactures, and sells convenience foods (such as cut fruit and premixed salads, which are known as lightly processed; ready-to-cook (or RTC) meals; ready-to-eat (or RTE) meals and meals ready-to-eat (or MRE); chestnut products; and frozen, canned, and bulk foods, in hundreds of varieties. The Company operates through indirect Chinese subsidiaries. The products are sold in 19 provinces and administrative regions in China and 23 foreign countries. Food products are categorized into three types: (1) chestnut products, (2) convenience food, and (3) frozen, canned, and bulk food.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Method of Accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

(b)	Principles of consolidation

The consolidated financial statements which include the Company and its subsidiaries are compiled in accordance with generally accepted accounting principles in the United States of America. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries; ownership interests of minority investors are recorded as minority interests.

As of December 31, 2007, the detailed identities of the consolidating subsidiaries are as follows:

	Place of	Attributable
	incorporat	equity	Registered
Name of Company	ion	interest %	capital

Shandong Green Foodstuff Co., Ltd	PRC	80.2	$12,901,823	(RMB 100,860,000)

Luotian Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)

Junan Hongrun Foodstuff Co., Ltd	PRC	100	$2,430,445	(RMB 19,000,000)

Beijing Green Foodstuff Co., Ltd	PRC	100	$1,279,181	(RMB 10,000,000)

(c)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d)	Economic and political risks

The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(e)	Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(f)	Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	40 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(g)	Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss.

(h)	Construction in progress

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

(i)	Investment securities

The Company classifies its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(j)	Inventories

Inventories consisting of finished goods and raw materials are stated at the lower of cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(k)	Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(l)	Customer deposits

Customer deposits were received from customers in connection with orders of products to be delivered in future periods.

(m)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(n)	Advertising

All advertising costs are expensed as incurred.

(o)	Shipping and handling

All shipping and handling are expensed as incurred.

(p)	Research and development

All research and development costs are expensed as incurred.

(q)	Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the consolidated statement of income as incurred.

(r)	Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(s)	Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(t)	Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2007	2006	2005
Year end RMB : US$ exchange rate	7.3141	7.81750	8.07340
Average yearly RMB : US$ exchange rate	7.6172	7.98189	8.20329

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(u)	Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). , No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

(v)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the years. During the years 2006 and 2005, there were no dilutive or potential dilutive shares; accordingly, the weighted average of shares outstanding both on a Basic and Diluted basis was 17,932,778. However, in May 2007, shares were issued to private placement investors, and warrants were issued to the placement agent advising on the transaction; as a result, the Basic and Diluted weighted average shares outstanding were 22,554,210 and 23,177,268, respectively.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company computes earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(x)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's current component of other comprehensive income is the foreign currency translation adjustment.

(y)	Recent accounting pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS 115” (SFAS No. 159), which allows for the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The objective of SFAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (‘‘SFAS 141(R)''). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In the event that the Company completes acquisitions subsequent to its adoption of SFAS 141 (R), the application of its provisions will likely have a material impact on the Company's results of operations, although the Company is not currently able to estimate that impact.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

3.	RESTRICTED CASH

Restricted Cash represents interest bearing deposits placed with banks to secure banking facilities in the form of loans and notes payable. The restriction of funds is based on time. The funds that collateralize loans are held for 60 days in savings account that pay interest at the prescribed national daily savings account rate. For funds that underline notes payable, the cash is deposited in six month time deposits that pay interest at the national time deposit rate.

4.	TRADE ACCOUNTS RECEIVABLE

	2007	2006	2005
Trade accounts receivable	$33,031,997	$12,032,112	$8,057,885
Less: Allowance for doubtful accounts	(172,309)	(226,881)	(64,962)
	$32,859,688	$11,805,231	$7,992,923

Allowance for Bad Debt:	2007	2006	2005
Beginning Balance	$226,881	$64,962	$27,349
Additions to Allowance	-	161,919	37,613
Less: bad debt written off	(54,572)	-	-
	$172,309	$226,881	$64,962

The Company offers credit terms of between 90 to 180 days to most of their international distributors and between 30 to 90 days for most of their domestic distributors.

5.	OTHER RECEIVABLES

Other receivables at December 31st consisted of the following: -

	2007	2006	2005
Advances to suppliers	$2,858,351	$175,203	$2,909,092
Advances to Employees for job/travel
disbursements	3,027,007	2,780,025	-
Amount due by a non-related enterprise	1,063,932	1,083,467	-
Other non-related receivables	451,183	644,935	-
Business taxes prepayment	21,876	-	29,866
Purchase disbursement advances	-	-	3,388,579
Sundry deposits	130,627	-	8,519
	$7,552,976	$4,683,630	$6,336,056

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

6.	INVENTORIES

Inventories consisted of the following as December 31:

	2007	2006	2005
Raw materials	$5,278,484	$7,785,927	$5,584,556
Work in Process	4,828,790	-	-
Finished goods	7,796,070	4,508,427	9,867,198
	$17,903,344	$12,294,354	$15,451,754

7.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, consisted of the following:

	2007	2006	2005
At cost:
Buildings	$15,547,205	$8,967,534	$7,204,365
Landscaping, plant, and tree	2,784,136	1,005,878	216,513
Machinery and equipment	5,732,776	4,362,645	3,939,192
Office equipment	28,520	213,527	70,883
Motor vehicles	658,547	320,932	380,767
	$24,751,184	$14,870,516	$11,811,720

Less: accumulated depreciation
Buildings	(698,732)	(508,358)	(322,632)
Machinery and equipment	(1,954,257)	(1,435,020)	(1,033,940)
Office equipment	(15,643)	(116,625)	(18,936)
Motor vehicles	(318,468)	(124,170)	(146,879)
	(2,987,100)	(2,184,173)	(1,522,387)

Construction in Progress	2,258,097	831,565	-
	$24,022,181	$13,517,908	$10,289,333

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

Construction in progress mainly comprises capital expenditures for construction of the Company's new corporate campus, including offices, factories and staff dormitories. Capital commitments for the construction are immaterial for the three years above.

Landscaping, plant and tree is chestnut trees investment in the development of agricultural operations, which have not been the significant source of the raw materials needed for the Company's operations to date.

8.	LAND USE RIGHTS, NET

Land use rights at June 30, 2007 and December 31st consisted of the following: -

	2007	2006	2005
Land use rights, at cost	$3,173,931	$2,886,587	$1,388,065
Less: Accumulated amortization	(126,910)	(109,112)	(56,314)
	$3,047,021	$2,777,475	$1,331,751

Land use rights represent the prepaid land use right. The PRC government owns the land on which the Company's corporate campus is being constructed.

9.	SHORT-TERM DEBTS

Short-term debts are as follows: -

	2007	2006	2005
Loans from Junan County Construction Bank,

Interest rate at 6.264% per annum due 8/31/2007	$410.167	$-	$-

Interest rate at 6.264% per annum due 9/7/2007	343,173	-	-

Interest rate at 7.776% per annum due
12/18/2007	261,139	-	-

Interest rate at 7.776% per annum due
12/18/2007	355,478	-	-

Interest rate at 8.541% per annum due 3/5/2008	355,478	-	-

Interest rate at 8.892% per annum due 7/23/2008	328,133	-	-

Interest rate at 6.314% per annum due 9/17/2008	256,696	-	-

Interest rate at 6.264% per annum	-	3,652,576	-
Due between 1/10/2007 and 9/7/2007

Interest rate at 6.264% per annum	-	-	7,053,765
Due between 1/16/2006 and 4/22/2006

	2007	2006	2005
Loan from Junan County Agriculture Bank,

Interest rate at 10.251% per annum due
1/11/2008	231,061	-	-

Interest rate at 10.557% per annum due
1/11/2008	345,907	-	-

Interest rate at 11.016% per annum due
2/21/2008	191,411	-	-

Interest rate at 11.169% per annum due 6/7/2008	123,050	-	-

Interest rate at 11.169% per annum due 6/7/2008	41,017	-	-

Interest rate at 11.169% per annum due
6/29/2008	347,274	-	-

Interest rate at 11.169% per annum due
6/29/2008	109,378	-	-

Interest rate at 11.169% per annum due 7/3/2008	505,872	-	-

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

	2007	2006	2005

Interest rate at 7.884% per annum due 7/18/2008	273,444	-	-

Interest rate at 11.628% per annum due
7/25/2008	191,411	-	-

Interest rate at 11.628% per annum due 8/1/2008	82,033	-	-

Interest rate at 12.393% per annum due
10/30/2008	410,167	-	-

Interest rate at 12.393% per annum due
11/11/2008	239,264	-	-

Interest rate at 12.393% per annum due
11/14/2008	205,083	-	-

Interest rate at 12.393% per annum due
11/14/2008	199,614	-	-

Interest rate at 12.393% per annum due
11/22/2008	410,167	-	-

Interest rate at 12.393% per annum due
11/29/2008	287,117	-	-

Interest rate at 12.393% per annum due
12/4/2008	410,167	-	-

Interest rate at 12.393% per annum due
12/13/2008	410,167	-	-

Interest rate at 7.65% to 10.404% per annum	-	6,269,636	-
Due between 1/10/2007 and 12/5/2007

Interest rate at 7.65% to 10.404% per annum	-	-	6,160,848
Due between 1/3/2006 and 12/12/2006

Loan from Junan County Industrial and
Commercial
Bank,

Interest rate at 6.120% per annum due 1/11/2007	546,889	-	-

Interest rate at 8.424% per annum due 3/7/2007	806,661	-	-

Interest rate at 6.120% per annum due
11/10/2007	136,722	-	-
	1,278,353	-	-

	2007	2006	2005
Interest rate at 8.073% per annum due 12/7/2007

Interest rate at 7.956% per annum due 1/18/2008	478,528	-	-

Interest rate at 7.956% per annum due 1/18/2008	546,889	-	-

Interest rate at 6.9545% per annum due 2/8/2008	604,299	-	-

Interest rate at 6.570% per annum due 2/8/2008	546,889	-	-

Interest rate at 7.956% per annum due 3/5//2008	1,367,222	-	-

Interest rate at 8.892% per annum due 3/7/2008	410,167	-	-

Interest rate at 6.12% per annum due 6/30/2008	706,766	-	-

Interest rate at 7.290% per annum due 6/30/2008	232,428	-	-

Interest rate at 3.5% to 6.12% per annum	-	4,699,925	-
Due between 1/11/2007 and 12/10/2007

Interest rate at 3.5% to 6.12% per annum	-	-	3,987,565
Due between 2/23/2006 and 12/19/2006

Loan from Junan County Merchants Bank,	1,367,222	-	-

Interest rate at 6.210% per annum due 3/13/2008

Loan from Junan County Agricultural
Financial
Institution,

Interest rate at 9.750% per annum due 5/20/2008	25,977	-	-

Interest rate at 12.420% per annum due
6/20/2008	68,361	-	-

Interest rate at 10.935% per annum due
10/1/2008	2,597,722	-	-

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

	2007	2006	2005

Interest rate at 9.765% per annum	-	181,644	-
Due between 1/13/2007 and 5/22/2007

Interest rate at 9.765% per annum	-	-	505,923
Due between 1/13/2007 and 5/22/2007

Loan from Linyi Commercial Bank,

Interest rate at 10.71% per annum due 2/6/2008	615,250	-	-

Interest rate at 10.71% per annum due 2/9/2008	497,221	-	-

Interest rate at 13.73 % per annum due
12/25/2008	136,722	-	-

Interest rate at 9.765% to 10.4715% per annum	-	1,688,520	-
Due between 1/9/2007 and 11/29/2007

Interest rate at 9.765% to 10.4715% per annum	-	-	1,374,885
Due between 1/9/2006 and 4/21/2006

Loan from Junan Agricultural Development
Bank,

Interest rate at 7.290% per annum due 9/26/2008	1,367,222	-	-

Interest rates at 5.3625% to 6.435% per annum	-	1,279,182	-
Due between 7/19/2007 and 9/4/2007

Loan from Beijing Miyun County Shilipu
Rural
Financial Institution,

Interest rates at 7.56% to 9.18% per annum	-	2,539,174	-
Due between 3/30/2007 and 5/27/2007

Interest rates at 7.56% to 9.18% per annum	-	-	2,477,271
Due between 3/30/2006 and 5/30/2006

Loan from China Agricultural Bank, Miyun

Interest rate at 7.02% per annum due 7/18/2007	-	575,632	-

Loan from China Agricultural Bank, Luotian
Branch

Interest rate at 7.722% per annum due 8/30/2008	1,039,089	-	-
	-	972,178	-

	2007	2006	2005
Interest rates at 7.605% to 7.95% per
Due 6/30/2007 and 9/5/2007

Interest rates at 7.605% to 7.95% per	-	-	1,114,772
Due 9/5/2006

Bank of China, Junan Branch,

Interest rate at 7.500% per annum due 5/19/2009	9,815	-	-

International Trust Co., Ltd.,

Interest rate at 7.839% per annum due 5/19/2009	1,367,222	-	-

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

	2007	2006	2005

International Trust and Investment Co.,
Ltd.

Interest rate at 0.67% per annum due
6/13/2008		1,279,181
	$24,077,504	$23,137,648	$22,675,029

The loans, which are denominated in the functional currency Renminbi (RMB), were primarily obtained for general working capital.

All overdue loans were extended by its financial institution.

10.	NOTES PAYABLE

The notes payable, which are denominated in the functional currency of Renminbi, at December 31st, are presented in US dollars: -

	2007	2006	2005

Notes to Industrial and Commercial Bank,

Bank commission charge at 3.99% due
December 20, 2007	$546,889	$-	$-

Bank commission charge at 3.99% due
December 12, 2007	1,093,778	-	-

Bank commission charge at 3.99% due
December 18, 2007	1,093,778	-	-

Bank commission charge at 3.744% due June 1,
2007	-	3,274,704	-

Notes to Linyi Commercial Bank,

Bank commission charge at 2.85%, due May
20, 2007	-	191,877	-

Notes to Junan County Agriculture Bank,

Bank commission charge at 0.05%, due
3/29/2006	-	-	1,238,636

Bank commission charge at 0.05%, due
between 3/22/06 and 3/30/06	-	-	1,238,635

Bank commission charge at 0.05%, due
between 4/30/06 and 5/26/05	-	-	990,908

	2007	2006	2005
Loan from Junan County Agricultural
Financial Institution,

Bank charge commission charge at 0.05%, due
11/25/06	-	-	297,273
	$2,734,444	$3,466,581	$3,765,452

All overdue notes were extended by its financial institution.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

11.	ACCRUED EXPENSES AND OTHER PAYABLE

Accrued expenses and other payables at December 31st consisted of the following: -

	2007	2006	2005

Accrued salaries and wages	$302,356	$346,738	$117,082
Accrued utility expenses	515,092	114,857	218,103
Accrued interest expenses	-	11,178	304,232
Accrued transportation expenses	371,839	100,089	6,504
Other accruals	2,848,985	90,000	61,278
Business and other taxes	-	734,492	402,451
Purchases disbursements payables	12,359,109	1,100,559	1,603,273
Interest Payable	180,696	-	23,455
Accrued staff welfare	206,031	72,350	28,871

	$16,784,108	$2,570,263	$2,765,249

12.	LONG-TERM DEBTS

Long-term debts are as follow: -
	2007	2006	2005
Loan from Bank of China, Junan Branch,

Interest rates at 0.67% per annum due 5/19/2009	-	14,738	-

Loan from Agricultural Development Luotian
Government,

Interest rates at 0.67% per annum due 12/11/2010	102,542	95,939	-
			-
Less: Current maturities of long-term debts	-	(5,117)	-

	102,542	105,560	-

Interest expenses for the loans were $2,293,442 for the year December 31, 2007.

The Loan from Agricultural Development Loutian Government is due in full at December 11, 2010. There is no current portion at December 31, 2007.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

13.	MINORITY INTERESTS

This represents the 19.8% equity of Shangdong Lorain held by a state-owned interest, Shandong Economic Development Investment Corporation.

14.	CAPITALIZATION

As a result of the reverse-merger on May 3, 2007 involving an exchange of shares, the total number of 24,923,178 shares of the Company's common stock issued and outstanding at December 31, 2007 as depicted in the following table:

			Additional Paid-
	Number of	Common Stock	in
Name of Shareholder	Share	Capital	Capital

Shareholders of International Lorain Holding Inc. (697,663 Series B preferred shares converted to common shares at one for 23.375 Split	16,307,872	$16,308	-
Halter Financial Investments LP and other (100,000 Series A preferred shares converted to common shares: 100,000 x 428.56 = 42,856,000 / 32.84) Reversed-split	1,304,992	1,305	-
Original Shareholders of Millenium Quest Inc. (Shell) 10,508,643 shares / 32.84 reverse-split adjusted for round-down	319,913	320	-
Original additional paid-in capital from the 4 PRC subsidiaries	-	-	6,846,620
Issuance of common stock for cash	6,990,401	6,990	17,340,648
	24,923,178	24,923	24,187,268

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

15.	INCOME TAXES

All of the Group's income before income taxes and related tax expenses are from PRC sources. In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 33%. However, also in accordance with the relevant taxation laws in the PRC, some of the subsidiaries of the Group are eligible for tax exemption. In particular, from the time that a company has its first profitable tax year, the company is exempt from corporate income tax for its first two years and is then entitled to a 50% tax reduction for the succeeding three years. Actual income tax expenses reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 33% to income before income tax for the period from August 4, 2006 (date of incorporation) to December 31, 2007 for the following reasons: -

	2007	2006	2005

Income before tax	$12,595,196	$7,333,197	$4,562,172

Tax at the income tax rate	3,778,559	2,419,955	1,505,517
Effect of tax exemption granted	(1,643,643)	(1,355,576)	(1,180,937)
Income tax	$2,134,916	$1,064,379	$324,580

Per Share Effect of Tax Exemption
	2007	2006	2005
Effect of tax exemption granted	$1,643,643	$1,378,960	$1,180,937

Weighted-Average Shares Outstanding	24,923,178	17,932,777	17,932,777
Per share effect	$0.0659	$0.0769	$0.0659

Effective January 1, 2008, PRC government implements a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as “two-year exemption followed by three-year half exemption” hitherto enjoyed by tax payers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

Based on the background of each constituent of our group, the income tax rates applicable to the four constituents for 2007, 2008 and 2009 are depicted in the following table.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2007, 2006 AND 2005
(Stated in US Dollars)

Income Tax Rate	2007	2008	2009
Junan Hongran	15%	12.5%	25%
Luotian Lorain	0%	12.5%	12.5%
Beijing Lorain	0%	0%	12.5%
Shangdong Lorain	30%	25%	25%

16.	SALES BY PRODUCT TYPE

Sales by categories of product at December 31, as follow: -

Category	2007	2006	2005
Chestnut	$45,799,404	$29,725,421	$20,055,697
Meat	2,518,968	3,830,986	475,703
Vegetable	32,824,386	14,787,914	8,136,133
Others	952,205	1,216,636	1,527,611
Total	$82,094,963	$49,560,957	$30,195,144

Revenue by geography at December 31, as follow:

Country	2007	2006	2005
Australia	$18,710	$-	$-
Belgium	2,040,636	1,682,906	1,042,364
Canada	14,112	366,581	965,566
China	48,566,474	23,423,978	14,831,818
France	284,101	-	-
Germany	44,527	246,030	-
Holland	586,379	-	-
Hong Kong	71,860	-	-
Japan	17,077,937	13,791,034	11,360,356
Kuwait	364,893	3,930,546	112,849

Country	2007	2006	2005
Malaysia	1,569,794	-	-
Mexico	-	1,425,203	282,621
Saudi Arabia	684,321	415,426	335,410
Singapore	2,442,038	246,388	86,779
South Korea	5,174,079	2,409,855	358,494
Taiwan	57,819	-	-
United Arab
Emirates	239,565
United Kingdom	1,793,707	-	-
United States of
America	1,064,011	-	-
Other	-	1,623,010	818,887
Total	$82,094,963	$49,560,957	$30,195,144

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
American Lorain Corporation

We have reviewed the accompanying interim consolidated balance sheets of American Lorain Corporation (the “Company”) as of June 30, 2008 and December 31, 2007, and the related statements of income, stockholders' equity, and cash flows for the three-month and six-month periods ended June 30, 2008 and 2007. These interim consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

South San Francisco, California	Samuel H. Wong & Co., LLP
August 5, 2008	Certified Public Accountants

AMERICAL LORAIN CORPORATION CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Stated in U.S. Dollars)

			(Audited)
	Note	6/30/2008	12/31/2007
ASSETS
Current Assets
Cash and Cash equivalents	2 (m)	$8,494,358	$6,769,973
Restricted Cash	3	4,252,007	2,021,839
Short-term Investment		7,276	7,246
Trade accounts receivable	4	20,730,615	32,859,688
Other receivables		7,266,259	7,552,976
Inventory	2 (j), 5	19,358,049	17,903,344
Advance to Suppliers		3,615,626	5,357,951
Prepaid Expenses and Taxes		2,143,719	916,774
Total Current Assets		$65,867,909	$73,389,790

Non-Current Assets
Long-term Investment		1,589,355	-
Property, plant and equipment, net	2 (f), 6	29,442,995	24,022,181
Land use rights, net	7	3,995,251	3,047,021

TOTAL ASSETS		$100,895,510	$100,458,992

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Short-term bank loans	8	$24,944,797	$24,077,504
Notes payable	9	6,548,503	2,734,444
Accounts payable		2,607,516	6,251,833
Income tax payable		732,134	1,121,528
Accrued liabilities and other payables		6,728,839	16,784,108
Customers deposits		1,994,139	957,642
Total Current Liabilities		$43,555,927	$51,927,058

Long-term Liabilities
Long-term bank loans	10	568,221	102,542

TOTAL LIABILITIES		$44,124,148	$52,029,600

			(Audited)
	Note	6/30/2008	12/31/2007
Minority interests	11	$4,332,557	$3,887,021

STOCKHOLDERS' EQUITY
Common Stock, $0.001 par value, 200,000,000 shares
authorized; 24,923,178 shares issued and outstanding
as of June 30, 2008 and December 31, 2007	12	24,923	24,923
Additional paid-in-capital		24,187,268	24,187,268
Statutory reserves		6,106,809	4,497,647
Retained earnings		17,834,901	13,985,824
Accumulated other comprehensive income		4,284,904	1,846,708
		$52,438,805	$44,542,370

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY		$100,895,510	$100,458,992

AMERICAL LORAIN CORPORATION CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2008	2007	2008	2007
Net revenues		$21,524,427	$13,343,209	$38,952,726	$25,242,021
Cost of revenues		(16,338,272)	(10,388,680)	(29,818,596)	(19,341,479)
Gross profit		5,186,155	2,954,529	9,134,130	5,900,542

Operating expenses
Selling and marketing expenses		(616,050)	(296,917)	(1,235,018)	(422,750)
General and administrative
expenses		(1,087,894)	(460,141)	(1,632,344)	(820,140)

Operating Income		3,482,211	2,197,471	6,266,768	4,657,652

Investment income		(2,790)	-	(2,790)	-
Government subsidy income		4,492	(7,721)	37,242	-
Interest and other income		71,505	7,234	110,588	33,824
Other expenses		(94,819)	(1,329,203)	(104,987)	(1,333,429)
Interest expense		(683,401)	(737,611)	(1,273,698)	(1,303,281)

Earnings before tax		2,777,199	130,170	5,033,124	2,054,766

Income tax	2 (r), 13	(493,194)	(285,597)	(883,575)	(615,577)

Income before minority		2,284,005	(155,427)	4,149,549	1,439,189

Minority interests		(166,631)	(54,442)	(300,471)	(155,837)

Net income		$2,117,374	$(209,869)	$3,849,078	$1,283,352
Earnings per share	2 (v)
- Basic		$0.0850	$(0.00746)	$0.1544	$0.0636
- Diluted		$0.0836	$(0.00746)	$0.1517	$0.0623

Weighted average shares
outstanding
- Basic		24,923,178	22,437,703	24,923,178	20,185,241
- Diluted		25,320,677	23,255,647	25,378,104	20,594,213

AMERICAL LORAIN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTHS AND THREE-MONTHS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Cash flows from operating activities
Net income	$2,111,375	$(244,510)	$3,849,078	$1,283,352
Minority interest	166,631	54,442	300,471	155,837
Depreciation	152,589	185,240	513,157	345,003
Amortization	170,289	5,981	197,770	24,019
(Increase)/decrease in accounts & other
receivables	5,344,818	(6,173,644)	12,415,790	(3,178,691)
(Increase)/decrease in advances to suppliers	1,742,325	-	1,742,325	-
(Increase)/decrease in inventories	(4,991,298)	(2,565,667)	(1,454,705)	(1,478,673)
(Increase)/decrease in prepaid tax	(1,226,945)	-	(1,226,945)	-
Increase/(decrease) in accounts and other
payables	(3,687,836)	(7,514,109)	(13,699,587)	(6,147,360)
Increase/(decrease) in tax payable	(389,393)	-	(389,393)	-
Increase/(decrease) in customer deposit	1,036,497	-	1,036,497	-
Net cash (used in)/provided by operating		(16,252,267
activities	429,052)		3,284,458	(8,996,513)

Cash flows from investing activities
Purchase of plant and equipment	(2,420,849)	-	(5,657,923)	-
Sale of plant and equipment	-	(887,995)	-	-
Purchase of biological assets	115,731	(1,031,299)	-	(1,031,299)
Payment of construction in progress	938,022	(777,177)	(315,133)	(777,177)
(Increase)/decrease in restricted cash	(2,264,890)	(6,209,092)	(2,230,168)	(3,987,219)
Payment of land use rights	(816,295)	1,081,811	(948,230)	-
Investments in securities	(816,443)	19,930	(1,589,385)	19,667
Contribution to capital reserve	1,609,162	-	1,609,161	-
Net cash used in investing activities	(3,655,562)	(7,803,822)	(9,131,678)	(5,776,028)

Cash flows from financing activities
Bank borrowings	266,084	-	1,332,972	-
Bank repayment	-	(2,618,282)	-	(5,769,343)
Notes payable	3,814,058	-	3,814,058	-
Issue of common stock	-	103,679	-	103,679
Increase in additional paid-in capital	-	20,260,623	-	20,260,623
Net cash provided by/(used in) financing
activities	4,080,142	17,746,020	5,147,030	14,594,959

Net Increase/(decrease) of Cash and Cash
Equivalents	853,632	(6,310,069)	(700,190)	(177,582)

Effect of foreign currency translation on cash
and cash equivalents	1,378,229	385,932	2,424,575	387,585

Cash and cash equivalents–beginning of year	6,262,497	8,450,565	6,769,973	2,316,425

Cash and cash equivalents–end of year	$8,494,358	$2,526,428	$8,494,358	$2,526,428

Supplementary cash flow information:
Interest received	25,710	14,134	34,412	17,187
Interest paid	607,641	384,206	976,719	911,416
Taxes paid	$374,134	$369,837	$2,079,565	$699,817

AMERICAN LORAIN CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)

1.	ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPAL ACTIVITIES

	(a)	Organization history of American Lorain Corporation (formerly known as Millennium Quest, Inc.)

American Lorain Corporation (the “Company” or “ALC”) is a Delaware corporation incorporated on February 4, 1986. From inception through May 3, 2007, the Company did not engage in any active business operations other than in search and evaluation of potential business opportunity to become an acquiree of a reverse-merger deal.

	(b)	Organizational history of International Lorain Holding Inc. and its subsidiaries

International Lorain Holding Inc. (“ILH”) is a Cayman Islands company incorporated on August 4, 2006 and was until May 3, 2007 wholly-owned by Mr. Hisashi Akazawa. Through restructuring and acquisition in 2006, the Company presently has two direct wholly-owned subsidiaries, Junan Hongrun and Luotian Lorain, and one indirectly wholly-owned subsidiary through Junan Hongrun, which is Beijing Lorain.

In addition, the Company directly and indirectly has 80.2% ownership of Shandong Lorain. The rest of the 19.8%, which is owned by the State under the name of Shandong Economic Development Investment Co. Ltd., is not included as a part of the Group.

	(c)	Reverse-merger

On May 3, 2007, the Company entered into a share exchange agreement with International Lorain Holding Inc. (“ILH”) whereby the Company consummated its acquisition of ILH by issuance of 697,663 Series B voting convertible preferred shares to the shareholders of ILH in exchange of 5,099,503 ILH shares. Concurrently on May 3, 2007, the Company also entered into a securities purchase agreement with certain investors and Mr. Hisashi Akazawa and Mr. Si Chen (each a “beneficial owner”) whereby the Company issued 319,913 (after reverse-split at 32.84 from 10,508,643) common shares to its shareholders as consideration of the Company's reverse-merger with Lorain.

The share exchange transaction is referred to hereafter as the “reverse-merger transaction.” The share exchange transaction has been accounted for as a recapitalization of ALC where the Company (the legal acquirer) is considered the accounting acquiree and ILH (the acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of ILH.

Accordingly, the accompanying consolidated financial statements are those of the accounting acquirer, ILH. The historical stockholders' equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented. See also Note 14 Capitalization.

	(d)	Business activities

The Company develops, manufactures, and sells convenience foods (such as cut fruit and premixed salads, which are known as lightly processed; Ready-to-Cook (or “RTC”) meals; Ready-to-Eat (or

“RTE”) meals and Meals Ready-to-Eat (or “MRE”); chestnut products; and frozen, canned, and bulk foods, in hundreds of varieties. The Company operates through indirect Chinese subsidiaries. The products are sold in 19 provinces and administrative regions in China and 21 foreign countries. Foodproducts are categorized into three types: (1) chestnut products, (2) convenience food, and (3) frozen, canned, and bulk food.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Method of accounting

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

	(b)	Principles of consolidation

The consolidated financial statements, which include the Company and its subsidiaries, are compiled in accordance with generally accepted accounting principles in the United States of America. All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include 100% of assets, liabilities, and net income or loss of those wholly-owned subsidiaries; ownership interests of minority investors are recorded as minority interests.

As of June 30, 2008, the detailed identities of the consolidating subsidiaries are as follows: -

		Attributable
	Place of	equity	Registered
Name of Company	incorporation	interest %	capital

Shandong Green Foodstuff Co., Ltd	PRC	80.2	$12,901,823 (RMB 100,860,000)
Luotian Green Foodstuff Co., Ltd	PRC	100	$1,279,181 (RMB 10,000,000)
Junan Hongrun Foodstuff Co., Ltd	PRC	100	$2,430,445 (RMB 19,000,000)
Beijing Green Foodstuff Co., Ltd	PRC	100	$1,279,181 (RMB 10,000,000)

(c)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

(d)	Economic and political risks

The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(e)	Lease prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(f)	Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	40 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(g)	Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss.

(h)	Construction in progress

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

(i)	Investment securities

The Company classifies its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(j)	Inventories

Inventories consisting of finished goods and raw materials are stated at the lower of cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

(k)	Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(l)	Customer deposits

Customer deposits were received from customers in connection with orders of products to be delivered in future periods.

(m)	Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(n)	Advertising

All advertising costs are expensed as incurred.

(o)	Shipping and handling

All shipping and handling are expensed as incurred.

(p)	Research and development

All research and development costs are expensed as incurred.

(q)	Retirement benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the pro forma consolidated statement of income as incurred.

(r)	Income taxes

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

(s)	Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(t)	Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	6/30/2008	3/31/2008	12/31/2007	6/30/2007	3/31/2007
Year end RMB : USD	6.8718	7.0222	7.3141	7.6248	7.7409
Average yearly RMB : USD	7.07263	7.17568	7.6172	7.72999	7.77136

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(u)	Revenue recognition

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company's revenue consists of invoiced value of goods, net of a value-added tax (VAT). , No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and sales discount is normally not granted after products are delivered.

(v)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the years. During the periods ended June 30, 2008 and June 30, 2007, no dilutive potential ordinary shares were issued.

The Company computes earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(w)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(x)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's current component of other comprehensive income is the foreign currency translation adjustment.

(y)	Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). Statement 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis.

The Company is currently evaluating the potential impact, if any, of the adoption of the above recent accounting pronouncements on its consolidated results of operations and financial condition.

3.	RESTRICTED CASH

Restricted Cash represents interest bearing deposits placed with banks to secure banking facilities in the form of loans and notes payable. The restriction of funds is based on time. The funds that collateralize loans are held for 60 days in savings account that pay interest at the prescribed national daily savings account rate. For funds that underline notes payable, the cash is deposited in six month time deposits that pay interest at the national time deposit rate.

4.	TRADE ACCOUNTS RECEIVABLE

	6/30/2008	12/31/2007

Trade Account Receivable	$21,046,309	$33,031,997
Less: Allowance for Doubtful Accounts	(315,694)	(172,309)
	$20,730,615	$32,859,688

	6/30/2008	12/31/2007
Allowance for Bad Debt:
Beginning Balance	$172,309	$226,881
Additions to Allowance	143,385	-
Less: Bad Debt Written-off	-	(54,572)
	$315,694	$172,309

The Company offers credit terms of between 90 to 180 days to most of their international distributors and between 30 to 90 days for most of their domestic distributors.

5.	INVENTORY

Inventories at June 30, 2008 and December 31, 2007 consisted of the following:

	6/30/2008	12/31/2007

Raw Material	$11,220,624	$5,225,248
Finished Goods	8,137,425	12,678,096
	$19,358,049	$17,903,344

6.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at June 30, 2008 and December 31, 2007 consisted of the following:

	6/30/2008	12/31/2007
At Cost:
Buildings	$20,609,716	$15,547,205
Biological Assets	2,745,052	2,784,136
Machinery and Equipment	6,408,913	5,732,776
Office Equipment	351,062	28,520

Motor Vehicles	437,353	658,547
	$30,552,096	$24,751,184

Less: Accumulated Depreciation
Buildings	(944,742)	(698,732)
Biological Assets	(0)	(1,954,257)
Machinery and Equipment	(2,340,387)	(15,643)
Office Equipment	(194,200)	(318,468)
Motor Vehicles	(203,002)	(2,987,100)
	(3,682,331)	(698,732)

Construction in Progress	2,573,230	2,258,097

	$29,442,995	$24,022,181

Construction in progress mainly comprises capital expenditures for construction of the Company's new corporate campus, including offices, factories, and staff dormitories. Capital commitments for the construction are immaterial for the periods disclosed above.

Biological Assets are chestnut tree investments in the development of agricultural operations, which have not been the significant source of the raw materials needed for the Company's operations to date.

7.	LAND USE RIGHTS, NET

Land Use Rights at June 30, 2008 and December 31, 2007 consisted of the following: -

	6/30/2008	12/31/2007

Land Use Rights, at cost	$4,340,154	$3,173,931
Less: Accumulated amortization	(344,903)	(126,910)
	$3,995,251	$3,047,021

Land use rights represent the prepaid land use right. The PRC government owns the land on which the Company's corporate campus is being constructed.

8.	SHORT-TERM DEBTS

			6/30/2008	12/31/2007
Loans from Junan County Construction Bank
º	Interest rate at 6.264% per annum due 8/31/2007		$436,567	$410,167
º	Interest rate at 6.264% per annum due 9/7/2007		365,261	343,173
º	Interest rate at 7.776% per annum due 12/18/2007			261,139
º	Interest rate at 7.776% per annum due 12/18/2007			355,478
º	Interest rate at 8.541% per annum due 3/5/2008			355,478
º	Interest rate at 8.892% per annum due 7/23/2008		349,253	328,133
º	Interest rate at 6.314% per annum due 9/17/2008		273,218	256,696
º	Interest rate at 7.884% per annum due 6/11/2008		87,140	505,872
º	Interest rate at 7.884% per annum due 7/29/2008		261,940
º	Interest rate at 7.884% per annum due 7/29/2008		771,268
º	Interest rate at 7.884% per annum due 8/8/2008		582,089
º	Interest rate at 7.884% per annum due 8/8/2008		334,701
º	Interest rate at 7.884% per annum due 8/28/2008		669,402
º	Interest rate at 7.884% per annum due 8/27/2008		844,029
º	Interest rate at 7.884% per annum due 9/18/2008		451,119

Loan from Junan County Agriculture Bank
º	Interest rate at 10.251% per annum due 1/11/2008	$		$231,061
º	Interest rate at 10.557% per annum due 1/11/2008			345,907
º	Interest rate at 11.016% per annum due 2/21/2008			191,411
º	Interest rate at 11.169% per annum due 6/7/2008			123,050
º	Interest rate at 11.169% per annum due 6/7/2008			41,017
º	Interest rate at 11.169% per annum due 6/29/2008			347,274
º	Interest rate at 11.169% per annum due 6/29/2008			109,378
º	Interest rate at 11.169% per annum due 7/3/2008			505,872
º	Interest rate at 11.169% per annum due 8/13/2008		1,018,656	1,476,540
º	Interest rate at 11.169% per annum due 9/24/2008		945,895
º	Interest rate at 11.169% per annum due7/18/2008		334,701

º	Interest rate at 7.884% per annum due 7/18/2008			273,444
º	Interest rate at 11.628% per annum due 7/25/2008			191,411
º	Interest rate at 11.628% per annum due 8/1/2008		87,313	82,033
º	Interest rate at 12.393% per annum due 10/30/2008		436,567	410,167
º	Interest rate at 12.393% per annum due 11/11/2008		254,664	239,264
º	Interest rate at 12.393% per annum due 11/14/2008		218,283	205,083
º	Interest rate at 12.393% per annum due 11/14/2008			199,614
º	Interest rate at 12.393% per annum due 11/22/2008		436,567	410,167
º	Interest rate at 12.393% per annum due 11/29/2008		305,597	287,117
º	Interest rate at 12.393% per annum due 12/4/2008		436,567	410,167
º	Interest rate at 12.393% per annum due 12/13/2008		436,567	410,167

			6/30/2008	12/31/2007
º	Interest rate at 12.699% per annum due 1/4/2009			-
º	Interest rate at 11.169% per annum due 5/20/2008			-
º	Interest rate at 12.699% per annum due 1/4/2009		58,209	-
º	Interest rate at 12.699% per annum due 1/4/2009		87,313	-
º	Interest rate at 12.699% per annum due 1/4/2009		58,209	-
º	Interest rate at 11.169% per annum due 1/1/2009		116,418

º	Interest rate at 11.169% per annum due 7/18/2008			-
º	Interest rate at 11.169% per annum due 6/30/2008			-
º	Interest rate at 11.169% per annum due 2/1/2009			-
º	Interest rate at 12.70% per annum due 3/20/2009		58,209	-
º	Interest rate at 11.169% per annum due 5/6/2008			-
º	Interest rate at 11.169% per annum due 6/26/2008			-
º	Interest rate at 11.169% per annum due 6/12/2008			-
º	Interest rate at 11.169% per annum due 6/19/2008			-
º	Interest rate at 11.169% per annum due 6/19/2008			-

Loan from Junan County Industrial and Commercial Bank
º	Interest rate at 6.120% per annum due 1/11/2007	$		$546,889
º	Interest rate at 8.424% per annum due 3/7/2007			806,661
º	Interest rate at 6.120% per annum due 11/10/2007			136,722
º	Interest rate at 8.073% per annum due 12/7/2007			1,278,353
º	Interest rate at 7.956% per annum due 1/18/2008			478,528
º	Interest rate at 7.956% per annum due 1/18/2008			546,889
º	Interest rate at 6.9545% per annum due 2/8/2008			604,299
º	Interest rate at 6.570% per annum due 2/8/2008			546,889
º	Interest rate at 7.956% per annum due 3/5//2008			1,367,222
º	Interest rate at 8.892% per annum due 3/7/2008			410,167
º	Interest rate at 6.12% per annum due 6/30/2008		85,752	706,766
º	Interest rate at 7.290% per annum due 6/30/2008			232,428
º	Interest rate at 9.71% per annum due 7/10/2008		94,589	-
º	Interest rate at 9.71% per annum due 8/8/2008		49,478	-
º	Interest rate at 8.541% per annum due 4/20/2008			-

º	Interest rate at 9.711% per annum due 12/22/2008		203,731	-
º	Interest rate at 6.57% per annum due 4/17/2008			-
º	Interest rate at 8.541% per annum due 4/30/2008			-
º	Interest rate at 7.47% per annum due 11/1/2008		407,462	-
º	Interest rate at 7.47% per annum due 12/1/2008		582,089	-
º	Interest rate at 8.541% per annum due 6/4/2008			-
º	Interest rate at LIBOR+1.5% per annum due 6/6/2008
º	Interest rate at LIBOR+1.5% per annum due 6/13/2008
º	Interest rate at 8.541% per annum due 10/12/2008		392,910

			6/30/2008		12/31/2007
º	Interest rate at 8.54% per annum due 7/29/2008		72,761

Loan from Junan County Merchants Bank
º	Interest rate at 6.210% per annum due 3/13/2008	$			$1,367,222

Loan from Junan County Agricultural Financial Institution
º	Interest rate at 12.15% per annum due 5/20/2008	$			$25,977
º	Interest rate at 12.420% per annum due 6/20/2008				68,361
º	Interest rate at 10.935% per annum due 10/1/2008				2,597,722

Loan from Linyi Commercial Bank
º	Interest rate at 10.71% per annum due 2/9/2008	$			$497,221
º	Interest rate at 13.73% per annum due 12/25/2008		145,522		136,722
º	Interest rate at 13.73% per annum due 1/5/2009		683,955		-
º	Interest rate at 13.73% per annum due 1/12/2009		654,850		-

Loan from Junan Agricultural Development Bank
º	Interest rate at 7.290% per annum due 9/26/2008		$1,455,223	$
º	Interest rate at 6.570% per annum due 9/3/2008		87,314
º	Interest rate at 6.570% per annum due 9/12/2008		97,500

Loan from China Agricultural Bank, Luotian Branch
º	Interest rate at 7.722% per annum due 8/28/2008		$742,164		$1,039,089

Bank of China, Junan Branch
º	Interest rate at 7.500% per annum due 5/19/2009		$7,288		$9,815
º	Interest rate at 7.840% per annum due 5/17/2009				-

International Trust Co., Ltd.
º	Interest rate at 5.76% per annum due 6/13/2008		$1,455,223		$1,367,222

United Commercial Bank, China Branch
º	Interest rate at 5.494% per annum due 1/14/2009		$1,044,850		$-

Luotian Agricultural Cooperation Development Office
º	Interest rate at 2.1% per annum due 12/11/2011	$			$-

Jinan Merchants Bank, Jinan County
º	Interest rate at 15.00% per annum due 10/3/2008		$1,455,223	$

Shenzhen Develop Bank
º	Interest rate at 7.47% per annum due 11/15/2008		$1,455,223	$

Credit Union, Beijing

		6/30/2008	12/31/2007
º	Interest rate at 10.935% per annum due 9/29/2008	2,764,923

Bank of Beijing
º	Interest rate at 7.884% per annum due 7/18/2008	291,045

		$24,944,797	$24,077,504

The loans, which are denominated in the functional currency Renminbi (RMB), were primarily obtained for general working capital.

All overdue loans were extended by its financial institution.

9.	NOTES PAYABLE

The notes payable, which are denominated in the functional currency of Renminbi, at June 30, 2008 and December 31, 2007, are presented in US dollars as follows:

			6/30/2008	12/31/2007

Notes to Industrial and Commercial Bank,
º	Bank commission charge at 3.99% due December 20, 2007	$		$546,888
º	Bank commission charge at 3.99% due December 12, 2007			1,093,778
º	Bank commission charge at 3.99% due December 18, 2007			1,093,778
º	Bank commission charge at 7.24% due September 4, 2008		582,089	-
º	Bank commission charge at 7.24% due September 4, 2008		582,089	-
º	Bank commission charge at 7.24% due September 4, 2008		291,045	-
º	Bank commission charge at 7.20% due September 19,			-
	2008		582,089
º	Bank commission charge at 7.20% due September 19,			-
	2008		582,089
º	Bank commission charge at 7.20% due September 19,			-
	2008		291,045

Notes to Jinan Merchant Bank
º	Bank commission charge at 0.0056%, due October 3, 2008		1,455,223	-

Notes to Shenzhen Develop Bank
	º Bank commission charge at 0.0043%, due November 15,			-
	2008		2,182,834

			$6,548,503	$2,734,444

All overdue notes were extended by its financial institution.

10.	LONG-TERM DEBTS

		6/30/2008	12/31/2007

Loan from Agricultural Development Luotian
Government,
º	Interest rate at 0.67% per annum due 12/11/2010	$109,142	$102,542
º	Interest rate at 2.10% per annum due 12/11/2011	25,466

Loan from United Commercial Bank, China Branch
º	Interest rate at 5.494% per annum due 1/14/2011	433,613	-

Less: Current maturities of long-term debts			-
		$568,221	$102,542

Interest expenses for long-term debt were $11,189 and $687 for the period ended June 30, 2008 and the year ended December 31, 2007.

The Loan from Agricultural Development Luotian Government is due in full at December 11, 2010. There is no current portion at December 31, 2007.

11.	MINORITY INTERESTS

Minority interests represent the 19.8% equity of Shangdong Lorain held by a state-owned enterprise, Shandong Economic Development Investment Corporation.

12.	CAPITALIZATION

As a result of the reverse-merger on May 3, 2007 involving an exchange of shares, the total number of 24,923,178 shares of the Company's common stock issued and outstanding at June 30, 2008 and December 31, 2007 is depicted in the following table:

			Additional
	Number of	Common	Paid-in
Name of Shareholder	Share	Stock Capital	Capital

Shareholders of International Lorain Holding
Inc. (697,663 Series B preferred shares
converted to common shares at one for
23.375
Split	16,307,872	$16,308	$-

Halter Financial Investments LP and other
(100,000 Series A preferred shares converted
to common shares:
100,000 x 428.56 = 42,856,000 / 32.84)
Reversed-split	1,304,992	1,305	-

Original Shareholders of Millennium Quest
Inc.
(Shell) 10,508,643 shares / 32.84
reverse-split adjusted for round-down	319,913	320	-

Original additional paid-in capital from the
4 PRC subsidiaries	-	-	6,846,620

Issuance of common stock for cash	6,990,401	6,990	17,340,648

	24,923,178	$24,923	$24,187,268

13.	INCOME TAXES

All of the Group's income before income taxes and related tax expenses are from PRC sources. In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate was 33% for all periods before December 31, 2007. However, also in accordance with the relevant taxation laws in the PRC, some of the subsidiaries of the Group are eligible for tax exemption. In particular, from the time that a company has its first profitable tax year, the company is exempt from corporate income tax for its first two year and is then entitled to a 50% tax reduction for the succeeding three year. Actual income tax expenses reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 33% to income before income tax for the period from August 4, 2006 (date of incorporation) to December 31, 2007, and 25% for periods thereafter, for the following reasons: -

	6/30/2008	6/30/2007

Effect of tax exemption granted	$5,033,124	$2,054,766

Tax Rate	25%	33%
Tax at the income tax rate	1,258,281	678,073
Effect of tax exemption granted	374,706	62,496
Income tax	$883,575	$615,577

Per Share Effect of Tax Exemption
	6/30/2008	6/30/2007

Effect of tax exemption granted	$374,706	$62,496

Weighted-Average Shares Outstanding	24,923,179	35,111,908
Per share effect	$0.0151	$0.0018

Effective January 1, 2008, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as “two-year exemption followed by three-year half exemption” hitherto enjoyed by taxpayers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises that already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

Based on the background of each constituent of our group, the income tax rates applicable to the four constituents for 2007, 2008, and 2009 are depicted in the following table.

Income Tax Rate	2007	2008	2009
Junan Hongran	15%	15%	25%
Luotian Lorain	0%	15%	15%
Beijing Lorain	0%	0%	15%
Shangdong Lorain	30%	25%	25%

14.	SALES BY PRODUCT TYPE

Sales by categories of product at June 30, as follow: -

Category	6/30/2008	6/30/2007

Chestnut	$23,358,314	$13,825,482
Meat	4,710,370	1,051,366
Vegetable	10,863,603	10,321,464
Others	20,440	43,709
Total	$38,952,726	$25,242,021

Revenue by geography at June 30, was as follows: -

Country	6/30/2008	6/30/2007

Belgium	$839,578	$570,658
Canada	0	13,832
Chile	72,424
China	30,668,181	18,240,283
France	380,509	32,513
Germany	33,355	38,518
Hong Kong	69,501	24,036
Japan	2,243,240	3,981,326
South Korea	2,060,488	921,705
Kuwait	0	34,252
Malaysia	242,603	234,111
Netherlands	399,301	136,746
Saudi Arabia	110,890	459,780
Singapore	263,666	102,874
Spain	37,724	0
Taiwan	605,379	0
United Arab Emirates	100,942	46,265
UK	633,446	97,201
USA	171,499	247,710
Syria		46,872
Yemen		13,338
Total	$38,952,726	$25,242,021

15.	EARNINGS PER SHARE

	Three	Three	Six	Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net Income (A)	2,117,374	(244,510)	3,849,078	1,283,352

Basic Weighted Average
Shares Outstanding (B)	24,923,178	22,437,703	24,923,178	20,185,241
Dilutive Shares:
- Addition to Common
Stock from Potential
Exercise of Warrants
(C)	397,498	817,944	454,925	408,972
Diluted Weighted
Average Shares
Outstanding: (D)	25,320,677	23,255,647	25,378,104	20,594,213

Earnings Per Share
- Basic (A)/(B)	0.0850	(0.0087)	0.1544	0.0366
- Diluted (A)/(D)	0.0836	(0.0087)	0.1517	0.0366

Weighted Average
Shares Outstanding
- Basic	24,923,178	22,437,703	24,923,178	20,185,241
- Diluted	25,320,677	23,255,647	25,378,104	20,594,213

No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

8,838,716 shares of common stock

PROSPECTUS

October 31, 2008

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, except as required by law.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.